UST

2006 ANNUAL REPORT & 2007 PROXY



Building Momentum

UST

USTogether — Our Core Values

At UST, we operate our smokeless tobacco and wine businesses according to a set of Core Values we call *USTogether* that combine a commitment to superior quality with an obligation to the highest standards of ethical behavior. We want to be recognized not only as an outstanding employer and manufacturer, but, just as importantly, as a respected business partner, leading corporate citizen and worthy enterprise for investment. Our Core Values are the following:

- We are committed to developing and maintaining a talented, dedicated and responsible work force built on personal and business integrity.
- We understand the critical importance of customer service to our success and will strive to excel at it in everything we do.
- We recognize that our consumers drive our business and satisfying their preferences is fundamental to our success.
- In our business pursuits, we will strive to produce, market and sell quality products to exceed the expectations of our consumers and set the standards of excellence within the industries in which we compete.
- We recognize that our shareholders are the true owners of the business and we dedicate our resources to increasing our shareholder value.
- As a corporate citizen, we support community activities that reflect the values of our employees, stakeholders and consumers.

www.ustinc.com

Visit our website for information about UST and its subsidiaries, including:

- Investor information
- Press releases
- Webcast events
- Employment information

About UST

UST Inc. (NYSE: UST) is a holding company for its principal subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd.. U.S. Smokeless Tobacco Company is a leading producer and marketer of moist smokeless tobacco products, including Copenhagen, Skoal, Red Seal and Husky. International Wine & Spirits Ltd., through its Ste. Michelle Wine Estates subsidiary, produces and markets a number of premium wines, including Chateau Ste. Michelle and Columbia Crest, as well as Domaine Ste. Michelle sparkling wine. The Company also is the exclusive distributor and marketer of Antinori wines in the United States.

Comparative Highlights

For the year ended December 31 (Dollars in thousands, except per share amounts)	2006	2005
Financial Results		
Net sales	$1,850,911	$1,851,885
Operating income	834,811	878,195
Net earnings	505,856	534,268
Diluted earnings per share	3.12	3.23
Dividends per share	2.28	2.20
Other Data		
Average number of diluted shares (in thousands):	162,280	165,497
Number of stockholders of record at year-end	7,094	7,266
Average number of employees	5,008	5,111

Note: The Comparative Highlights presented above are to be read in conjunction with UST's Consolidated Financial Statements and the accompanying notes to those statements. For additional details on comparative results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

"Our strategy going into 2006 was to put the Company back on a growth track, which we believe was accomplished."



Vincent A. Gierer, Jr.
Chairman
UST Inc.

2006 BUSINESS REVIEW

Fellow Shareholders:

For the year 2006, net sales were stable at $1.9 billion, net earnings declined 5.3 percent to $505.9 million, and diluted earnings per share declined 3.4 percent to $3.12. Despite the decline in year-over-year results, we are encouraged by the overall state of our businesses and the operational results achieved. These results were driven by improved premium net can sales and good cost control in our moist smokeless tobacco business, coupled with strong top and bottom line results for our wine business.

Diluted earnings per share came in substantially above our original target of $3.05. Furthermore, these results included a net $.06 charge that was not part of our initial 2006 projection, related to the implementation of a major cost-savings program we began called Project Momentum. This program is expected to generate more than $100 million in savings over the next three years, which can be used to increase earnings or be reinvested in the business to further accelerate growth and enable us to meet competitive challenges that may arise in the future.

Our strategy going into 2006 was to put the Company back on a growth track, which we believe was accomplished. On the strength of all these factors, the market responded by increasing the value of our stock by better than 40 percent for the year.

Smokeless Tobacco

For the Smokeless Tobacco segment, net sales and operating profit came in at $1.5 billion and $805 million, respectively. We entered the year with three goals for our U.S. Smokeless Tobacco Company subsidiary – growing the moist smokeless tobacco category, improving premium brand loyalty, and continuing product innovation – and we delivered on each of those commitments.

Growing The Moist Smokeless Tobacco Category

Our emphasis on expanding the moist smokeless tobacco category by converting adult smokers, which first began several years ago, remains job number-one for our Company. In 2006, we continued to make significant investments in category growth aimed at reaching out to these adults. Over the last three years, we have invested more than $100 million on an annual basis. These efforts resulted in the category's growth accelerating last year, enabling it to remain one of the fastest-growing of all major consumer packaged goods categories.

Improving Premium Brand Loyalty

Our goal was to stabilize by the end of 2006 premium unit volume for our moist smokeless tobacco business, which had declined for several years in the face of stiff competition from price-value products. With an $80+ million investment in customized, state-by-state, price-focused initiatives designed to improve the value of our premium brands and enhance loyalty, we attained our goal earlier in the year than expected. Each quarter saw improved trends posted, with the third quarter up 0.7 percent and the fourth quarter up 1.7 percent, the largest increase in almost 10 years.

Continuing Product Innovation

A third key objective we fulfilled was maintaining our commitment to product innovation in our moist smokeless tobacco business. On a national level, we launched Copenhagen Long Cut Straight and new and improved Skoal Bandits, with the former being named the category's best new product in an annual poll of retailers conducted by a leading trade magazine. We also introduced in selected test markets Skoal Dry Tobacco Packs, a spit-free pouch product developed specifically to be a neat, discreet alternative for adult smokers. Altogether, new products brought to market within the past three years comprise almost 12 percent of our current shipments.

Wine

Net sales for our Wine segment rose approximately 14 percent to a record $282 million and operating profit jumped 17 percent to a record $44 million. Our focus for Ste. Michelle Wine Estates was on continuing strong top and bottom line growth, as well as improving the business' return on net assets. Not only did the winery achieve record net sales and operating profit, but it succeeded in disposing of several non-strategic assets, as well as lowering inventory cycle time. It also filled a void in our product portfolio by acquiring Oregon's Erath winery, one of the state's largest producers of Pinot Noir, and entered into an agreement to be the exclusive North American distributor of wines from Italy's prestigious Antinori winery. These two transactions alone are projected to increase Ste. Michelle Wine Estates' return on net assets by 1 percentage point over the next three years.

Rewarding Shareholders

UST continues to demonstrate that we are a reliable investment with an attractive dividend yield. We remain committed to enhancing shareholder value by returning excess cash generated by our businesses in the form of dividends and stock repurchases. In 2006, UST invested $200 million in buying back our common shares and we expect to invest an equal amount in 2007.

Last year, we paid a dividend of $2.28 per share, a 3.6 percent increase over 2005. In December, the Company announced a 5.3 percent increase in the dividend, with an indicated annual rate of $2.40 per share, effective with the first quarter of 2007. UST has paid cash dividends without interruption since 1912 and has raised the dividend every year but one since 1965. Our strong cash flow, solid fundamentals and price-earnings ratio combine to make UST a compelling value.

Executive Succession

In accordance with the plans we first announced in November 2005, I retired as UST's chief executive officer at the end of 2006 after 13 years in that position and 28 years overall with the Company. Despite certain adversities during that time, I take tremendous pride in our many accomplishments that have made UST the successful enterprise it is today.

As part of the orderly succession arranged by our Board of Directors, Murray S. Kessler was elected last November as the new CEO following a year in which he served as president and chief operating officer. Since joining our U.S. Smokeless Tobacco Company subsidiary in 2000 and eventually becoming its president, Murray has proven to be a dynamic leader, particularly with respect to our category growth and innovation efforts, as well as Project Momentum.

Thank you once again for the confidence you have shown in UST. I remain convinced that we have the people, products and drive to sustain growth and enhance shareholder value in the years ahead.

Sincerely,

Vincent A. Gierer, Jr.

Vincent A. Gierer, Jr.
Chairman

"Our strong cash flow, solid fundamentals and price-earnings ratio combine to make UST a compelling value."

"Our focus will be squarely on building upon the momentum we generated with our 2006 performance."



Murray S. Kessler
President and Chief Executive Officer
UST Inc.

2007 BUSINESS OUTLOOK

Fellow Shareholders:

As I begin my first year as UST's chief executive officer, it is with an enormous sense of excitement at the opportunity to lead this great Company into the future. Thanks to the many contributions of our chairman, Vince Gierer, we are now well-positioned to achieve our desired goal of consistently delivering a 10 percent annual shareholder return based on earnings-per-share growth and our strong dividend yield. Apart from my own appreciation for the valuable role Vince has played as a mentor, we all owe him a debt of gratitude for ensuring UST's financial strength over the years and for his unwavering commitment to serving shareholders' best interests.

Looking ahead to 2007 and beyond, our focus will be squarely on building upon the momentum we generated with our 2006 performance. While we are pleased with our improved fundamentals, our smokeless tobacco business can clearly do better in a category that is growing faster than we are. The ultimate recognition of accelerated profitable growth will be an improved quality of earnings that should enhance our ability to deliver consistent and sustainable shareholder returns over the long term.

Consistent with our long-term goal, at the end of 2006 we set our diluted earnings per share target for 2007 at $3.30, with an estimated range of $3.25 to $3.40. This projection excludes any additional restructuring charges related to our Project Momentum cost-savings program, which have yet to be determined. Since setting this target, we have determined that full-year 2007 results will include an additional $.39 per diluted share, reflecting the net gain on the recent sale of our corporate headquarters in Greenwich, Connecticut. At a price of $130 million, this sale marked the highest amount ever paid in Fairfield County, Connecticut, for what will be an unoccupied building, achieving our goal of unlocking the building's considerable value to benefit shareholders. The Company will be relocating to an office park in nearby Stamford, Connecticut, in the third quarter of 2007.

We plan to accomplish our ongoing 2007 goals and objectives by remaining true to the visions we previously established for our two subsidiaries.

Smokeless Tobacco

For U.S. Smokeless Tobacco Company, that vision is that *"Our smoke-free products will be recognized by adults as the preferred way to experience tobacco satisfaction."* In support of this, we developed several years ago four key strategies that we intend to work even harder to pursue in the year ahead.

Converting Adult Smokers – Growing The Category

The first strategy involves continuing to grow the category by breaking down social barriers and converting adult smokers. We will maintain our current investment level of more than $100 million for programs that reach out to the 44 million adults throughout the country who still smoke, half of whom are looking for a socially acceptable alternative. With the majority of those entering the moist smokeless tobacco category doing so with premium products, we are confident that our Copenhagen and Skoal product offerings will be their preferred brands of choice.

We will also continue expanding placement of our retail shelving systems that showcase the smokeless tobacco category. By the end of 2007, we will have installed these systems in stores that represent over 50 percent of our can sales. Furthermore, we will continue to partner with our wholesale and retail customers. There is increasing recognition among these groups of moist smokeless tobacco's importance to their business, as evidenced by UST's being chosen last year to receive 7-Eleven's highest honor, its Retailer Initiative Award, for working in partnership with the chain to grow the category.

Improving The Value Equation

We will also broaden our efforts behind our second strategy of improving the value equation with a series of initiatives aimed at brand-building and loyalty. For Copenhagen and Skoal, this will include an additional $31 million in state-by-state brand-loyalty programs, which were proven in 2006 to be an extremely effective approach for growing premium volume. It also will include enhanced premium marketing through new advertising and other initiatives that strengthen brand equity. Likewise, we plan to increase support for our price-value brands, Red Seal and Husky, by 40 percent. Results have shown that we can compete more effectively in this area without negatively impacting our premium business.

At the same time, we intend to carry on our efforts to achieve state excise tax equity in the 40 states where moist smokeless tobacco is still taxed on an ad valorem basis – in other words, as a percentage of the wholesale price – creating an unfair burden on adult consumers who enjoy premium brands. By taxing moist smokeless tobacco on the weight or volume, these states would ensure that like products carry the same excise tax, just as is the case with cigarettes, alcohol or gasoline. They also would eliminate an unfair and presumably unintended tax preference for discount smokeless tobacco products, and restore balance in the marketplace.

Increasingly, third-party public policy and tax organizations are now concluding that a weight-based method is the most sound and equitable way to apply excise taxes to moist smokeless tobacco. In 2006, three states converted to such a method from an ad valorem tax structure, and we believe that over time other states will follow suit.

Effective Resource Allocation

Our third strategy of effective resource allocation has been taken to a whole new level by Project Momentum, which will generate at least $100 million in ongoing cost savings over the next three years. In 2007, this initiative is projected to provide us with $45 million in increased financial flexibility, with a potential upside for $20 million more that can be used to invest in the business, respond to competitive challenges, and increase profitability.

Next-Generation Products

Finally, in regard to our fourth strategy of developing next-generation products, we are committed to maintaining our relentless pursuit of breakthrough innovation, which already has led to our current test marketing of Skoal Dry and Revel. In March of 2007, we introduced nationally a new Skoal Citrus Blend product in two forms, Long Cut and Pouches, and we have 20 other potential new products in the pipeline. In addition, the Company filed 30 patent applications in 2006, primarily focused on innovative efforts designed to convert adult cigarette smokers.

Wine

The vision for our winery business, meanwhile, is that *"Ste. Michelle Wine Estates will be one of the premier fine wine companies in the world."* To that end, we expect this subsidiary to again grow its top and bottom line results by double digits based on the ongoing expansion of the premium wine category and our reputation as the acknowledged leader in the popular Pacific Northwest segment. Our two largest brands, Chateau Ste. Michelle and Columbia Crest, have exciting marketing plans that feature new impact packaging and expanded Riesling capacity for the former, as well as innovative advertising for both. We also will continue to invest in sales force expansion and further increasing points of distribution. These steps, together with the additional revenue that will be generated through last year's Antinori agreement and Erath acquisition, will enable the division to continue contributing to UST's annual sales and earnings growth.

What makes me so convinced we can execute all of these plans is that our emphasis on talent development in recent years has led to our assembling a first-class work force dedicated to growing our businesses. Many members of our management team come with considerable experience gained from previously working for various other top employers, including Kraft, PepsiCo, Diageo, Nabisco, Deloitte Consulting and the U.S. Food & Drug Administration. We also benefit from the oversight of a strong Board of Directors devoted to implementing good corporate governance. Their actions and those of our employees are always guided by our adherence to UST's Core Values and to the terms of the Smokeless Tobacco Master Settlement Agreement, which we remain the only company to have signed.

On behalf of all the employees of UST, I join Vince Gierer in thanking you for your support of our Company. I am eager to justify your investment in us by producing results of which we can all be proud. We are firmly committed to delivering a consistent and sustainable shareholder return of 10 percent annually over the long term, and equally confident in our ability to fulfill that goal.

Sincerely,

Murray S. Kessler
President and Chief Executive Officer

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UST Inc. Notice of 2007 Annual Meeting of Stockholders and Proxy Statement

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UST

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 26, 2007

100 West Putnam Avenue
Greenwich, Connecticut 06830

To the Stockholders of UST Inc.:

The 2007 Annual Meeting of Stockholders of UST Inc. (the "Company") will be held at the Cole Auditorium of the Greenwich Library, 101 West Putnam Avenue, Greenwich, Connecticut, on Tuesday, May 1, 2007, at 10:00 a.m., Eastern Daylight Savings Time, for the following purposes:

(1) to adopt and approve an amendment to the Company's Restated Certificate of Incorporation to declassify the Board of Directors so that each director would stand for reelection on an annual basis;

(2) (a) in the event Proposal 1 is adopted and approved, to elect nine directors to serve for terms of one year each, or until their respective successors are duly elected and qualified;

(2) (b) in the event Proposal 1 is not adopted and approved, to elect three directors to serve for terms of three years each, or until their respective successors are duly elected and qualified;

(3) to ratify the appointment of independent auditors of the accounts of the Company for the year 2007; and

(4) to consider and act upon such other business as may properly come before the meeting.

Stockholders of record as of the close of business on March 8, 2007 will be entitled to vote at the meeting. The approximate date of mailing of this Proxy Statement is on or about March 29, 2007. A list of stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relevant to the meeting, on and after April 20, 2007, during normal business hours at the Company's principal executive offices located at the above address.

You are urged to vote your proxy promptly whether or not you plan to attend the meeting in person. Please sign and date the enclosed proxy card and return it in the enclosed postage paid envelope or you may also vote your shares either via telephone or the Internet. Please read the instructions printed on the top portion of your proxy card. The Company's transfer agent, which is tabulating votes cast at the meeting, will count the last vote received from a stockholder, whether by telephone, proxy, ballot or electronically through the Internet. Please note all votes cast via telephone or the Internet must be cast prior to 2:00 a.m., Eastern Daylight Savings Time, on Tuesday, May 1, 2007.

MARIA R. SHARPE
Senior Vice President and Secretary

TABLE OF CONTENTS

UST

100 West Putnam Avenue
Greenwich, Connecticut 06830

PROXY STATEMENT

Proxies and Voting Information

Solicitation of Proxy

The enclosed proxy is solicited by the Board of Directors (the "Board") of UST Inc. (the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 1, 2007, including any adjournment thereof. Whether or not you plan to attend the Annual Meeting, the Board respectfully requests the privilege of voting on your behalf and urges you to either sign, date and return the enclosed proxy or vote your shares via telephone or the Internet. By doing so you will, unless such proxy is subsequently revoked by you, authorize the persons named therein, or any of them, to act on your behalf at the Annual Meeting.

Any stockholder who submits a proxy may revoke it by giving a written notice of revocation to the Secretary or, before the proxy is voted, by submitting a duly executed proxy bearing a later date. The Company's transfer agent, which is tabulating votes cast at the Annual Meeting, will count the last vote received from each stockholder, whether by telephone, proxy, ballot or electronically through the Internet.

As of the close of business on March 8, 2007, the record date for the Annual Meeting, the outstanding stock of the Company entitled to vote consisted of 160,594,570 shares of common stock ("Common Stock"). Each share of Common Stock is entitled to one vote.

Appearance at the Annual Meeting in person or by proxy of the holders of Common Stock entitled to cast at least 80,297,286 votes is required for a quorum.

Attendance and Procedures at Annual Meeting

Attendance at the Annual Meeting will be limited to stockholders of record, beneficial owners of Common Stock entitled to vote at the meeting having evidence of ownership, a duly appointed proxy holder with the right to vote on behalf of an absent stockholder (one proxy holder per absent stockholder) and invited guests of the Company. Any person claiming to be the proxy holder of an absent stockholder must, upon request, produce written evidence of such authorization. **If your shares are held in the name of a broker, bank or other nominee, and you wish to attend the Annual Meeting, you must bring with you a proxy or letter from the broker, bank or other nominee as evidence of your beneficial ownership of the shares.** Management requires all signs, banners, placards, cameras and recording equipment to be left outside the meeting room.

Actions to be Taken at Annual Meeting

1. A resolution will be offered to adopt and approve an amendment to the Company's Restated Certificate of Incorporation to declassify the Board of Directors so that each director would stand for re-election on an annual basis.

2(a). In the event the amendment to the Company's Restated Certificate of Incorporation to declassify the Board of Directors is adopted and approved, nine directors will be elected to serve for terms of one year each, or until their respective successors are elected and qualified.

2(b). In the event the amendment to the Company's Restated Certificate of Incorporation to declassify the Board of Directors is not adopted and approved, three directors will be elected to serve for terms of three years each, or until their respective successors are elected and qualified.

3. A resolution will be offered to ratify the appointment of independent auditors of the accounts of the Company for the year 2007.

Your authorized proxies will vote **FOR** the resolution to amend the Company's Restated Certificate of Incorporation to declassify the Board of Directors, **FOR** the election of the individuals herein nominated for directors, and **FOR** the resolution regarding the auditors, unless you designate otherwise. A proxy designating how it should be voted will be voted accordingly. If you hold your shares through a broker or other nominee and you do not provide instructions on how to vote, your broker or other nominee may have authority to vote your shares on certain matters.

Proposal No. 1

Declassification of the Board of Directors

General. Article Sixth of the Company's Restated Certificate of Incorporation has provided for a classified board structure for many years. This structure divides the Board into three classes of directors, with each class serving a staggered three-year term. As a result, approximately one-third of the directors currently stand for election each year. To declassify the Board and implement a system providing for an annual election of the directors, the Company's Restated Certificate of Incorporation must be amended.

The Board, upon the recommendation of the Nominating & Corporate Governance Committee, has adopted resolutions, subject to stockholder approval, approving and declaring the advisability of an amendment to Article Sixth of the Company's Restated Certificate of Incorporation to declassify the Board and directed that this proposal, requesting that stockholders approve such amendment to Article Sixth, be submitted to a stockholder vote.

Background. Classified or staggered boards have been widely adopted and have a long history in corporate law. Proponents of a staggered system for the election of directors believe that such a system provides continuity and stability and facilitates long-term strategic planning by ensuring that a majority of a company's directors at any given time have the prior relevant experience as directors of the company. As a tobacco company, we, in the past, have felt that a classified board structure was beneficial for this reason. Proponents of classified boards have also asserted that these provisions protect companies against unfair and abusive treatment of stockholders in takeover situations and/or proxy contests.

On the other hand, classified boards are felt by some to have the effect of reducing the accountability of directors to stockholders because classified boards limit the ability of stockholders to evaluate and elect all directors on an annual basis. In addition, the existence of a classified board of directors is of concern to some who feel that it may deter some tender offers or substantial purchases of stock that might give stockholders the opportunity to sell their shares at a price in excess of what they would otherwise receive.

The Board, over the years, has considered carefully the advantages and disadvantages of maintaining a classified board structure, and in the past concluded that it would be in the best interest of the Company and its stockholders to maintain a classified board. This year, the Board, in consultation with its advisors, has once again given due consideration to the various arguments for and against a classified board. After this review, the Board, upon the recommendation of the Nominating & Corporate Governance Committee, has decided that it is an appropriate time to propose declassifying the Board. While the Board recognizes that staggered terms can promote continuity and stability in the Board's business strategies and policies, it has unanimously concluded, in light of, among other things, the vote of the Company's stockholders at the last annual meeting on a stockholder proposal relating to this matter, that it is in the Company's best interests to eliminate its classified board structure.

Implementation of the proposal. If the proposal is approved by the requisite vote of stockholders, the Company's Restated Certificate of Incorporation will be amended to allow for the annual election of all directors beginning at the Annual Meeting. The proposed amendment to the Company's Restated Certificate of Incorporation is annexed to this proxy statement as Appendix A, which shows the current language of Article Sixth and the changes to Article Sixth resulting from the amendment. If approved, this proposal will become effective upon the filing of a Certificate of Amendment to the Company's Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Miscellaneous. Under Delaware law, directors of companies that have a classified board of directors may only be removed for cause unless the certificate of incorporation provides otherwise. However, directors of companies that do not have a classified board may be removed with or without cause by a majority vote of the stockholders. Accordingly, if the proposed amendment to the Company's Restated Certificate of Incorporation is approved, the Company's stockholders would be able to remove, with or without cause, any or all members of the Board elected at this meeting or any subsequent meeting.

The current number of directors is ten and will be reduced to nine as of the Annual Meeting. The adoption of this proposal would not otherwise change the number of directors nor would it affect the authority of the directors to change that number and to fill any vacancies or newly created directorships.

If this proposal is not approved by the stockholders at the Annual Meeting, the Board will remain classified and the directors elected at the Annual Meeting will serve for a three-year term ending at the 2010 Annual Meeting of Stockholders.

The Resolution. The following resolution will be offered at the Annual Meeting:

> "*RESOLVED,* that, the amendment to Article Sixth of the Company's Restated Certificate of Incorporation to declassify the Board, a copy of which is attached as Appendix A to the Company's proxy statement for the 2007 Annual Meeting of Stockholders, be, and it hereby is, ratified, confirmed and approved by the stockholders of the Company."

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THIS PROPOSAL (Proposal No. 1). Your appointed proxies will vote your shares **FOR** Proposal No. 1, unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of the outstanding shares of Common Stock present in person or by proxy is required to adopt this proposal. Accordingly, abstentions and broker non-votes will have the same effect as a vote against this proposal.

Proposal No. 2

Election of Directors

The Company's Restated Certificate of Incorporation currently provides for the election of one-third (as nearly as possible) of the Board annually. Patrick J. Mannelly, a director since 2005, is not standing for re-election at the Annual Meeting. The Board currently consists of ten members and, with the departure of Mr. Mannelly, will be reduced to nine members at the Annual Meeting. If the stockholders approve the proposed amendment to the Company's Restated Certificate of Incorporation to declassify the Board discussed above, all nine members of the Board will be up for re-election at the Annual Meeting. However, if the stockholders do not approve the proposed amendment, then the term of office of three of the current directors will expire at the Annual Meeting, the term of office of three of the current directors will expire at the 2008 Annual Meeting of Stockholders and the term of office of three of the current directors will expire at the 2009 Annual Meeting of Stockholders.

Directors are elected by a plurality of votes cast. "Plurality" means that the nominees who receive the largest number of votes cast "For" are elected as directors, up to the maximum number of directors to be chosen at the Annual Meeting. Consequently, any shares not voted "For" a particular nominee as a result of a direction to withhold or broker non-vote will not affect the outcome of the vote. Your proxy, unless otherwise marked, will be voted for the nominees further described below. In the event that any nominee is not available for election at the time of the Annual Meeting or any adjournment thereof, an event which is not anticipated, your proxy may be voted for a substitute nominee and will be voted for the other nominees named below. Your vote is required with respect to both Proposals 2(a) and 2(b). The proposal that will become effective will be based on whether stockholders approve Proposal No. 1.

2(a) Election of nine directors to serve for one-year terms

In the event the stockholders approve Proposal No. 1 regarding declassification of the Board, upon recommendation of the Nominating & Corporate Governance Committee, the Board has nominated the following nine current members of the Board to serve for a term of one year each to expire at the 2008 Annual Meeting of Stockholders, or until their respective successors are elected and qualified: John D. Barr, John P. Clancey, Patricia Diaz Dennis, Vincent A. Gierer, Jr., Joseph E. Heid, Murray S. Kessler, Peter J. Neff, Andrew J. Parsons and Ronald J. Rossi.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE NOMINEES FOR ELECTION AS DIRECTORS (Proposal No. 2(a)).

2(b) Election of three directors to serve for three-year terms

In the event the stockholders do not approve Proposal No. 1 regarding declassification of the Board, upon recommendation of the Nominating & Corporate Governance Committee, the Board has nominated the following three current members of the Board to serve for a term of three years each to expire at the 2010 Annual Meeting of Stockholders, or until their respective successors are elected and qualified: John P. Clancey, Vincent A. Gierer, Jr. and Joseph E. Heid.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE NOMINEES FOR ELECTION AS DIRECTORS (Proposal No. 2(b)).

The Nominees

Set forth in the following table is certain information with respect to each person nominated by the Board, including the number of shares of Common Stock beneficially owned by such person as of December 31, 2006. As described above, if Proposal No. 1 regarding declassification of the Board is approved, each of the nine below listed individuals will be nominated to serve as directors for terms of one year each rather than the "present terms" described below, or until their respective successors are elected and qualified. If Proposal No. 1 is not approved, only those three individuals listed below whose names are accompanied by an asterisk will be nominated to serve as directors for terms of three years each, or until their respective successors are elected and qualified. Further, if Proposal No. 1 is not approved, those six individuals listed below whose names are not accompanied by an asterisk will continue to serve as directors of the Company until the expiration of their present terms, or until their respective successors are elected and qualified.

Name of Nominee or Director



John D. Barr
Age 59
Shares beneficially owned:
Outstanding shares — 9,113
Shares pledged as security or collateral — 0
Shares subject to options — 2,785
Present term expires in 2008
Director since 2003

Mr. Barr has served as Vice Chairman of the Board of Directors of Papa Murphy's International, Inc. since June 2004 and as its Chief Executive Officer since April 2005. He served as a director of Performance Logistics Group, Inc. until December 2006, and from March 2004 to September 2005 he served as its Chairman. From 1999 to April 2004, Mr. Barr served as President and Chief Executive Officer of Automotive Performance Industries. He also serves as a director of United Auto Group, Clean Harbors Inc., and James Hardie, N.V.

Name of Nominee or Director



***John P. Clancey**
Age 62
Shares beneficially owned:
Outstanding shares — 24,633
Shares pledged as security or collateral — 0
Shares subject to options — 10,285
Present term expires in 2007
Director since 1997

Mr. Clancey has served as Chairman of Maersk Inc. since December 1999. He served as President and Chief Executive Officer of Sea-Land Service, Inc. from July 1991 to December 1999.



Patricia Diaz Dennis
Age 60
Shares beneficially owned:
Outstanding shares — 10,113
Shares pledged as security or collateral — 0
Shares subject to options — 4,285
Present term expires in 2009
Director since 2001

Ms. Diaz Dennis has served as Senior Vice President and Assistant General Counsel for AT&T Services, Inc., a subsidiary of AT&T Inc. (formerly SBC Communications Inc. ("SBC")) since November 18, 2005. Effective February 16, 2007, her responsibilities include oversight of AT&T corporate litigation and legal matters related to procurement, corporate real estate, information technology and environmental and corporate compliance. Previously, she was responsible for labor and employment matters and Sterling Commerce legal matters for AT&T. She has served in various executive positions for SBC and its affiliated companies, including, Senior Vice President and Assistant General Counsel of SBC Services, Inc. from August 2004 to November 17, 2005; Senior Vice President, General Counsel and Secretary of SBC West from May 2002 to August 2004; and Senior Vice President — Public Affairs and Special Projects of SBC from February 2002 to May 2002.



***Vincent A. Gierer, Jr.**
Age 59
Shares beneficially owned:
Outstanding shares — 391,230
Shares pledged as security or collateral — 0
Shares subject to options — 730,300
Present term expires in 2007
Director since 1986

Mr. Gierer has served as non-executive Chairman of the Board of the Company since January 1, 2007 and served at its Chairman and Chief Executive Officer from December 1, 1993 to December 31, 2006. Mr. Gierer served as President of the Company from September 1990 to November 2005. He was employed by the Company from March 1978 until his retirement on December 31, 2006.

Name of Nominee or Director



***Joseph E. Heid**
Age 60
Shares beneficially owned:
Outstanding shares — 14,399
Shares pledged as security or collateral — 0
Shares subject to options — 1,285
Present term expires in 2007
Director since 2003

Mr. Heid served as Chairman, President and Chief Executive Officer of Esprit de Corp. from December 1999 to July 2002. From November 1997 to November 1999, he served as President of Revlon International. He previously served as Senior Vice President of Sara Lee Corporation. Mr. Heid is a certified public accountant. He also serves as a director of Vertrue, Inc.



Murray S. Kessler
Age 47
Shares beneficially owned:
Outstanding shares — 194,755
Shares pledged as security or collateral — 30,600
Shares subject to options — 406,600
Present term expires in 2008
Director since 2005

Mr. Kessler has served as President and Chief Executive Officer of the Company since January 1, 2007 and served as its President and Chief Operating Officer from November 3, 2005 to December 31, 2006. Mr. Kessler served as President of U.S. Smokeless Tobacco Company ("USSTC") from April 6, 2000 to November 2, 2005. He served as Senior Vice President of USSTC from January 3, 2000 to April 5, 2000.



Peter J. Neff
Age 68
Shares beneficially owned:
Outstanding shares — 15,151
Shares pledged as security or collateral — 0
Shares subject to options — 5,785
Present term expires in 2009
Director since 1997

Mr. Neff served as President and Chief Executive Officer of Rhône-Poulenc, Inc., the U.S. subsidiary of Rhône-Poulenc, S.A. from 1991 to 1996.

Name of Nominee or Director



Andrew J. Parsons
Age 63
Shares beneficially owned:
Outstanding shares — 6,854
Shares pledged as security or collateral — 0
Shares subject to options — 0
Present term expires in 2009
Director since 2005

Mr. Parsons served as a Director and Senior Partner of McKinsey & Company where he was employed from 1976 to December 2000. He served as a member of the McKinsey Advisory Council from 2001 to 2004, and is currently a Director Emeritus. Prior to joining McKinsey & Company, Mr. Parsons served in various management positions with Prestige Group Ltd., a division of American Home Products Corporation, now known as Wyeth. He also serves as a director of AT Cross Company and as a director of several private companies and not-for-profit organizations, including the United Way.



Ronald J. Rossi
Age 67
Shares beneficially owned:
Outstanding shares — 20,091
Shares pledged as security or collateral — 0
Shares subject to options — 1,285
Present term expires in 2008
Director since 2004

Mr. Rossi served as Chairman of the Board of Lojack Corporation ("Lojack") from May 2001 to May 31, 2006. From November 2000 to December 2004, he also served as Chief Executive Officer of Lojack. Mr. Rossi previously served as President of Oral-B Laboratories, Inc., a subsidiary of The Gillette Company, from 1998 to 2000. Mr. Rossi also serves on the Board of Directors of Mentor Corporation.

As of December 31, 2006, all directors and executive officers as a group beneficially owned 958,712 shares of Common Stock and had exercisable options to acquire 1,424,010 shares of Common Stock, which together represented in the aggregate approximately 1.5 percent of the outstanding Common Stock including options held by all such persons. No executive officer or director beneficially owned more than 1 percent of the aggregate amount of the outstanding Common Stock including options held by the respective person.

CORPORATE GOVERNANCE AND DIRECTOR INDEPENDENCE

Corporate Governance Guidelines

The corporate governance listing standards of the New York Stock Exchange (the "NYSE rules") require that the Board be comprised of a majority of independent directors. The federal securities laws and the rules promulgated thereunder by the Securities and Exchange Commission (the "SEC") and the NYSE rules, taken together, require that the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee each be comprised solely of independent directors.

To ensure compliance with these requirements each year, the Board, acting through the Nominating & Corporate Governance Committee, reviews the relationships that each director has with the Company based primarily on a review of the questionnaires completed by the directors regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors. Only those directors whom the Board affirmatively determines have no material relationship with the Company may, under the NYSE rules, qualify as independent directors. To assist in the review process, the Board has established standards concerning relationships that, absent special circumstances, would not be deemed material and thereby cause a director not to be considered independent. These standards are set forth below and in UST Inc.'s Corporate Governance Guidelines which are available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Corporate Governance Guidelines." A printed copy of the Company's Corporate Governance Guidelines is also available to stockholders free of charge upon oral or written request, addressed to the Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830.

The independence standards, as set forth in the Company's Corporate Governance Guidelines, provide as follows:

> A substantial majority of the Board shall, at all times, be directors who qualify as independent directors ("Independent Directors") under the NYSE rules in effect from time to time.
>
> Annually, the Nominating & Corporate Governance Committee shall review and report to the Board on whether any director, other than management directors, has any relationship, which, in the opinion of the Nominating & Corporate Governance Committee is material (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) or (ii) would otherwise cause such person not to qualify as an "independent" director under the NYSE rules and, in the case of members of the Audit Committee, the Sarbanes-Oxley Act of 2002.
>
> To facilitate the Nominating & Corporate Governance Committee's review, the Nominating & Corporate Governance Committee has identified certain relationships, which, absent special circumstances, would not be deemed to be material and, as such, not interfere with a director's qualifying as an "independent" director. Such relationships include:
>
> - being a person who is a current employee, or whose immediate family member (as defined in the rules of the NYSE) is a current executive officer of a Company that, during the current year or in the past three fiscal years, makes (or expects to make) payments to, or receives (or expects to receive) payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed (and, in the current year, is not expected to exceed) the greater of $1 million, or 1 percent of such other Company's consolidated gross revenues;
> - being a person whose immediate family member has received in the past three years, or, with respect to the current year is expected to receive, direct compensation from the Company, provided that the amount of such direct compensation received by such immediate family member did not during any 12-month period in the preceding three years, and is not expected to during any 12-month period in the future, exceed $100,000;
> - being a person who was affiliated with or employed by, or whose immediate family member was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company, provided that (i) neither such person nor any immediate family member of such person is a current partner of the Company's internal or external auditor; (ii) such person is not

a current employee of such a firm; (iii) no immediate family member of such person is a current employee of such a firm, participating in the firm's audit, assurance or tax compliance (but not tax planning) practices; and (iv) neither such person nor any immediate family member of such a person, as an employee or partner of such firm, personally did work on the Company's audit within the last three years.

- being a person who was employed, or whose immediate family member was employed, as an executive officer of another organization where any of the Company's present executives served at the same time on that organization's compensation committee, provided that at least three years have passed since the time such contemporaneous compensation committee service and employment relationship last occurred;
- being a person who was a director or an executive officer of a charitable organization to which the Company has made a contribution, provided that contributions to such organization by the Company, in any single fiscal year during the preceding three fiscal years, did not, and are not expected in the current fiscal year to, exceed the greater of $100,000, or 1 percent of such charitable organization's consolidated gross revenues; and
- being a member of a law firm, or a partner or executive officer of any investment banking firm which has provided, or is providing, services to the Company, provided that the person is not a member of the Audit Committee and the fees paid, or expected to be paid, for services in each of the prior three fiscal years and anticipated for the current fiscal year are less than 1 percent of that firm's gross revenues for the applicable fiscal year.

To the extent that any such relationship exists in which the thresholds described above are exceeded, the Nominating & Corporate Governance Committee shall review the independence of such director in light of all relevant facts and circumstances, including the NYSE rules. Any determination made by the Nominating & Corporate Governance Committee with respect to the independence of such director, including a description of any such relationship, shall be disclosed in the Company's annual proxy statement.

Director Independence

In light of the foregoing, the Nominating & Corporate Governance Committee has reviewed, on behalf of the Board, the independence of all directors and has determined, based on the information provided to it by the directors, that, as of the Annual Meeting, all directors other than Mr. Gierer, the Company's non-executive Chairman of the Board, and Mr. Kessler, the Company's President and Chief Executive Officer, will qualify as independent directors under the NYSE rules, and that, as of the Annual Meeting, each member of the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee will also satisfy any additional independence requirements applicable, under the federal securities laws and the NYSE rules, to members of such committees. Mr. Mannelly, who is not standing for re-election at the Annual Meeting, also satisfies each of the foregoing independence requirements, as applicable.

Director Nomination Procedures

It is the Company's desire to select individuals for nomination to the Board who are the most highly qualified and who, if elected, will enhance the Board's ability to oversee and direct, in an effective manner, the business of the Company and to best serve the general interests of the Company and its stockholders. In its assessment of potential nominees, the Nominating & Corporate Governance Committee will consider whether any such nominee:

- Meets New York Stock Exchange independence criteria;
- Reflects highest personal and professional ethics and integrity;
- Has relevant educational background;
- Has demonstrated effectiveness and possesses sound judgment;
- Has qualifications to serve on appropriate Board committees;
- Has experience relevant to the business needs and objectives of the Company;
- Has the ability to make independent and analytical judgments;
- Has adequate time to devote to Board responsibilities; and
- Has effective communication skills.

Such matters will be considered in light of the then current diversity and overall composition of the Board.

The Nominating & Corporate Governance Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee reflects the highest personal and professional ethics and integrity, has the ability to make independent and analytical judgments and has adequate time to devote to Board responsibilities. In addition, the Nominating & Corporate Governance Committee examines a candidate's specific experience and skills, potential conflicts of interest and independence from management and the Company.

The Nominating & Corporate Governance Committee identifies potential nominees through referrals by current directors and executive officers and also from search firms specializing in identifying director candidates whose services have been retained by the Committee. The Nominating & Corporate Governance Committee presently has on retainer the firms of Heidrick & Struggles and Canny, Bowen Inc. to assist it in identifying potential candidates. The Committee will consider candidates from other sources, including, as described below, from stockholders.

Once an individual has been proposed for consideration by the Nominating & Corporate Governance Committee as a possible candidate, the Nominating & Corporate Governance Committee reviews the person's background and qualifications, as well as the needs and the then current composition of the Board. If the Nominating & Corporate Governance Committee determines that the proposed candidate warrants further consideration, a meeting may be arranged with the proposed candidate and the chair and/or other members of the Nominating & Corporate Governance Committee.

The Nominating & Corporate Governance Committee will consider and evaluate candidates suggested in a timely manner by stockholders, taking into account the qualities of any individual so suggested and the vacancies and needs of the Board. To enable the Nominating & Corporate Governance Committee to consider and evaluate properly any such candidate prior to the next Annual Meeting, the Secretary should receive, no later than November 27, 2007, the following information:

- The name, business address and curriculum vitae of any proposed candidate;
- A description of what would make such person an effective addition to the Board;
- A description of any relationships or circumstances that could affect such person's qualifying as an independent director;
- A confirmation of such person's willingness to serve as a director;
- Any information about such person that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee, including, without limitation, the number of shares of Common Stock beneficially owned by such person; and
- The name, address and telephone number of the stockholder submitting the recommendation, as well as the number of shares of Common Stock beneficially owned by such stockholder and a description of any relationship between the proposed candidate and the stockholder submitting his or her name.

All such proposed candidates shall be reviewed and evaluated in accordance with the selection criteria discussed above. The Nominating & Corporate Governance Committee's evaluation process does not vary based on whether or not a proposed candidate is recommended by a stockholder.

Communications with Directors

The Board has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board including, without limitation, the director who presides at executive sessions of the Board or the non-management directors as a group, any Board committee or any chair of any such committee, by mail. To communicate with directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors, by either name or title. All such correspondence should be sent c/o Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830.

A copy of all such communications will be provided, as appropriate, to any member (or all members) of the Board, including, without limitation, the director who presides at executive sessions of the Board, the non-management directors as a group, any Board committee or any chair of any such committee, if the address label of the communication is so addressed. Communications, as appropriate, may be reviewed initially by the General Counsel's office or by the Secretary, who shall report on the status thereof to the Board of Directors, the Audit Committee or, as appropriate, other directors. The Company reserves the right not to forward to the directors any material received in the nature of advertising or promotions of a product or service, or that otherwise constitutes patently offensive material.

Code of Ethics

The Company has adopted a Code of Ethics for Senior Officers (the "Code") that applies to its principal executive officer, principal financial officer and principal accounting officer (Controller). The Code is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Codes of Conduct." A free copy of the Code will be made available to any stockholder upon oral or written request addressed to the Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830. The Company will post promptly on its website any amendment to the Code or waiver of a provision thereunder, rather than filing with the SEC any such amendment or waiver as part of a Current Report on Form 8-K. The Company has also adopted a Directors' Code of Responsibility and a Code of Corporate Responsibility applicable to all employees. These codes are also posted on the Company's website and are similarly available from the Company.

Policy Regarding Stockholder Rights Plans

The Board has adopted a policy which provides that the Company will not adopt a stockholder rights plan without first submitting such a plan to a vote of the Company's stockholders, subject to limited exceptions as set forth in the policy. A copy of this policy is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Rights Plan Policy."

MEETINGS AND COMMITTEES OF THE BOARD

Board Meetings; Annual Meeting Attendance

The Board held eleven meetings during 2006. No director attended fewer than 75 percent of the meetings held, including meetings held by all committees of the Board on which such director served. Absent unusual or extraordinary circumstances, each director is expected to attend the Company's Annual Meeting of Stockholders. All members of the Board were in attendance at the 2006 Annual Meeting of Stockholders.

Executive Sessions

The non-management directors of the Company meet in executive sessions without management on a regular basis. The chair of the Nominating & Corporate Governance Committee presides at such executive sessions. In his absence, the non-management directors will designate another person to preside over such executive sessions.

Committees of the Board

The Board has four standing committees to facilitate and assist it in executing its responsibilities. The Committees are the Audit Committee, the Compensation Committee, the Nominating & Corporate Governance Committee and the Strategic Review Committee.

Audit Committee

The Audit Committee, which met twelve times during 2006, is currently comprised of the following directors: Joseph E. Heid — Chairman, Patricia Diaz Dennis, Patrick J. Mannelly, Andrew J. Parsons and Ronald J. Rossi, each of whom is an independent director under the NYSE rules, as currently in effect. The Board has determined that all members of the Audit Committee are financially literate pursuant to the NYSE rules. The Board has also determined that Mr. Heid, Chairman of the Audit Committee, Mr. Rossi and Mr. Mannelly qualify as "audit committee financial experts" in accordance with the rules of the SEC. The Board has adopted a charter for the Audit Committee. As specified in its charter, the responsibilities of the Audit Committee include, among other things, the following:

- Assisting the Board with oversight of the integrity of the Company's financial statements, financial reporting processes and related systems of internal accounting and financial controls, the Company's compliance with legal and regulatory requirements, the independent auditor's independence, qualifications and performance, and the performance of the Company's internal audit function;

- Engaging, on an annual basis, the Company's independent auditors;
- Approving, on an annual basis, the scope and fees of the independent auditor's audit;
- Reviewing and pre-approving the independent auditor's permitted non-audit services and related fees, including considering whether such services are compatible with the independent auditor's independence;
- Reviewing, on an annual basis, the effectiveness of the Company's internal audit function, the proposed plan of internal audit coverage and ensuring that such plan is properly coordinated with the independent auditor;
- Reviewing significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and any changes that occur with respect to such internal controls;
- Reviewing procedures employed by management to monitor compliance with the Company's Code of Corporate Responsibility;
- Overseeing management's efforts to identify and manage risks affecting the enterprise; and
- Administering the Company's Policy and Procedures with respect to Related Person Transactions.

The Audit Committee has the authority to institute special investigations and to retain outside advisors as it deems necessary in order to carry out its responsibilities. The Report of the Audit Committee appears on page 47 of this proxy statement.

Compensation Committee

The Compensation Committee, which met nine times during 2006, is comprised of the following directors: Peter J. Neff — Chairman, John D. Barr, John P. Clancey and Ronald J. Rossi, each of whom is an independent director under the NYSE rules, as currently in effect. The Board has adopted a charter for the Compensation Committee. As specified in its charter, the responsibilities of the Compensation Committee include, among other things, the following:

- Reviewing and approving, as appropriate, the broad compensation programs of the Company with respect to its officers, including all executive officers, and the various components of total compensation of the executive officers;
- Establishing financial and individual performance objectives for the Chief Executive Officer and other executive officers' cash and equity-based incentives and evaluating the Chief Executive Officer's performance in light of those performance objectives;
- Making recommendations to the Board regarding directors' and officers' compensation;
- Performing settlor functions with respect to employee benefit plans and programs of the Company and its subsidiaries; and
- Administering the Company's equity-based plans and considering and approving all awards thereunder.

The Compensation Committee has the authority to retain such outside advisors as it deems necessary in order to carry out its responsibilities.

The Compensation Committee evaluates the Company's compensation plans and policies against current and emerging compensation practices, legal and regulatory developments and corporate governance trends. This review provides assurances that the Company's compensation programs will continue to assist in attracting and retaining the talent necessary to promote strong, long-term financial performance and stockholder returns. The Compensation Committee is assisted in its review of compensation plans and policies by an independent consulting firm, Frederic W. Cook & Co., Inc. (the "Cook Firm"). The Compensation Committee has directly engaged the Cook Firm since 2002. The Cook Firm is responsible solely to the Committee and its chair and does no work for the Company's management independent of its work for the Committee. During 2006, the Committee also retained the services of the law firm Paul, Hastings, Janofsky & Walker LLP for legal advice related to employment agreements entered into by the Company.

The Committee generally meets before each Board meeting, or at the call of its chair. The Committee has full authority to decide the compensation, benefit and related aspects of employment for each of the Company's officers. However, its decisions on the Chairman's and Chief Executive Officer's compensation are reviewed with the full Board, generally in executive session, and are subject to the Board's ratification.

Management prepares recommendations for the Compensation Committee's consideration in all decision areas that come before it, including pay recommendations for individual executive officers. Management recommendations are reviewed in advance with the Cook Firm, as directed by the Committee, which provides independent advice to the Compensation Committee. The Cook Firm is charged with reviewing management's recommendations and developing compensation recommendations for the Chairman and the Chief Executive Officer independent of management. The Cook Firm's recommendations generally come directly to the Compensation Committee without the prior knowledge or consent of the Chairman or Chief Executive Officer.

The Compensation Committee also is responsible for reviewing the pay of the Company's non-management directors, and recommending changes to the full Board. To help the Compensation Committee in this regard, the Company's Human Resources staff provides comparative analyses and recommendations, which are reviewed with the Cook Firm. The Chairman and the Chief Executive Officer have no role in recommending or approving the Company's non-management directors' compensation program.

None of the Committee's responsibilities for determining the compensation of the Company's executive officers or other non-management directors has been delegated to other persons. Authority to make amendments to or to suspend or terminate any of the Company's broad-based health and welfare and pension plans has, however, been delegated to the Chief Executive Officer by the Compensation Committee, provided that the annual cost of such amendments does not exceed $7,000,000.

The Compensation Discussion and Analysis and Compensation Committee Report appear on pages 16 to 25 of this proxy statement.

Compensation Committee Interlocks and Insider Participation

Messrs. Barr, Clancey, Neff and Rossi served as members of the Compensation Committee in fiscal year 2006. None of such committee members (i) was, during fiscal year 2006, an officer or employee of the Company or any of its subsidiaries, (ii) was formerly an officer of the Company or any of its subsidiaries or (iii) had any relationship requiring disclosure by the Company pursuant to any paragraph of Item 404 of Regulation S-K promulgated by the SEC. No executive officer of the Company served as an executive officer, director or member of a compensation committee of any other entity of which an executive officer or director of such entity is a member of the Compensation Committee of the Company or the Company's Board of Directors.

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee, which met eight times during 2006, is comprised of the following directors: John P. Clancey — Chairman, Patricia Diaz Dennis, Joseph E. Heid, Andrew J. Parsons and Ronald J. Rossi, each of whom is an independent director under the NYSE rules, as currently in effect. The Board has adopted a charter for the Nominating & Corporate Governance Committee. As specified in its charter, the responsibilities of the Nominating & Corporate Governance Committee include, among other things, the following:

- Identifying and recommending to the Board individuals qualified to serve as directors of the Company;
- Recommending to the Board directors to serve on committees of the Board;
- Advising the Board with respect to matters of Board composition and procedures;
- Reviewing and making recommendations to the Board with respect to the Company's corporate governance guidelines;
- Overseeing the succession plans for the Chief Executive Officer and other senior officer positions;
- Overseeing the annual review of the performance of the Board and each committee thereof; and
- Advising the Board generally on corporate governance matters.

Strategic Review Committee

The Strategic Review Committee met eight times during 2006 and is comprised of the following directors: Murray S. Kessler — Chairman, John P. Clancey, Vincent A. Gierer, Jr., Joseph E. Heid, Patrick J. Mannelly, Peter J. Neff and Andrew J. Parsons. The Strategic Review Committee has oversight responsibility for significant financial matters of the Company and appoints the fiduciaries responsible for the oversight of the Company's retirement plans and funded health and welfare benefit plans. The Board has adopted a charter for the Strategic Review Committee. As specified in its charter, the responsibilities of the Strategic Review Committee include, among other things, reviewing the Company's cash position, capital structure, operating and financial strategies, mergers, acquisitions or divestitures, reviewing and making recommendations to management and the Board with respect to the Company's dividend policy, appointing fiduciaries with investment responsibilities for the Company's retirement plans and funded health and welfare benefit plans, appointing fiduciaries with administrative responsibilities for the Company's retirement plans and funded health and welfare benefit plans, reviewing funding of the Company's retirement plans and funded health and welfare benefit plans and reviewing other capital transactions including the share repurchase policy.

Committee Charters

A copy of the charter for each of the Audit, Compensation, Nominating & Corporate Governance and Strategic Review Committees is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Committee Composition and Charters." A printed copy of each such charter is also available to stockholders free of charge upon oral or written request, addressed to the Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

UST Inc. (the "Company") is a holding company for its wholly owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd.

The Company's primary objective in the Smokeless Tobacco segment is to continue to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults, with a secondary objective of being competitive in every moist smokeless tobacco category segment. In pursuing its objectives in the Smokeless Tobacco segment, the Company faces significant regulatory restrictions and is the only smokeless tobacco company subject to the Smokeless Tobacco Master Settlement Agreement, which imposes significant restrictions on the marketing, sampling and advertising of the Company's smokeless tobacco products. Because of these restrictions, executives are required to have in-depth knowledge of these complex regulatory requirements and face greater challenges than other consumer products companies in raising brand awareness.

Over the past several years, industry trends have shown that some adult consumers have migrated from premium brands to brands in the price value and sub-price value segments. As much of the Company's profitability is generated from premium brand sales, a key to the Company's future growth and profitability is attracting growing numbers of adult consumers, primarily smokers, since consumer research indicates that the majority of new adult consumers enter the category in the premium segment. Also crucial to the Smokeless Tobacco segment's category growth success is product innovation, as evidenced by the contribution that new products have made to the Smokeless Tobacco segment's results over the past several years. While category growth remains the Company's priority, it is also focused on increasing adult consumer loyalty within the premium segment of the moist smokeless tobacco category.

The Company's vision in the Wine segment is to be one of the premium fine wine companies in the world. To that end, the Company is focused on elevating Washington state wines to the quality and prestige of the top wine regions of the world, and being known for superior wine products, innovation and customer focus. The Company remains focused on the continued expansion of its sales force and category management staff to broaden the distribution of its wines in the domestic market, especially in certain account categories such as restaurants, wholesale chains and mass merchandisers. Sustained growth in the Company's Wine segment will also be dependent on the successful introduction of new products and the extension of existing product lines.

In this environment, it is critical to the Company's long-term success and prosperity that its business is managed by energetic, experienced and capable individuals with the quality, skills, knowledge and dedication to oversee the Company's day-to-day business and the vision to anticipate and respond to future market and regulatory developments. It is also important for the Company to concentrate on developing the capabilities of its leaders, and to ensure that appropriate depth of executive talent exists within the Company.

The objectives of the Company's compensation programs are to attract first-class executive talent, retain key leaders, reward past performance, incent future performance and align the long-term interests of the Company's executive officers with those of the Company's stockholders. The Company's executive compensation program is intended to assist the Company in assembling and motivating a management team with the collective and individual abilities that fit the profile necessary to accomplish the Company's long-term goals. The Company uses a variety of compensation elements to achieve these objectives; such elements include base salary, annual incentive opportunities and long-term incentives, including performance-based and time-based restricted shares and stock options, each of which is discussed in more detail below. Each element of the executive compensation program also provides a framework for governing the Company's overall employee compensation program, as the same elements of compensation generally apply to all salaried, non-union employees. Because the Company believes the performance of every employee is important to its success, the Company is mindful of the effect of executive compensation and incentive programs on all of its employees.

Oversight of the Executive Compensation Program

The Board of Directors (the "Board") has a Compensation Committee (the "Committee") composed of the following outside directors, each of whom is "independent" in accordance with the governance rules of the New York Stock Exchange: Peter J. Neff, Chair, John D. Barr, John P. Clancey and Ronald J. Rossi. The Committee is appointed by, and responsible to, the Board for making recommendations to the Board, and approving where appropriate, all matters related to executive and non-employee director compensation.

The Committee has a charter which has been established by the Board, a copy of the Committee's charter is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Committee Composition and Charters." A printed copy of the charter is also available to stockholders free of charge upon oral or written request, addressed to the Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830.

For additional information on the structure, scope of authority and operation of the Committee, see "Meetings and Committees of the Board — Compensation Committee" on page 14.

The Company's Executive Compensation Philosophy

The Committee is responsible for establishing the principles that underlie the Company's executive compensation program and that guide the design and administration of the Company's compensation and benefit plans, agreements and arrangements for executive officers. These principles are intended to motivate executive officers to improve the financial position of the Company, to be accountable for the performance of the business segments or functions for which they are responsible and to make decisions about the Company's business that will deliver stockholder value.

The Committee continuously evaluates the Company's compensation plans and policies against current and emerging compensation practices, legal and regulatory developments and corporate governance trends and makes changes as appropriate. This review provides assurances that the Company's compensation and benefit programs continue to serve their primary purpose which is to attract and retain the talent necessary to promote strong, long-term financial performance and stockholder returns. For officers other than the Chief Executive Officer ("CEO"), the Committee has adopted broad total compensation bands. There are four officer total compensation bands with minimums of 50 percent and maximums of 150 percent of the band midpoints. A single benchmark job was utilized to establish the midpoints for target total compensation, and targeted levels for each component of compensation (i.e., base salary, annual bonus and long-term equity awards) for each band. These ranges for total compensation, and each component thereof, provide appropriate flexibility to establish targets for each job within the band based on relevant market data and for rewarding individual performance. The total compensation for the CEO and each component of such compensation is not determined by reference to any compensation band. Rather, the CEO's compensation is established by reference to market data for a comparator group of companies. See page 18 for a discussion of the manner in which CEO and other officer compensation benchmarks are established.

The following core principles reflect the compensation philosophy of the Company, as established and refined from time to time by the Committee:

1. Performance-based incentive compensation should represent the majority of total compensation

The Committee believes that a significant portion of an executive officer's total compensation should be tied not only to how well the individual performs, but also to how well both the individual's business unit or function and the Company perform against financial and non-financial business objectives while adhering to the Company's core values. In addition, the proportion of an executive officer's total compensation tied to the achievement of performance objectives should increase as the scope and level of the individual's responsibilities increase. Thus, the Committee uses a variety of performance targets and performance-based compensation vehicles in the executive compensation program that are designed to incorporate performance criteria that promote the Company's annual operating plan and long-term business strategy. These compensation vehicles include annual cash bonuses, stock options and performance-based restricted shares which pay out based on attainment of various goals related to, among other things, earnings per share ("EPS") and premium moist smokeless tobacco unit volume.

The Committee further believes that executive compensation should be linked to the delivery of shareholder value, taking into consideration the impact of the unique regulatory environment in which the Company operates. Because the price volatility of the Company's shares is often affected by factors other than Company performance and factors over which management has little control, such as litigation and regulatory restrictions, the Committee believes that a greater proportion of the incentive compensation should be delivered in cash, which is also less dilutive. Therefore, while the Company's compensation program includes long-term incentives, through a series of equity-based awards which are tied to the long-term performance of the Company's stock, a significant portion of incentive compensation is delivered in annual cash awards. This is in line with how the Company rewards its stockholders with strong cash dividends and share repurchases. The Committee recognizes that while stock prices may reflect corporate performance over the long-term, other factors, such as general economic conditions, state and federal regulation, litigation and varying attitudes among investors toward the stock market, in general, and tobacco companies in particular, may significantly affect the Company's stock price at any point in time. Accordingly, the annual cash components of the executive compensation program consisting of base salary and annual incentive opportunities emphasize current corporate performance and the realization of defined business objectives in the short-term. For fiscal year 2006, depending on the scope and level of an individual's responsibilities, between 22 to 28 percent of total target direct compensation (the sum of base salary, annual incentive compensation and long-term incentive compensation) was provided in base salary; between 40 – 51 percent of total target direct compensation was allocated to short-term incentive compensation; and between 26 – 40 percent of total target direct compensation was allocated to long-term incentive compensation.

2. Compensation levels should be competitive

In determining compensation levels, where possible, the Committee uses a comparator group of 14 companies with whom the Committee believes it competes for executive talent. Because the comparator group of companies includes companies outside the tobacco industry, this group of companies is not the same as the group used for comparing investment performance in the graph included on page 16 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. For 2006, the Company's comparator group consisted of the following companies: Altria Group Inc., Anheuser-Busch Companies, Inc., Avon Products, Inc., Brown-Forman Corporation, Campbell Soup Company, the Clorox Company, Colgate-Palmolive Company, Fortune Brands Inc., the Hershey Company, McCormick & Company Inc., Molson Coors Brewing Company, Reynolds American Inc., Sara Lee Corporation, and Wm. Wrigley Jr. Company. Because of the variability in the market capitalization of these companies, where possible, the data used for benchmarking purposes is regressed for market capitalization. The Committee has determined that total compensation is to be targeted at the median of this comparator group (adjusted, where possible, for market capitalization), with an additional 20 percent premium to reflect the Company's challenges in recruiting and retaining talented executives in the tobacco industry and the market dynamics of tobacco-related stocks. For short and long-term incentives, the actual payout, whether above, below or at the competitive median is determined by performance against pre-established relevant measures and objectives.

To further the principles described above, each year the Committee reviews market data with respect to the comparator group listed above to ensure that the Company's executive compensation program remains competitive and reviews the Company's total executive compensation program with the input of its independent consultant, the Cook Firm, in light of evolving market practices, accounting and tax rules and other external regulatory developments. The Committee undertakes this review to ensure that, for each executive position, the Committee's compensation decisions are appropriate, reasonable and consistent with the Company's philosophy, considering the various markets in which the Company competes for executive talent. If necessary, the Company makes changes in programs to achieve competitive market positioning.

Where market data is not available for a particular position, with respect to these companies, the Company uses broad and custom compensation survey data prepared by Hewitt Associates. The survey data consist of industry data, as well as more general compensation data, which includes organizations similar in profitability across a variety of industries. Furthermore, the Committee does not limit its analysis to survey data relating to the organizations in the Company's comparator group because the use of data applicable to the most relevant talent pool allows it to more precisely tailor compensation packages to the demands of the market. This broader comparison group is used because the Company's competitors for qualified executives are not always limited to the companies in the Company's business sector or comparator group. In situations where these survey data are used, consistent with the philosophy described, the total compensation is targeted to the median of the data utilized, with an additional 20 percent premium as explained above.

The benchmark information generated by the broader survey data is also used as an additional reference point in determining total compensation, even where comparator company data is available.

3. Compensation decisions should take into account total compensation and equity holdings

In approving executive officer compensation and severance arrangements, the Committee reviews and takes into consideration the cost of all programs, including perquisites and other Company sponsored benefits, and the cost of such arrangements under various possible scenarios, including change-in-control of the Company and termination of employment with and without cause. Tally sheets setting forth all of the possible payout scenarios are prepared by the Company and are reviewed by the Committee and its independent consultant. The Committee analyzes this information in relation to the practices of companies in the Company's comparator group and where comparator company information is not available, to practices of other relevant companies or other survey data as described above. In special circumstances, the total compensation and the mix of payouts may be adjusted to address retention risks. The Committee also takes into consideration an executive officer's total equity holdings and retention considerations when approving compensation arrangements. For example, during 2005 when the Chairman and CEO, Vincent A. Gierer, Jr. announced his intention to retire, in order to retain him through 2006, the Committee awarded him a $5 million cash retention bonus payable in July, 2007, provided that he remain as Chairman and CEO through December 31, 2006. This cash retention award was in lieu of any long-term awards for both 2005 and 2006. The award was designed as an all cash award to avoid the dilutive effect of equity awards and took into consideration Mr. Gierer's significant equity holdings in the Company.

4. Executive officers should have a stake in their decisions

The Committee believes that it is in the best interests of the Company and its stockholders for the executive officers to have a financial interest in the long-term results of their businesses. Accordingly, the Company provides its executive officers with various ways to become stockholders of the Company. These opportunities include performance-based restricted stock awards, as well as stock option grants. The Company's policies regarding stock ownership guidelines and holding requirements are discussed in more detail below.

Components of the Executive Compensation Program

The primary elements of the Company's executive compensation program are:

- base salary;
- annual incentive opportunities paid in cash;
- long-term incentives;
- pension plans;

- severance agreements; and
- other perquisites

Each year, the Committee reviews each executive officer's total compensation and compares it with market data for similar positions in the organizations included in the Company's comparator group or market data for other relevant sources as described above. In addition, the CEO presents to the Committee his evaluation of each executive officer, which includes a review of the officer's achievement against both Company financial and individual objectives. Information from these performance evaluations is utilized to determine increases in base salary, calculate annual incentive awards under the Company's incentive compensation plan and determine the level of long-term incentive awards made to the officer.

1. Base Salary

The Committee typically reviews and determines the base salaries of all officers of the Company in April of each year. As described above, except for the CEO, the Committee has established and maintains four broad bands of base salary ranges for officers. The midpoint for base salary ranges is targeted at or near the median of the market base salary of designated positions determined as described above. Base salaries may be adjusted upward or downward within these broad salary bands in the Committee's discretion. Each year, a merit increase guideline is established for all officers of the Company based on market data derived from several surveys, including surveys from the Conference Board, Hewitt Associates, Mercer, Watson Wyatt, and WorldatWork. Based on this data, the average merit increase guideline established for 2006 was 3.7 percent. In determining increases in base salary for each individual, the Committee takes into account the scope of responsibilities, experience, performance rating and internal equity within the Company. For 2006, base salary increases for individual executive officers ranged from 0 to 8 percent based on the foregoing criteria. In addition, the Committee may make adjustments in an individual's base salary during the year based on changes in the executive's responsibilities.

The salaries the Company paid to the CEO, CFO and the three other most highly-compensated executive officers during fiscal 2006 are shown in the Summary Compensation Table on page 26.

2. Annual Incentive Opportunity

At the beginning of each year, the Committee reviews annual incentive targets under the UST Inc. Incentive Compensation Plan ("ICP") for the CEO, the CFO and the other executive officers of the Company. At that time, the Committee (i) sets the overall Company performance objectives for the year and, (ii) sets individual performance measures for the year. To determine what, if any, adjustments to targets are necessary, this process is undertaken after the Board has approved the Company's annual operating plan for the current fiscal year. The Committee may make adjustments in an individual's target during the year based on changes in the executive's responsibilities, but typically does not make adjustments in the Company or individual performance targets. The weight attributed to Company performance versus individual objectives for executive officers varies based on the individual's position. For the CEO, with respect to the 2006 performance period, 50 percent of the annual bonus was based on achievement against EPS targets, 20 percent was based on achievement against unit volume targets and 30 percent was based on achievement against individual objectives. The earnout with regard to each performance objective of the bonus ranges from 50 to 150 percent of the target allocated to each performance objective with a threshold of 80 percent and a maximum of 120 percent of the pre-established goal. The weighting for each performance objective varied for the other executive officers based on the position, but the threshold and maximums were the same as those for the CEO. Unlike the CEO, however, earnout for the individual performance goals for these other executive officers was 0 to 120 percent. The earnout for the CEO on individual objectives was set at a higher level to foster the transition of his duties to his successor. The overall Company performance objective for 2006 was an EPS target of $3.05. EPS for this purpose is diluted EPS from continuing operations as determined under Generally Accepted Accounting Principles excluding any items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence, or related to discontinued operations or a change in accounting principles or tax law or other regulations, provided that such items are specifically identified, quantified and disclosed in any public document, and provided further that such items have a quantifiable impact on net income or EPS reported to the SEC for that period. Individual performance objectives for each executive officer vary depending on his or her position and areas of responsibility. For 2006, such objectives included certain unit volume targets, completion of certain winery transactions, attainment of pre-established return on assets goals and leadership and talent development goals. These individual objectives are determined based on the Company's business priorities.

Annual non-equity incentive awards under the ICP are also linked to Company performance with respect to operating earnings, as annual bonuses are awarded to executive officers out of the total ICP fund. The ICP formula, which was last approved by stockholders in 2003, provides for an aggregate bonus fund based upon fixed percentages of net earnings plus the provision for taxes and the ICP fund, as specified in the ICP. This formula requires that earnings exceed 12 percent of stockholders' equity and that cash dividends have been declared and paid in the year. All salaried, non-union employees are eligible to participate in the ICP.

The annual non-equity incentive awards the Company paid to the CEO, the CFO and the three most highly-compensated executive officers during fiscal 2006 are shown in the Summary Compensation Table on page 26. Additional information about the annual incentive opportunities is shown in the Grants of Plan-Based Awards Table on page 28.

3. Long-Term Incentives

The Company's long-term incentive program rewards the Company's executive officers for Company performance over a period of more than one fiscal year. The Committee believes that long-term incentive compensation performs an essential role in retaining and motivating executive officers and that, by providing them with long-term incentives, their decisions affecting the operation of the business will be aimed at maximizing stockholder value.

Since fiscal year 2003, the long-term incentive awards have consisted of stock options and both time-based and performance-based restricted stock. Most recently in 2006, the long-term awards have focused on performance-based restricted stock with special stock option awards to recognize promotions or address retention issues. The Committee believes that performance-based restricted share awards better align executive officer interests with those of stockholders and are less dilutive. The Committee does, however, believe that options continue to provide significant incentive to produce long-term results in alignment with stockholder interests and, therefore, has from time to time granted special option awards. These awards are primarily designed to retain certain officers, foster their long-term ownership interests and ensure focus on long-term results. In the future, the Committee may award more stock options or approve different award types such as restricted stock units, performance shares or units or a mix of various long-term vehicles depending on market practices and the competitive environment.

Generally, the Committee determines the overall size of the long-term incentive award for each executive officer, including the CEO and CFO, and makes equity grants annually. In determining the level of each award in 2006, the Committee considered, without assigning any particular weight to any one factor, the following: (i) the individual performance and scope of responsibilities of each executive officer; (ii) existing stock-based awards held by the executive; and (iii) the executive's target total compensation based on market data as described above.

When determining the cumulative effect of all awards to executive officers as a group, the Committee also considered share usage and stockholder dilution, as well as the accounting and tax implications of all awards.

The Committee has made grants of equity awards, including stock options, at varying times of the year. Stock option awards are effective as of the date that the Committee authorizes or approves such awards and, as provided in the 2005 UST Inc. Long-Term Incentive Plan ("2005 LTIP"), have exercise prices equal to the fair market value of the Company's common stock as determined by taking the average of the high and low stock price of the Company's common stock on the date of grant.

Although management makes recommendations for the Committee's consideration, the timing of equity awards is in the Committee's sole discretion. The Committee has made such awards without regard to the release of the Company's financial results for the year or the release of any other material non-public information. The Committee met and approved the long-term incentive awards for executive officers and all other eligible employees on June 21, 2006. For executive officers, this award consisted of performance-based restricted stock with a forty-three month vesting period based on the attainment of specified EPS goals for each of 2007, 2008 and 2009. The EPS target for 2007 is $3.30. EPS for this purpose is diluted EPS as described above. The Committee believes that attainment of the EPS targets with respect to these awards presents management with a significant challenge, which if achieved, would generate results that deliver the growth investors seek. The material terms of the awards granted to executive officers are described in the narrative disclosure following the Grants of Plan-Based Awards Table on page 28. Additional terms and conditions of these equity awards are determined under the provisions of the 2005 LTIP. Copies of the 2005 LTIP and any amendments to the 2005 LTIP are attached as exhibits or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which can be found on the Company's website at www.ustinc.com.

The Committee also made a special award of 200,000 non-qualified options to purchase shares of Company common stock to Mr. Kessler, President and Chief Operating Officer, on November 2, 2006, in recognition of his election to the position of Chief Executive Officer which was announced on that date. This award was made in order to recognize his promotion, retain him and foster his continued investment in the long-term success of the Company in alignment with stockholders' interests. The material terms of this award are described in the narrative disclosure following the Grants of Plan-Based Awards Table on page 28. On December 6, 2006, the Company also granted 25,000 shares of restricted stock to Daniel W. Butler, President of U.S. Smokeless Tobacco Company, pursuant to the Company's 2005 LTIP. The award was made in order to recognize Mr. Butler's performance during 2006, enhance his ownership interests, retain him and foster his continued investment in the long-term success of the Company. The material terms of this award are described on page 31.

4. Defined Benefit and Defined Contribution Pension Plans

The Company sponsors a tax qualified defined benefit plan for its salaried employees as part of its competitive pay practices. Executive officers participate in the Company's tax-qualified defined benefit pension plan on the same terms as the rest of the Company's salaried employees. Because the Internal Revenue Code imposes limits on the annual compensation that can be taken into consideration to determine benefits under such plans and the total annual amounts that can be paid as benefits under such plans (limitations imposed by Internal Revenue Code ("IRC") Sections 401(a)17 and 415), the Company has established and maintains unfunded, defined benefit pension plans for employees who are subject to such limitations, including executive officers, to compensate these individuals for the reduction in their pension benefits resulting from these limitations.

In addition, in order to attract and retain more seasoned, experienced executives, the Company maintains a supplemental pension plan for officers, the Officers' Supplemental Retirement Plan (the "Supplemental Plan"), which provides an enhanced pension formula based on attainment of a certain age and level of service with the Company. Generally executive officers who have attained age fifty-five with ten years of service and five years of service as an officer are eligible to participate in the Supplemental Plan. The Supplemental Plan formula generally provides for an age 60 benefit equal to the greater of 110 percent of the tax qualified defined benefit formula or 50 percent of eligible compensation, offset by amounts payable under the tax qualified defined benefit plan and the Company's unfunded, non-qualified defined benefit plans. The Company does not consider bonus payments in excess of 25% of the annual bonus amount or gains from prior equity awards when determining retirement benefits under the Supplemental Plan.

The actuarial present value of the accumulated pension benefits of the CEO, the CFO and the three other most highly-compensated executive officers as of the end of fiscal 2006, as well as a more detailed explanation of the Company's defined benefit pension plans, are shown in the Pension Benefits at December 31, 2006 table on page 34.

The Company also maintains a tax qualified defined contribution plan for the benefit of all of its employees, the UST Inc. Employees' Savings Plan. Executive officers participate in this plan on the same basis as all other employees. This plan provides for Company matching contributions of 100 percent of the first six percent contributed by employees.

5. Employment and Severance Agreements

The Company has entered into employment and/or severance agreements with all of its executive officers in order to ensure that the terms applicable to a separation from service are agreed upon in advance and not subject to future negotiation. In addition, certain of these agreements were entered into during the transition of Mr. Gierer's responsibilities as CEO to Mr. Kessler, in order to ensure the continued focus of executive officers on the business. These agreements also provide for severance benefits after a change in control, if the executive officer's employment is subsequently terminated (i.e., double trigger change in control agreements). Severance benefits in the event of a termination of employment after a change in control are intended to ensure retention of these executives in the event of such occurrence.

In 2006, the Company made changes to the change-in-control and severance agreements for four executive officers, including Murray S. Kessler, Robert T. D'Alessandro and Daniel W. Butler, to amend the definition of change-in-control to conform it to current market practices and ensure that such executives remain focused on the business during transitions in leadership and that the Company maintains its competitive market position. The Company believes these and other changes better align these arrangements with market practices and will further strengthen the talent retention objectives of the Company's executive compensation program.

The material terms of the Company's agreements with the CEO, CFO and the three other most highly-compensated executive officers as of the end of fiscal 2006 are described in the narrative disclosure following the Grants of Plan-Based Awards Table on page 28. The material terms of, and a quantification of amounts payable under, the change-in-control and severance agreements with the CEO, the CFO and the three most highly-compensated executive officers as of the end of fiscal year 2006 are described in the section Potential Payments Upon Termination or Change in Control on page 35.

On March 15, 2007, the Company filed a Current Report on Form 8-K announcing that the Chief Financial Officer, Robert T. D'Alessandro will be retiring April 1, 2007. The Company intends to enter into an agreement setting forth the terms of Mr. D'Alessandro's retirement.

6. Other Benefits

The Company maintains medical, dental, vision, accidental death, disability, life insurance, business travel accident insurance and survivor income benefits for all of its salaried employees, as well as customary vacation, leave of absence, and other similar policies. Other than the vacation policy, executive officers are eligible to participate in these programs on the same basis as the rest of the Company's salaried employees. For purposes of the vacation policy, executive officers receive a minimum of four weeks vacation annually irrespective of service. This vacation policy was adopted for executive officers to ensure that adequate periods of vacation are provided based on the level of responsibility of these positions.

7. Perquisites

The Company provides its executive officers with company cars, financial planning assistance, annual wine allowances, reimbursements for the costs associated with the installation and maintenance of security systems and periodic personal use of the Company's aircraft. The Company provides these perquisites to assist officers in focusing on the Company, rather than their personal affairs and to foster the use of the Company's wine products at events they host. The Company also provides executive officers with a one-time reimbursement for country club initiation fees. None of the named executive officers received any such reimbursement during 2006. The Company further believes that executives working in the tobacco industry, whose compensation information is publicly available, should have adequate security at their homes. The level of the perquisites allowed is based on the Company's assessment of a reasonable amount necessary to accomplish its objective in providing these benefits. Neither the CEO nor the other executive officers receive any additional cash compensation to reimburse them for any income tax liability that may arise and become due and payable as a result of their receipt of these items. The Company does not pay any additional cash compensation to executive officers to reimburse them for any income taxes that become due and payable in connection with equity awards, including any taxes that become due as a result of the exercise or vesting of such awards.

The aggregate incremental cost to the Company of providing these benefits to the CEO, the CFO and the three most highly-compensated executive officers during fiscal 2006 are shown in the Summary Compensation Table on page 26.

Additional Executive Compensation Policies

In addition to the principal policies relating to the compensation elements described above, the Company has adopted a number of supplemental policies to further the goals of the executive compensation program, particularly with respect to strengthening the connection between the long-term interests of the executive officers and the Company's stockholders. These policies are described below.

1. Stock Ownership Guidelines

Executive Stock Ownership Guidelines have been established by the Committee to encourage officers to obtain and hold Company stock, to align their interests with those of the Company's stockholders, as well as to demonstrate their long-term commitment to the future growth of the Company. These guidelines provide that within a five-year time frame, all officers are expected to own, at a minimum, depending on job band, shares with a market value of one to five times their base salary. The Company's current stock ownership guidelines for executive officers are as follows:

Position	Ownership Level
Chairman of the Board and Chief Executive Officer	5 times base salary
Senior Vice President and Chief Financial Officer	2 times base salary
President and Chief Operating Officer	3 times base salary
Senior Vice President, General Counsel and Secretary	2 times base salary
President, U.S. Smokeless Tobacco Company	2 times base salary

Restricted shares, shares purchased through the Company's Dividend Reinvestment and Stock Purchase Plan (a non-subsidized, non-discounted stock purchase plan applicable to all stockholders) and shares held directly by the executive officer or their spouse count toward satisfying the guidelines. Unexercised stock options and shares held in the UST Inc. Employees' Savings Plan do not count toward satisfying the guidelines. Vested restricted shares must be held until guidelines are achieved. The guideline and ownership of the CEO, CFO and the three most highly-compensated executive officers as of the end of fiscal 2006 are as follows:

Named Executive Officer	$ Target	Value of Actual Shares Owned	Actual Ownership Level
Vincent A. Gierer, Jr.	$5,500,000	$21,391,235	19 times base salary
Robert D'Alessandro	$ 945,000	$ 4,759,363	10 times base salary
Murray S. Kessler	$2,008,200	$11,203,500	17 times base salary
Richard A. Kohlberger	$ 945,000	$ 4,172,940	9 times base salary
Daniel W. Butler	$ 920,000	$ 2,979,840	6 times base salary

2. Holding Requirements

On December 8, 2005, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R) *Share-Based Payment*, the Board, upon the recommendation of the Committee, approved the acceleration of vesting of all outstanding, unvested stock options previously awarded to the Company's employees and officers, including executive officers, under the UST Inc. Amended and Restated Stock Incentive Plan and the UST Inc. 1992 Stock Option Plan. The decision to accelerate the vesting of these options during 2005 was made in connection with the Company's current intention to use other forms of equity compensation with decreasing dependence on stock options and to reduce the compensation expense that the Company would otherwise be required to record in future periods following the Company's adoption of SFAS No. 123(R) on January 1, 2006.

In order to prevent unintended personal benefits to the Company's officers, the accelerated vesting was conditioned on such officers entering into an amendment to their original option award agreements providing that such officers will not, subject to limited exceptions, sell, transfer, assign, pledge or otherwise dispose of any shares acquired upon exercising the accelerated portion of the options before the earlier of the date on which that portion of the options would have otherwise vested under the original terms of the applicable option agreements or separation from service.

3. Compensation Recovery Policy

The Company maintains a compensation recovery policy with respect to its equity awards and the Supplemental Plan. In general, equity award agreements for all employees provide that if an employee is terminated for cause, or if after an employee is terminated for other than cause, the Company discovers the occurrence of an act or failure to act by the employee, while in the employ of the Company, that would have enabled the Company to terminate the employee's employment for cause had the Company known of such act or failure to act at the time of its occurrence, or subsequent to an employee's termination of employment, the employee violates a non-competition provision, and in each case, such act is discovered by the Company within three years of its occurrence, then, amounts will be returned to the Company as follows:

- In the case of restricted stock, any shares which have not yet become vested are forfeited and returned to the Company and any shares of restricted stock that vested during the 180 day period prior to and including the date of termination will be returned to the Company. If such vested shares have been sold or otherwise disposed of, the employee will repay to the Company the fair market value of such shares on the date of such sale or other disposition.
- In the case of stock options, any portion of the option (whether or not then exercisable) that has not been exercised as of the date of termination or discovery is forfeited and returned to the Company. In addition, the employee must sell back to the Company all shares acquired upon exercise on or after the date which is 180 days prior to the employees termination for a per share price equal to the per share exercise price of the option, or to the extent that such shares have been sold or otherwise disposed of, the employee must repay to the Company the excess of the aggregate fair market value of such shares on the date of such sale or disposition over the aggregate exercise price of such shares.

According to the terms of the Supplemental Plan, if participants are terminated for cause they will not be entitled to a benefit under the plan. If subsequent to the participant's termination of employment with the Company other than for cause, the Company discovers the occurrence of an act or failure to act by the participant that would have enabled the Company to terminate the participant's employment for cause had the Company known of such act or failure to act at the time of its occurrence or the participant violates any secrecy or non-competition agreement, the participant forfeits the right to any future benefits under the plan and must repay to the Company all amounts received subsequent to the date on which the act or failure to act constituting cause or the violation of any secrecy or non-competition agreement occurred.

The Company does not have a policy related to the recovery of performance-based compensation following a restatement of its financial statements.

Accounting and Tax Implications of Executive Compensation

Current federal tax law imposes an annual individual limit of $1 million on the deductibility of the Company's compensation payments to the CEO and its four other most highly compensated executive officers. Performance-based compensation that satisfies the conditions of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), is excluded for purposes of this limitation. The 2006 awards made to the CEO and the other executive officers pursuant to the ICP, as well as the awards made pursuant to the 2005 LTIP were subject to, and made in accordance with, the Committee's pre-established performance goals and are, therefore, considered performance-based for this purpose. In designing compensation arrangements, the Committee seeks to mitigate the expense and dilution related to such arrangements and to ensure, to the maximum extent practicable, the deductibility of all compensation payments pursuant to Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Company's Compensation Discussion and Analysis for the year ended December 31, 2006 as required by Item 402(b) of Regulation S-K promulgated by the SEC. Based on such review and discussions, the Committee recommended to the Board, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in the Company's 2007 Proxy Statement and its incorporation by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the SEC.

February 22, 2007

Compensation Committee

Peter J. Neff, Chairman
John D. Barr
John P. Clancey
Ronald J. Rossi

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the fiscal year ended December 31, 2006. The Named Executive Officers are the Company's Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers determined by reference to their total compensation in the table below (excluding amounts disclosed in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column).

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Vincent A. Gierer, Jr. Chairman of the Board and Chief Executive Officer	2006	1,100,000	[1]	1,478,224	—	2,197,500	1,227,670	51,373	6,054,767
Murray S. Kessler..... President and Chief Operating Officer	2006	661,577	—	1,367,454	69,583	1,638,375	87,485	45,714	3,870,188
Robert T. D'Alessandro...... Senior Vice President and Chief Financial Officer	2006	464,712	—	334,079	—	1,055,469	253,304	50,358	2,157,922
Richard A. Kohlberger Senior Vice President, General Counsel and Secretary	2006	464,712	—	263,240	—	1,084,419	778,513	65,189	2,656,073
Daniel W. Butler...... President — U.S. Smokeless Tobacco Company	2006	447,885	—	187,530	115,667	764,575	108,984	49,578	1,674,219

(1) On November 3, 2005, the Company agreed to pay a $5,000,000 retention bonus to Mr. Gierer as soon as practicable after July 1, 2007. The Company disclosed the full amount of this bonus as earned in 2005 by including it in the "Non-Stock, Long-Term Compensation" column of the "Summary Compensation Table" in the Company's 2006 Proxy Statement.

(2) Amounts reflect the compensation expense recognized in the Company's financial statements in 2006 for restricted stock awards granted in and before 2006 to the executive officers, in accordance with SFAS No. 123(R). As such, these amounts do not correspond to the compensation actually realized by each individual for the period. Mr. Gierer was not awarded any equity grants during 2005 and 2006. The dollar value for Mr. Gierer's stock awards relates to awards granted before 2005. See Note 12 — *Share-Based Compensation* to the Company's December 31, 2006 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used to value equity awards granted to executive officers. The grant date fair value of restricted stock awards is based on the average high and low market price of the Company's common stock on the date of grant. For awards subject to performance conditions, compensation expense commences when the performance criteria is established and is based on the number of restricted shares estimated to ultimately vest.

(3) Amounts reflect the compensation expense recognized in the Company's financial statements in 2006 for stock option awards granted in and before 2006 to the executive officers in accordance with SFAS No. 123(R). The grant-date fair values of stock options are calculated using the Black-Scholes-Merton option pricing model, which incorporates various assumptions including expected volatility, expected dividend yield, expected life and applicable interest rates. See Note 12 — *Share-Based Compensation* to the Company's December 31, 2006 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used to value stock options granted to executive officers.

(4) Represents cash awards earned by each individual under the ICP, the provisions of which are described on page 20.

(5) Reflects the aggregate annual increase in the actuarial present value of the accumulated benefits for each individual in each of the pension plans under which a benefit is accrued, as reflected on the Pension Benefits at December 31, 2006 table (see page 34). The calculated increase in the accumulated benefit was computed using the same measurement date and assumptions used for the Company's December 31, 2006 financial statements and footnote disclosures, assuming normal retirement age and current compensation levels. See Note 14 — *Employee Benefit and Compensation Plans* to the Company's December 31, 2006 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used. With the exception of Messrs. Gierer and Kohlberger, this column includes amounts to which the individuals may not become entitled because such amounts are not yet vested.

(6) See details of "all other compensation" (including perquisites, personal benefits, and other compensation not otherwise disclosed in the Summary Compensation Table) in the table and corresponding footnotes below.

All Other Compensation

Name	Personal Use of Corporate Aircraft[1] ($)	Personal Use of Corporate Auto[2] ($)	Company Contributions to Employees' Savings Plan ($)	Tax and Financial Planning ($)	Insurance Premiums[3] ($)	Other Perquisites & Personal Benefits[4] ($)	Total ($)
Vincent A. Gierer, Jr.	27,691	1,736	13,200	—	2,250	6,496	51,373
Murray S. Kessler	10,541	18,306	13,200	1,575	1,764	328	45,714
Robert T. D'Alessandro	—	18,733	13,200	12,075	1,350	5,000	50,358
Richard A. Kohlberger	—	24,763	13,200	21,112	1,350	4,764	65,189
Daniel W. Butler	—	25,772	13,200	8,659	1,092	855	49,578

(1) Amounts in this column represent the value attributed to the individual's personal use of corporate aircraft based upon the aggregate incremental cost to the Company of such use. The aggregate incremental cost is calculated by dividing an individual's total personal flight miles by the total annual flight miles of the aircraft and multiplying that amount by the total annual variable costs incurred by the Company's Aviation department, including fuel, flight administration, catering, meals, flight attendants, repairs and incidental expenses.

(2) Amounts in this column represent the value attributed to the individual's use of corporate automobiles based upon the aggregate incremental cost to the Company of such use and includes the full lease charges for such vehicles and expenditures for maintenance, repair, fuel and administration, and where the vehicle is owned by the Company, the depreciation expense recognized by the Company.

(3) Amounts in this column represent premiums paid by the Company for group term life insurance.

(4) Amounts in this column represent the value attributed to the individual for an annual wine allowance and for the maintenance and/or installation of security systems.

Grants of Plan-Based Awards for 2006

Name	SFAS No. 123(R) Grant Date	Compensation Committee Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[4] ($/Sh)	Closing Market Price on Grant Date of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[5] ($)
Vincent A. Gierer, Jr.	N/A	N/A	1,000,000	2,000,000	3,000,000	—	—	—	—	—	—	—	—
Murray S. Kessler	N/A	N/A	525,000	1,500,000	2,115,000	—	—	—	—	—	—	—	—
	—[3]	6/21/06[3]	—	—	—	11,932	17,900	21,480	—	—	—	—	(3)
	11/2/06	11/2/06	—	—	—	—	—	—	—	200,000	53.47	53.51	1,670,000
Robert T. D'Alessandro ..	N/A	N/A	289,500	965,000	1,331,700	—	—	—	—	—	—	—	—
	—[3]	6/21/06[3]	—	—	—	7,333	11,000	13,200	—	—	—	—	(3)
Richard A. Kohlberger ...	N/A	N/A	289,500	965,000	1,331,700	—	—	—	—	—	—	—	—
	—[3]	6/21/06[3]	—	—	—	7,333	11,000	13,200	—	—	—	—	(3)
Daniel W. Butler	N/A	N/A	245,000	700,000	987,000	—	—	—	—	—	—	—	—
	—[3]	6/21/06[3]	—	—	—	7,466	11,200	13,440	—	—	—	—	(3)
	12/6/06	12/6/06	—	—	—	—	25,000	—	—	—	—	—	—

(1) These columns reflect annual cash award opportunities under the ICP. The actual payouts under the ICP for the 2006 performance period were determined on January 30, 2007, and are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 26. For a description of the material terms of these awards, see page 20. There is no grant date reflected for ICP awards as they are not share-based awards accounted for under SFAS No. 123(R). These awards were granted on January 30, 2007.

(2) Equity awards were granted under the 2005 LTIP to all named executive officers, with the exception of Mr. Gierer. For a description of the material terms of such awards, see page 21.

(3) On June 21, 2006 a performance-based restricted stock award was granted to this individual. However, the performance targets, which relate to 2007, 2008 and 2009 diluted earnings per share measures, were not established until February 22, 2007. In accordance with SFAS No. 123(R), the grant date, for purposes of determining the grant date fair value to be utilized for the recognition of compensation expense, is considered to be February 22, 2007, as that was the date the individual and the Company had a mutual understanding of the key terms and conditions of the award.

(4) The option award reflected in this column was granted to Mr. Kessler in recognition of his promotion to Chief Executive Officer, which was announced on November 2, 2006. Under the terms of the 2005 LTIP, the exercise price of this option award was determined by utilizing the average of the high and low market price of the Company's common stock on the date of grant, as reported on the NYSE. For a description of the material terms of this award, see page 22.

(5) The grant date fair value of stock options is calculated using the Black-Scholes-Merton option pricing model, which incorporates various assumptions including expected volatility, expected dividend yield, expected life of the options and applicable interest rates. See Note 12 — *Share-Based Compensation* to the Company's December 31, 2006 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used to value stock options granted to executive officers.

Employment Agreements

Mr. Gierer

Until December 31, 2006, the Company was party to an employment agreement with Mr. Gierer which was entered into on July 23, 1987 and which had an initial term of 4 years. The stated initial term of the agreement with Mr. Gierer was generally automatically extended, subject to expiration at age 65. Mr. Gierer's employment agreement provided that the Company would pay Mr. Gierer an annual salary in connection with his duties as Chairman of the Board and Chief Executive Officer of the Company and for such other responsibilities as may from time to time be assigned by the Board, subject to annual increase in the discretion of the Board. Mr. Gierer's annual salary for 2006 is set forth in the Summary Compensation Table on page 26. In addition, Mr. Gierer's employment agreement provided that he was eligible to participate in the Company's long-term incentive plan as may be in effect from time to time, as well as the Company's other compensation and benefit plans. Mr. Gierer's employment agreement also provided for payments on certain terminations of employment, the material terms of which are described on page 35. Mr. Gierer's employment agreement terminated on December 31, 2006 in connection with his retirement as Chairman and Chief Executive Officer of the Company on the same date.

In addition, as part of the Company's succession planning process, effective November 3, 2005, the Company entered into a Retention Bonus Agreement whereby the Company agreed to pay a $5,000,000 retention bonus to Mr. Gierer as soon as practicable after July 1, 2007; provided that Mr. Gierer remained as Chairman and Chief Executive Officer of the Company through December 31, 2006. The agreement provided, however, that if Mr. Gierer's employment terminated before December 31, 2006, for certain reasons (death, disability, termination for "good reason" (as defined in his employment agreement), or involuntarily without "cause"), he would receive a pro-rata payment of the retention bonus based on whole months worked from November 3, 2005 through the date of termination. The retention bonus was provided in lieu of any equity compensation grants that otherwise would have been made to Mr. Gierer in 2005 and 2006, the value of which would have been approximately equal to the retention bonus amount. The agreement also provided that if Mr. Gierer retired early at his own initiative or was terminated for "cause", then the full amount of the retention bonus would be forfeited. The retention bonus amount was not included in the determination of any benefits under the Company's pension or welfare benefit plans.

Mr. Kessler

Prior to January 1, 2007, the Company and Mr. Kessler were parties to an agreement that provided Mr. Kessler with certain severance payments and benefits in the event of termination of his employment under certain circumstances (the "Severance Agreement"). The term of the Severance Agreement was four years, but in no event less than two years following a change in control of UST Inc. (as defined in the Severance Agreement) if a change in control occurred during the four-year term. Under the Severance Agreement, if Mr. Kessler's employment was terminated without "cause" or by Mr. Kessler for "good reason" (as defined in the Severance Agreement), he would be entitled to receive severance payments and benefits as described on page 36.

In light of Mr. Kessler's appointment to the position of President and Chief Executive Officer effective January 1, 2007, the Company entered into a new employment agreement with Mr. Kessler. Mr. Kessler's new employment agreement supercedes any and all previous agreements, including the Severance Agreement, between the Company and Mr. Kessler relating to his position, duties, compensation and benefits payable upon certain terminations of employment either prior to, in anticipation or contemplation of, or following a change in control of the Company.

Mr. Kessler's employment agreement provides that the Company will pay Mr. Kessler an annual salary of $1,000,000 in connection with his duties as President and Chief Executive Officer of the Company and for such other responsibilities as may from time to time be assigned by the Board. Mr. Kessler's employment agreement also provides that Mr. Kessler may be eligible for an annual bonus under the Company's Incentive Compensation Plan and that his annual bonus target is $2,000,000, or such other amount as may be determined from time to time by the Board. In addition, Mr. Kessler's employment agreement provides that he will be eligible to participate in the Company's long-term incentive plan as may be in effect from time to time, as well as the Company's other compensation and benefit plans. Mr. Kessler's employment agreement also provides for payments on certain terminations of employment, the material terms of which are described on page 36.

Mr. Kessler's employment agreement will continue in effect for a period of four years from its effective date. Thereafter, Mr. Kessler's employment agreement will automatically renew for successive one-year periods, unless either the Company or Mr. Kessler gives written notice that it will not be extended.

Mr. Kohlberger

The Company is also party to an employment agreement with Mr. Kohlberger which was entered into on June 30, 2000. The initial three-year term of the agreement is automatically extended each year, subject to expiration at age 65. Mr. Kohlberger's employment agreement provides that the Company will pay him an annual salary of not less than the salary in effect on June 30, 2000 in connection with his then assigned duties or such other responsibilities as may, from time to time, be assigned by the Board, subject to annual increase in the discretion of the Board. Mr. Kohlberger's annual salary for 2006 is set forth in the Summary Compensation Table on page 26. Mr. Kohlberger's employment agreement also provides that he may be eligible for an annual bonus under the Company's Incentive Compensation Plan of not less than the annual bonus received in 1999; provided, however, that if the ICP fund is reduced below the level of the ICP fund with respect to the annual bonus received in 1999, such floor shall be reduced in the same proportion as the ICP fund. In addition, Mr. Kohlberger's employment agreement provides that he will be eligible to participate in the Company's long-term incentive plan as may be in effect from time to time, as well as the Company's other compensation and benefit plans, and that the minimum level of recommended awards under the Company's long-term incentive plan for the Committee's consideration in each year shall be equal to 20,000 stock options. Mr. Kohlberger's employment agreement also provides for payments on certain terminations of employment, the material terms of which are described on page 39.

2005 Long-Term Incentive Plan

On June 21, 2006, equity awards were granted under the UST Inc. 2005 Long-Term Incentive Plan to all named executive officers, with the exception of Mr. Gierer. These awards will vest on January 31, 2010 based on the attainment of pre-established EPS targets for each of 2007, 2008 and 2009, and continued service through that date. Under the terms of these awards, one-third of the award is earned each year based on performance for such year. For each year, "threshold" represents the payout if actual EPS is 75 percent of the target EPS for the year; "target" represents the payout if the specified EPS performance target is achieved for the year; and, "maximum" represents the highest payout possible under the terms of the award, if actual EPS is 115 percent of the target EPS for the year. If the minimum level of performance criteria with respect to a particular year is not achieved, no payout is earned for such year. The formula for determining the number of shares that will vest is applied to one-third of the total target award each year, based on the actual EPS performance for that year.

Executive officers have the right to receive nonforfeitable dividends on all restricted stock awards over the applicable vesting period based upon the target number of shares awarded. Dividends received on outstanding but unvested restricted shares during 2006 for Messrs. Gierer, Kessler, D'Alessandro, Kohlberger, and Butler were $142,272, $346,446, $77,520, $64,296, and $61,218, respectively. Shares of restricted stock may not be transferred or otherwise disposed of by the individual prior to the date on which they become vested.

For an explanation of the amount of equity awards as a percentage of total compensation, see Compensation Discussion and Analysis on page 16.

The Committee also made a special award of 200,000 non-qualified options to purchase shares of Company common stock to Mr. Kessler on November 2, 2006, in recognition of his upcoming appointment to the position of CEO which was announced on that date. These non-qualified stock options have an exercise price of $53.47, representing the fair market value of Company common stock on November 2, 2006 (the date of the grant) pursuant to the 2005 LTIP. Subject to earlier vesting due to death, disability or retirement, or upon a change in control of the Company (as defined in the 2005 LTIP), these stock options generally become exercisable at the rate of 25 percent per year commencing with the first anniversary of the date of grant, subject to continued employment.

On December 6, 2006, the Company also granted 25,000 shares of restricted stock to Daniel W. Butler, the President of U.S. Smokeless Tobacco Company, pursuant to the Company's 2005 LTIP. This award will vest on January 1, 2012, provided that he remains employed through that date and that the Company achieves positive EPS and pays dividends in three of any of the five fiscal years of the vesting period. Pro-rata vesting will apply in the event that his employment is terminated without "cause" or for "good reason" (as such terms are defined in his employment agreement). In addition, upon a change in control (as defined in the 2005 LTIP), the restricted stock will remain outstanding, but the performance criteria will lapse as of the date of the change in control and such restricted stock will vest upon the earlier of January 1, 2012 or termination of his employment other than for "cause" or for "good reason."

Incentive Compensation Plan

The ICP provides for annual performance-based cash bonuses. A payout of bonuses for the 2006 fiscal year can only be earned if: (i) a cash dividend has been declared and paid for the year and (ii) Operating Earnings, as defined in the ICP, exceed 12 percent of the Company's stockholders' equity. Once the foregoing two requirements are met, awards under the ICP to executive officers are determined by the Compensation Committee based on actual performance against pre-established performance criteria. "Threshold" for purpose of determining annual non-equity incentive awards under the ICP, represents the payout if the minimum specified level of performance criteria is achieved; "target" represents the payout if the specified performance criteria are achieved; and, "maximum" represents the highest payout possible under the terms of the ICP. Performance criteria for payouts under the ICP depend on the individual executive officer's responsibilities and include one or more of the following: EPS, unit volume, divisional contribution, and other pre-established individual goals. For an explanation of the amount of salary and ICP awards as a percentage of total compensation, see Compensation Discussion and Analysis on page 16.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexcercisable[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[3] (#)	Market Value of Shares or Units of Stock that Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested($)
Vincent A. Gierer, Jr.	90,000	—	—	$30.43750	10/22/07	—	—	—	—
	70,000	—	—	33.25000	12/10/07	—	—	—	—
	90,000	—	—	30.65625	09/23/08	—	—	—	—
	80,000	—	—	28.34375	05/02/09	—	—	—	—
	68,400	—	—	15.06250	07/09/10	—	—	—	—
	120,000	—	—	32.30000	09/25/11	—	—	—	—
	78,500	—	—	40.94000	05/01/12	—	—	—	—
	66,700	—	—	33.25000	07/22/13	—	—	—	—
	66,700	—	—	39.31000	09/09/14	—	—	—	—
	—	—	—	—	—	49,312	2,869,958	—	—
Murray S. Kessler........	55,000	—	—	$32.30000	09/25/11	—	—	—	—
	55,000	—	—	40.94000	05/01/12	—	—	—	—
	38,900	—	—	33.25000	07/22/13	—	—	—	—
	57,700	—	—	39.31000	09/09/14	—	—	—	—
	—	200,000	—	53.47000	11/01/16	—	—	—	—
	—	—	—	—	—	79,524	4,628,297	81,834	4,762,739
Robert T. D'Alessandro ..	35,000[1]	—	—	$30.65625	09/23/08	—	—	—	—
	35,000	—	—	28.34375	05/02/09	—	—	—	—
	15,000	—	—	15.06250	07/09/10	—	—	—	—
	50,000	—	—	32.30000	09/25/11	—	—	—	—
	33,000	—	—	40.94000	05/01/12	—	—	—	—
	27,800	—	—	33.25000	07/22/13	—	—	—	—
	40,800	—	—	39.31000	09/09/14	—	—	—	—
	—	—	—	—	—	20,253	1,178,725	19,534	1,136,879
Richard A. Kohlberger ...	40,000	—	—	$32.30000	09/25/11	—	—	—	—
	27,000	—	—	40.94000	05/01/12	—	—	—	—
	22,200	—	—	33.25000	07/22/13	—	—	—	—
	22,200	—	—	39.31000	09/09/14	—	—	—	—
	—	—	—	—	—	14,432	839,943	19,534	1,136,879
Daniel W. Butler	10,000	—	—	$39.31000	09/09/14	—	—	—	—
	—	50,000	—	38.35000	12/06/15	—	—	—	—
	—	—	—	—	—	6,580	382,956	44,866	2,611,201

(1) Mr. D'Alessandro's pecuniary interest in 5,775 options, included in this award, was transferred to his former spouse pursuant to a domestic relations order.

(2) The options reported in this column for Mr. Kessler are subject to graded vesting conditions under which 50,000 options will vest on the grant anniversary date each year, beginning on November 1, 2007 and ending on November 1, 2010. The options reported in this column for Mr. Butler will vest on December 7, 2008.

(3) The amounts reflected in this column include non-performance based restricted shares that have not yet vested, as well as shares earned under performance-based restricted share awards, but which are still subject to time-based vesting requirements. Amounts related to performance-based shares included in this column represent shares earned based on actual performance achieved against pre-established dividend and/or diluted earnings per share targets and include amounts earned related to annual performance for 2004, 2005 and 2006. Awards will generally vest between October 27, 2007 and January 31, 2010.

(4) The amount included in this column for stock awards subject to performance conditions represents the amount that will be earned if the target level of performance conditions are achieved for performance

measures related to fiscal 2007 and beyond. Awards are subject to pre-established dividend and/or diluted earnings per share targets and will generally vest between January 1, 2009 and January 31, 2010. Included in this column are restricted shares for which performance criteria were not established until February 22, 2007. See Grants of Plan-Based Awards table on page 28 for the number of shares of such award attributable to each named executive officer.

OPTION EXERCISES AND STOCK VESTED FOR THE YEAR ENDED DECEMBER 31, 2006

This table provides the aggregate amounts received or realized in connection with all exercises of stock options or the vesting of restricted stock during the year ended December 31, 2006.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(2)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(3)($)
Vincent A. Gierer, Jr.	130,000	1,649,945	13,300	775,390
Murray S. Kessler	15,000	275,550	—	—
Robert T. D'Alessandro ...	91,000(1)	1,538,733(1)	—	—
Richard A. Kohlberger	72,000	1,305,720	—	—
Daniel W. Butler	—	—	—	—

(1) In accordance with a domestic relations order, the pecuniary interest in 33,800 options was transferred to Mr. D'Alessandro's former spouse. The value realized with respect to the exercise of such options was $547,372.

(2) The value realized on stock option exercises is computed by calculating the difference between the market price of UST Inc. common stock at exercise and the exercise price of the applicable stock options, multiplied by the number of options exercised.

(3) The value realized on the vesting of restricted stock is computed by multiplying the market price of UST Inc. common stock on the vesting date by the number of shares vested.

PENSION BENEFITS AT DECEMBER 31, 2006

The table below shows the present value of accumulated benefits payable to each Named Executive Officer, including the number of years of service credited to each executive, under the UST Inc. Retirement Income Plan for Salaried Employees (the "Pension Plan"), the UST Inc. Benefit Restoration Plan (the "Restoration Plan"), and the UST Inc. Officers' Supplemental Retirement Plan (the "Supplemental Plan"). The present value of accumulated benefits was determined as of December 31, 2006, using interest rate and mortality assumptions consistent with those used in the Company's financial statements. See Note 14—*Employee Benefit and Compensation Plans* to the Company's December 31, 2006 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1]($)	Payments During Last Fiscal Year($)
Vincent A. Gierer, Jr.	UST Inc. Retirement Income Plan for Salaried Employees	29	973,898	—
	UST Inc. Benefit Restoration Plan	29	6,122,084	—
	UST Inc. Officers' Supplemental Retirement Plan	29	709,598	—
Murray S. Kessler	UST Inc. Retirement Income Plan for Salaried Employees	7	116,436	—
	UST Inc. Benefit Restoration Plan	7	421,624	—
	UST Inc. Officers' Supplemental Retirement Plan	7	53,806	—
Robert T. D'Alessandro	UST Inc. Retirement Income Plan for Salaried Employees	26	574,360	—
	UST Inc. Benefit Restoration Plan	26	1,300,081	—
	UST Inc. Officers' Supplemental Retirement Plan	26	187,444	—
Richard A. Kohlberger	UST Inc. Retirement Income Plan for Salaried Employees	28	1,114,416	—
	UST Inc. Benefit Restoration Plan	28	2,215,207	—
	UST Inc. Officers' Supplemental Retirement Plan	28	332,962	—
Daniel W. Butler	UST Inc. Retirement Income Plan for Salaried Employees	2	27,394	—
	UST Inc. Benefit Restoration Plan	2	32,678	—
	UST Inc. Officers' Supplemental Retirement Plan	2	122,895	—

(1) Reflects the actuarial present value of the accumulated benefit for each individual, computed utilizing the same measurement date and assumptions used for the Company's December 31, 2006 financial statements and related footnote disclosures. The calculated accumulated benefit assumes normal retirement age and current compensation levels, and includes amounts which the individual may not be entitled to receive because either the individual is not yet a "Participant" (as defined in the Retirement Plans) in the plan or such amounts are not yet vested.

The Pension Plan and Restoration Plan (together, the "Retirement Plans") provide an integrated program of retirement benefits for eligible employees. The Retirement Plans apply the same formulas and together replace a level of pre-retirement pensionable earnings that is identical for all similarly situated participants.

The Pension Plan is a tax-qualified defined benefit pension plan in which a broadly-defined group of eligible employees that includes the Named Executive Officers participate. It is designed to provide the maximum possible portion of the integrated retirement benefits on a tax-qualified and funded basis, in coordination with the Restoration Plan.

In the Pension Plan, benefits are determined based on each participant's final compensation and years of service. Compensation means the highest 36-month-consecutive average eligible compensation in the ten-year period immediately preceding retirement, capped at the $220,000 IRS Internal Revenue Code ("IRC") Section 401(a)(17) limit. Eligible compensation is composed of salary and 25 percent of bonus actually paid in the applicable year, excluding sign-on bonuses and a limit of no more than 3 bonuses. A Participant's annual normal retirement income equals: (a) 1.5 percent (2.2 percent in the case of participants who first complete an hour of service as an employee before 2004) of the participant's average final salaried compensation, multiplied by the participant's years of service since attaining age 21, but not in excess of 40 years, minus, (b) 1.25 percent of the Participant's social security benefit, multiplied by the participant's years of service since attaining age 21, but not in excess of 40 years; the benefit is capped at the IRC Section 415 limit.

The Restoration Plan is a non-qualified, unfunded pension plan that complements the Pension Plan by providing benefits that may not be provided under the Pension Plan because of the IRC Section 401(a)(17) $220,000 limit on eligible compensation. Benefits are determined and payable under the same terms and conditions as the Pension Plan but without regard to federal tax limitations on amounts of includible compensation. A separate plan, the UST Inc. Excess Retirement Benefit Plan, is available to replace benefits that cannot be provided under the Pension Plan because of the IRS Section 415 limit, but no Named Executive Officer is currently entitled to a benefit from this plan.

The Named Executive Officers are eligible to participate in the Supplemental Plan when they attain age 55 and have ten years of service and served at least five years as an officer of the Company. The Supplemental Plan is designed to provide enhanced retirement benefits to officers who meet the participation requirements and is intended to enable the Company to attract and retain more seasoned experienced executives. The formula by which benefits are determined under the Supplemental Plan is the greater of: (a) a percentage of the accrued benefit under the Retirement Plans (105 percent for retirement at age 55 increasing in whole percentage increments up to 110 percent for retirement at age 60 or thereafter), or (b) 45 percent of the executive's highest compensation (for retirement at age 55) increasing in whole percentage increments up to 50 percent (for retirement at age 60 or thereafter), reduced by (c) amounts payable under the Retirement Plans. For purposes of the Supplemental Plan, an executive's highest compensation is composed of salary and 25 percent of bonus paid during the consecutive twelve-month period ending on the date of retirement, or either of the two immediately preceding consecutive twelve-month periods, whichever such period yields the highest compensation.

NON-QUALIFIED DEFERRED COMPENSATION BENEFITS

None of the Named Executive Officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by the Company other than the non-qualified pension plans described on page 22 and above.

Potential Payments Upon Termination or Change in Control

Mr. Gierer

Mr. Gierer's employment agreement, which expired on December 31, 2006 when he retired from his position as executive Chairman and CEO of the Company, provided that he would be entitled to certain severance benefits if the Company terminated his employment for any reason other than death, disability or "cause" (as defined in the agreement) or if he terminated his employment for "good reason," including termination following a "change in control" of the Company (as such terms are defined in the agreement). The severance benefits that would have been payable to him under the employment agreement consisted principally of the continuation over the remaining term of the agreement or, if greater, three years of (1) an annual amount equal to the sum of his base salary and the highest bonus payable to him with respect to any of the preceding three years and (2) participation in the employee benefit plans in which he participated immediately prior to his termination (or substantially similar benefits if such continued participation is not permitted under the terms of the applicable plans). In the event of a termination based on a "change in control", the bonus amount taken into account for purposes of determining his severance benefits would be limited to an amount equal to 75 percent of base salary, and he would receive a lump sum payment equal to three times the sum of his base salary and bonus amount in effect immediately prior to the change in control. In the event that any payments made to Mr. Gierer in connection with a "change in control" were subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company would make an additional payment as necessary to restore him to the same after-tax position as if such excise tax had not been imposed.

In addition, pursuant to the terms of the Retirement Plans, the Supplemental Plan, and the 2005 LTIP, the material terms of which are described above, Mr. Gierer was entitled to certain retirement payments and accelerated vesting of outstanding equity on specified terminations of employment. Mr. Gierer would not be entitled to any payments on voluntary termination or termination on account of disability.

Mr. Gierer retired from the Company as of December 31, 2006 pursuant to the early retirement provisions of the Retirement Plans and the Supplemental Plan described above. These early retirement provisions are generally applicable to all full-time salaried employees. Upon his early retirement, in addition to the benefits payable to him under the terms of the Retirement Plans and the Supplemental Plan, Mr. Gierer became entitled to receive the following payments pursuant to the terms and conditions of the Company's benefit and compensation plans: (i) ICP bonus of $2,197,500, which represents the actual bonus earned and paid to Mr. Gierer under the ICP for the 2006 performance year as he retired on December 31, 2006 and continued as non-executive Chairman thereafter; (ii) accelerated vesting of restricted shares with a value equal to $774,060 as of December 29, 2006; and (iii) accelerated vesting of performance-based restricted shares with a value equal to $2,869,958 as of December 29, 2006. The present value of these benefits are as follows: Pension Plan: $1,514,043; Restoration Plan: $9,352,982; and Supplemental Plan: $1,743,725. These present values were calculated using the interest rates and mortality assumptions consistent with those used in the Company's financial statements and differ from the present value of accumulated benefits reflected in the "Pension Benefits at December 31, 2006" table on page 34 because these amounts include the value of early retirement subsidies. Under the terms of the Retirement Plans and the Supplemental Plan, Mr. Gierer receives his retirement benefits as monthly payments. See page 35 for a description of the Retirement Plans and the Supplemental Plan.

Mr. Kessler

Pursuant to the Severance Agreement described on page 29, Mr. Kessler was entitled to receive the following severance benefits and payments as of December 31, 2006, if his employment was terminated for "good reason" or without "cause" (as defined in the Severance Agreement): a pro-rata annual bonus under the Company's ICP for the year of termination; severance payments equal to two times the sum of (i) Mr. Kessler's base salary and (ii) the highest annual bonus paid to him under the Company's ICP in any of the two calendar years prior to his termination of employment (paid in installments over a two-year period); and continuation of life, disability and group health benefits for the two-year severance period.

In addition, in the event that the termination of Mr. Kessler's employment for "good reason" or other than "cause" occurred following a change in control of the Company, in lieu of the above, Mr. Kessler would be entitled to the following payments and benefits: (1) a lump sum severance payment equal to three times the sum of (i) Mr. Kessler's base salary and (ii) the highest annual bonus paid to him under the ICP in any of the three calendar years prior to his termination of employment, capped at 75% of his base salary; (2) continuation of life, disability and group health benefits for the three-year severance period; and (3) an additional amount equal to any excise tax and related income tax incurred as a result of any change in control payments made to Mr. Kessler sufficient to restore him to the same after-tax position he would have been in if the excise tax had not been imposed. However, if a reduction in payments of 10% or less would cause no excise tax to be payable, then Mr. Kessler's payments would be reduced to the extent necessary to avoid the imposition of the excise tax and Mr. Kessler would not be entitled to a gross-up payment.

As a condition of receiving severance pursuant to the Severance Agreement, Mr. Kessler was required to execute (and not revoke) a release in favor of the Company and its affiliates, including an agreement not to sue over employment-related matters.

Under the Severance Agreement, Mr. Kessler was also subject to non-compete, non-solicitation, and confidentiality provisions during the term of the Severance Agreement for a period equal to the greater of the 12 month period following termination of employment for any reason, or the period during which Mr. Kessler receives severance benefits.

As described on page 29, effective January 1, 2007, Mr. Kessler's employment agreement, which supercedes the Severance Agreement, provides for severance payments and benefits in the event that his employment is terminated under certain circumstances. If his employment is terminated by the Company without "cause" or by him for "good reason," prior to a "change in control" of the Company (as such terms are defined in the employment agreement), he will be entitled to receive the following severance payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata bonus under the ICP for the year of termination; (3) severance payments equal to two times the sum of (i) his base salary and (ii) an amount equal to 75 percent of the target bonus in effect as of the date of termination, which target bonus shall not be less than $2,000,000; and (4) continuation of life insurance and group health benefits for a two-year period. The employment agreement also provides that in the event of termination other than for "cause" or by Mr. Kessler for "good reason" prior to a "change in control," he will be deemed to be a "Participant" as defined in the Supplemental Plan, regardless of his age and years of service at termination, and will receive a benefit thereunder determined in a manner consistent with the methodology for calculating early retirement benefits under the Supplemental Plan and payable at the time and in the form permitted under the Supplemental Plan.

In addition, Mr. Kessler's employment agreement provides that, in the event termination of his employment occurs without "cause" or by him for "good reason" (as such terms are defined in the employment agreement) on, in anticipation or contemplation of, or following a "change in control" of the Company, in lieu of the above, he will be entitled to the following payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata portion of the target annual bonus in effect prior to the date of termination; (3) a lump sum severance payment equal to two times the sum of (i) his base salary and (ii) an amount equal to 100 percent of the target annual bonus in effect as of the date of termination or, if greater, such target in effect immediately prior to the change in control, which will not be less than $2,000,000; and (4) continuation of life insurance and group health benefits for a two-year period.

Furthermore, Mr. Kessler's employment agreement provides that if any of the "total payments" (as such term is defined in the employment agreement) are subject to excise taxes imposed by Section 4999 of the Code, the Company will pay him an additional amount or a "gross-up payment" (as such term is defined in the employment agreement); provided, however, that if he is entitled to a "gross-up payment," but the "parachute value" (as such term is defined in the employment agreement) of the "total payments" equals or is less than 110 percent of the "safe harbor amount," as defined in the Code, (generally, the maximum amount that could be paid without triggering the excise tax), then the Company will not pay the gross-up payment and the total payments will be reduced to the extent necessary to cause the parachute value of such payments, in the aggregate, to be equal to the safe harbor amount.

All Payments made under Mr. Kessler's employment agreement will be made in accordance with Section 409A of the Code.

As a condition of receiving severance payments pursuant to his employment agreement, Mr. Kessler must execute (and not revoke) a release in favor of the Company and its affiliates, including among other things, an agreement not to sue the Company, its directors, officers and employees and its affiliates over employment-related matters. In addition, pursuant to the terms of the employment agreement, he will be subject to non-compete, non-solicitation and confidentiality provisions during the term of the agreement and for a period equal to the greater of the 12-month period following termination of employment for any reason, or the period during which he receives severance benefits.

In addition, pursuant to the terms of the Retirement Plans, the Supplemental Plan, and the 2005 LTIP, the material terms of which are described above, Mr. Kessler is entitled to certain retirement payments and accelerated vesting of outstanding equity on specified terminations of employment. Mr. Kessler would not be entitled to any payments on voluntary termination.

The following table shows the potential payments upon termination or a change in control of the company for Mr. Kessler assuming such termination occurred on December 31, 2006.

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason or Involuntary Not For Cause Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$1,638,375[1]	$0	$ 0	$ 0	$1,638,375[1]
Long-Term Incentives:					
Stock Options	$ 19,710[2]	$0	$ 946,000[2]	$ 946,000[2]	$ 946,000[2]
Restricted Shares	$ 0	$0	$ 453,960[3]	$ 453,960[3]	$ 453,960[3]
Performance-Based Restricted Shares	$2,473,500[3]	$0	$8,937,076[3]	$8,937,076[3]	$8,937,076[3]
Benefits:					
Retirement Benefits	$2,336,000[4]	$0	$3,888,000[4]	$ 0	$ 0
Health and Welfare, Life Insurance, Disability and Accident Coverage	$ 44,338[5]	$0	$ 62,007[5]	$ 0	$ 0
Cash Severance	$4,589,492[6]	$0	$3,514,350[7]	$ 334,700[8]	$ 0
Excise Tax & Gross-up	$ 0	$0	$7,014,961[9]	$ 0	$ 0

(1) Amounts represent Mr. Kessler's actual bonus for 2006 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents the difference between the closing price of Company stock on December 29, 2006 and the exercise price of the accelerated portion of stock options.

(3) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 29, 2006.

(4) Amount represents the lump sum present value of benefits payable under the Supplemental Plan. In the case of a voluntary termination for "good reason" or an involuntary termination for other than "cause" prior to a change in control, the present value is calculated based on age and service through December 31, 2006 and payable as an annuity commencing at age 55. In the case of change in control, the present value is calculated based on age and service through age 55 and payable in a lump sum. Mr. Kessler would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(5) Amounts represent the cost of providing health and welfare benefits, life insurance, and disability and accident coverage to Mr. Kessler. In the case of a voluntary termination for "good reason" or an involuntary termination for other than "cause" prior to a change in control, coverage is provided for 24 months. In the case of a voluntary termination for "good reason" or an involuntary termination for other than "cause" after a change in control, coverage is provided for 36 months.

(6) Amount represents the product of Mr. Kessler's base salary in effect on December 31, 2006 and the highest annual amount paid to him under the Company's ICP with respect to any two calendar years immediately preceding December 31, 2006, times two. This amount would be payable in 24 equal monthly installments.

(7) Amount represents the product of Mr. Kessler's base salary in effect on December 31, 2006 and the highest annual amount paid to him under the Company's ICP with respect to any three calendar years immediately preceding December 31, 2006 (provided however that the amount of ICP taken into consideration for this purpose is limited to 75% of his base salary), times three. This amount would be payable as a lump sum.

(8) Amount represents six months of base salary.

(9) Amount represents an estimate of the excise tax that would potentially become payable under Section 4999 of the Internal Revenue Code of 1986, as amended, plus the "gross-up payment" described above.

Mr. Kohlberger

Mr. Kohlberger's employment agreement provides that he will be entitled to certain severance benefits if: (1) he is dissatisfied at any time with his reporting relationship or duties or the Company breaches the employment agreement and the Company has failed to cure the situation after 15 days of receiving proper notice; (2) his employment is terminated by "mutual consent" (as defined in the employment agreement); or (3) his employment is terminated other than for "cause or disability" (each as defined in the employment agreement). The severance benefits that would be payable to Mr. Kohlberger consist principally of the continuation of his salary, the highest ICP amount payable to him and certain welfare benefits (including all life, health, medical and survivor income plans) over a period of three years from the date of his termination of employment. The employment agreement provides for the reduction of welfare benefits to the extent that comparable benefits are provided to Mr. Kohlberger by a new employer. In addition, the employment agreement provides that under the Supplemental Plan, in the event of death, disability or retirement he will be deemed to have accrued the number of months of age and service credits as if he had continued employment through his 65th birthday. The Company is also required to pay up to $100,000 in legal fees relating to a termination of his employment other than for cause, disability or by mutual consent. Pursuant to the employment agreement, Mr. Kohlberger has agreed not to engage in "competitive activity" (as defined in the employment agreement) during any period for which he is entitled to severance or welfare benefit continuation. The Company is also party to a separate change in control severance agreement with Mr. Kohlberger, which was entered into on October 27, 1986, which sets forth the benefits to be paid upon certain terminations of employment following a change in control of the Company. The initial term of this agreement is three years and is generally automatically extended every year. In addition, this agreement expires no earlier than two years following a change in control. If the Company terminates Mr. Kohlberger's employment within the two-year period following a change in control for any reason other than death, "disability" or "cause" or if he terminates his employment for "good reason" (as such terms are defined in the agreement), he is entitled to benefits consisting of a lump-sum severance payment equal to three times the sum of his base salary and the highest ICP payment made to him in any of the preceding three years, provided that such ICP amount is capped at 75 percent of base salary for this purpose. This agreement is separate from the employment agreement.

In addition, pursuant to the terms of the Retirement Plans, the Supplemental Plan, and the 2005 LTIP, the material terms of which are described above, Mr. Kohlberger is entitled to certain retirement payments and accelerated vesting of outstanding equity on specified terminations of employment.

The following table shows the potential payments upon termination or a change in control of the Company for Mr. Kohlberger assuming such termination occurred on December 31, 2006.

Executive Benefit and Payments Upon Separation	Early Retirement	Voluntary for Good Reason or Involuntary Not For Cause Termination[10]	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)[10]	Disability	Death
Short-Term Incentive:						
Incentive Compensation Plan (ICP)	$1,084,419[1]	$ 0	$0	$ 0	$ 0	$1,084,419[1]
Long-Term Incentives:						
Restricted Shares	$ 256,080[2]	$ 0	$0	$ 256,080[2]	$ 256,080[2]	$ 256,080[2]
Performance-Based Restricted Shares	$1,169,871[2]	$ 0	$0	$1,720,741[2]	$1,720,741[2]	$1,720,741[2]
Benefits:						
Retirement Benefits	$1,014,000[3]	$1,014,000[3]	$0	$1,190,000[3]	$1,014,000[3]	$1,014,000[3]
Health and Welfare Benefits, Life Insurance, Disability, Accident and Survivor Income Plan Coverage, Legal Fees	$ 0	$ 154,206[4]	$0	$ 60,024[5]	$ 0	$ 0
Cash Severance	$ 0	$4,297,284[6]	$0	$2,480,625[7]	$3,473,958[8]	$3,473,958[8]
Excise Tax & Gross-up	$ 0	$ 0	$0	$1,560,951[9]	$ 0	$ 0

(1) Amounts represent Mr. Kohlberger's actual bonus for 2006 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 29, 2006.

(3) Amount represents the present value of benefits payable under the Supplemental Plan calculated based on age and service credit to age 65, payable as a lump sum in the case of a change in control and as an annuity in all other cases. Mr. Kohlberger would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(4) Amount represents the cost of health and welfare benefits, life insurance and survivor income plan coverage for 29 months (the remaining term of Mr. Kohlberger's contract), plus up to $100,000 in legal fees.

(5) Amount represents the cost of health and welfare benefits, life insurance, disability and accident coverage for 36 months.

(6) Amount represents the product of Mr. Kohlberger's base salary in effect on December 31, 2006 and the highest amount paid to him under the Company's ICP, times three. This amount would be payable in bi-weekly installments over 36 months.

(7) Amount represents the product of Mr. Kohlberger's base salary in effect on December 31, 2006 and the highest annual amount paid to him under the Company's ICP with respect to any three calendar years immediately preceding December 31, 2006 (provided however that the amount of ICP taken into consideration for this purpose is limited to 75% of his base salary), times three. This amount would be payable in a lump sum.

(8) Amount represents an amount equal to the sum of Mr. Kohlberger's base salary and annual target in effect under the ICP on December 31, 2006, divided by 12 and multiplied by 29 (the remaining term of Mr. Kohlberger's contract).

(9) Amount represents an estimate of the excise tax that would potentially become payable under Section 4999 of the Internal Revenue Code of 1986, as amended, plus the "gross-up payment" described above.

(10) Amounts payable under the employment agreement are independent of the amounts payable under the change in control severance agreement described on page 39.

Messrs. D'Alessandro and Butler

The Company is party to agreements (individually a "Severance Agreement" and collectively, the "Severance Agreements") with Robert T. D'Alessandro, Senior Vice President and Chief Financial Officer of the Company and Daniel W. Butler, President of U.S. Smokeless Tobacco Company ("USSTC") (collectively, the "Executives"), effective June 23, 2006, which supercede any and all previous agreements between the Company and each of the Executives, relating to benefits payable upon certain terminations of employment either prior to, in anticipation or contemplation of, or following a change in control of the Company (collectively, the "Prior Agreements"). The Severance Agreements provide the Executives with severance payments and benefits in the event that their employment is terminated under certain circumstances, as described in more detail below. The Severance Agreements will continue for a period of three years, but in no event will the term of the Severance Agreements be less than two years following a "change in control" of the Company (as defined in the Severance Agreements), if a change in control occurs during the three-year term.

Under the Severance Agreements, if the Executives' employment is terminated by the Company or by USSTC in the case of Mr. Butler, prior to a change in control of the Company, without cause or by the Executives for "good reason" (as defined in the Severance Agreements), the Executives will be entitled to receive the following severance payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata bonus under the Company's ICP for the year of termination; (3) severance payments equal to two times the sum of (i) the Executives' base salaries and (ii) an amount equal to 75 percent of the target bonus in effect as of the date of termination; and (4) continuation of life insurance and group health benefits for a two-year period. The Severance Agreement also provides that Mr. D'Alessandro will be deemed to be a participant in the Supplemental Plan, regardless of his age and years of service at termination, but that the benefits due under the Supplemental Plan or any other retirement plans will become payable at the time and in the form permitted under the Supplemental Plan and such other retirement plans.

In addition, the Severance Agreements provide that, in the event termination of the Executives' employment occurs on, in anticipation or contemplation of, or following a change in control of the Company, in lieu of the above, the Executives will be entitled to the following payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata portion of the target annual bonus in effect prior to the date of termination; (3) a lump sum severance payment equal to two times the sum of (i) the Executives' base salaries and (ii) an amount equal to 100 percent of the actual target annual bonus in effect as of the date of termination or, if greater, such target in effect immediately prior to the change in control; and (4) continuation of life insurance and group health benefits for a two-year period.

Furthermore, the Severance Agreements provide that if any of the "total payments" (as defined in the Severance Agreements) are subject to excise taxes imposed by Section 4999 of the Code, the Company will pay to the Executives an additional amount or a gross-up payment such that the net amount retained by the Executives, after deduction of any excise tax on the total payments and any federal, state and local income and employment taxes and excise tax on the gross-up payment, is equal to the total payments. Notwithstanding the foregoing, if the Executives are entitled to the gross-up payment, but the "parachute value" (as defined in the Severance Agreements) of the "total payments" equals or is less than 110 percent of the "safe harbor amount", as defined in the Code, (generally, the maximum amount that could be paid without triggering the excise tax), then the Company will not pay the gross-up payment to the Executives and the total payments will be reduced to the extent necessary to cause the parachute value of such payments, in the aggregate, to be equal to the safe harbor amount.

All Payments made to the Executives under the Severance Agreements will be made in accordance with Section 409A of the Code.

As a condition of receiving severance payments pursuant to the Severance Agreements, each of the Executives must execute (and not revoke) a release in favor of the Company and its affiliates, including among other things, an agreement not to sue the Company, its directors, officers and employees and its affiliates over employment-related matters. In addition, the Executives have agreed to be subject to non-compete, non-solicitation and confidentiality provisions during the term of the Severance Agreements and for a period equal to the greater of the 12-month period following termination of employment for any reason, or the period during which the Executives receive severance payments.

In addition, pursuant to the terms of the Retirement Plans, the Supplemental Plan, and the 2005 LTIP, the material terms of which are described above, the Executives are entitled to certain retirement payments and accelerated vesting of outstanding equity on specified terminations of employment.

The following tables show potential payments upon termination or a change in control of the Company for Messrs. D'Alessandro and Butler assuming such terminations occurred on December 31, 2006.

Mr. D'Alessandro:

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$1,055,469[1]	$0	$ 965,000[2]	$ 0	$1,055,469[1]
Long-Term Incentives:					
Restricted Shares	$ 0	$0	$ 325,920[3]	$ 325,920[3]	$ 325,920[3]
Performance-Based Restricted Shares	$ 0	$0	$1,989,683[3]	$1,989,683[3]	$1,989,683[3]
Benefits:					
Retirement Benefits	$1,796,000[4]	$0	$2,270,000[4]	$ 0	$ 0
Health and Welfare and Life Insurance Coverage	$ 38,812[5]	$0	$ 38,812[5]	$ 0	$ 0
Cash Severance	$2,392,500[6]	$0	$2,875,000[7]	$ 236,250[8]	$ 0

(1) Amounts represent Mr. D'Alessandro's actual bonus for 2006 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents Mr. D'Alessandro's target bonus.

(3) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 29, 2006.

(4) Amount represents the lump sum present value of benefits payable under the Supplemental Plan. In the case of a voluntary termination for "good reason" or an involuntary termination for other than "cause" prior to a change in control, the present value is calculated based on age and service through December 31, 2006 and payable as an annuity commencing at age 55. In the case of change in control, the present value is calculated based on age and service through age 55 and payable in a lump sum. Mr. D'Alessandro would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(5) Amounts represent the cost of providing health and welfare benefits and life insurance coverage to Mr. D'Alessandro for a period of 24 months.

(6) Amount represents the product of Mr. D'Alessandro's base salary in effect on December 31, 2006 and 75% of his target under the Company's ICP, times two. This amount would be payable in 24 equal monthly installments.

(7) Amount represents the product of Mr. D'Alessandro's base salary in effect on December 31, 2006 and 100% of his target under the Company's ICP, times two. This amount would be payable in a lump sum.

(8) Amount represents six months of base salary.

Mr. Butler:

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$ 764,575[1]	$0	$ 700,000[2]	$ 0	$ 764,575[1]
Long-Term Incentives:					
Stock Options	$ 0	$0	$ 992,500[3]	$ 992,500[3]	$ 992,500[3]
Restricted Shares	$ 0	$0	$ 116,400[4]	$ 116,400[4]	$ 116,400[4]
Performance-Based Restricted Shares	$ 0	$0	$2,877,757[4]	$2,877,757[4]	$2,877,757[4]
Benefits:					
Retirement Benefits	$ 0	$0	$2,720,000[5]	$ 0	$ 0
Health and Welfare and Life Insurance Coverage	$ 38,736[6]	$0	$ 38,736[6]	$ 0	$ 0
Cash Severance	$1,970,000[7]	$0	$2,320,000[8]	$ 230,000[9]	$ 0
Excise Tax & Gross-up	$ 0	$0	$3,483,015[10]	$ 0	$ 0

(1) Amounts represent Mr. Butler's actual bonus for 2006 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents Mr. Butler's target bonus.

(3) Amount represents the difference between the closing price of Company stock on December 29, 2006 and the exercise price of the accelerated portion of stock options.

(4) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 29, 2006.

(5) Amount represents the lump sum present value of benefits payable under the Supplemental Plan. Mr. Butler would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(6) Amounts represent the cost of providing health and welfare benefits and life insurance coverage to Mr. Butler for a period of 24 months.

(7) Amount represents the product of Mr. Butler's base salary in effect on December 31, 2006 and 75% of his target under the Company's ICP, times two. This amount would be payable in 24 equal monthly installments.

(8) Amount represents the product of Mr. Butler's base salary in effect on December 31, 2006 and 100% of his target under the Company's ICP, times two. This amount would be payable in a lump sum

(9) Amount represents six months of base salary.

(10) Amount represents an estimate of the excise tax that would potentially become payable under Section 4999 of the Internal Revenue Code of 1986, as amended, plus the "gross-up payment" described above.

Compensation of Directors

Because of the challenges associated with attracting and retaining qualified independent, non-management directors to serve on the Board of Directors of companies in our industry, the Company's philosophy is to set non-management director annual compensation at the 75th percentile of the comparator group companies listed in the Compensation Discussion and Analysis. The non-management director compensation program was significantly amended during 2005 to more closely align the program with best practices identified in the Report of the National Association of Corporate Directors Blue Ribbon Commission on Director Compensation (the "NACD Blue Ribbon Report"). In accordance with the best practices recognized in the NACD Blue Ribbon Report, the Company's non-management director compensation is focused on equity and cash and, as described below, the UST Inc. Nonemployee Directors' Retirement Plan was closed to new participants effective March 1, 2005.

Under the current non-management director compensation program, such directors receive a monthly cash retainer of approximately $6,420 ($77,000 annually) and an annual award on the first business day following each annual meeting, with a dollar value at the date of grant of $75,000, that is paid in shares of Common Stock under the 2005 LTIP in accordance with the non-management directors' deferral elections. The chairs of the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee also receive an annual fee of $10,000, $7,000 and $7,000, respectively. Non-management directors are reimbursed for reasonable expenses they incur in connection with the performance of their services to the Company as members of the Board and its committees. Non-management directors are also awarded, under the 2005 LTIP, 50 shares of Common Stock for each meeting of the Board attended and 40 shares of Common stock for each Board committee meeting attended. Once awarded, dividends on these shares are paid to non-management directors and all shares may be voted. Employee directors receive no additional compensation for their services as directors.

Effective January 1, 2007, Mr. Gierer, the Company's non-executive Chairman of the Board, began receiving total annual cash compensation in the amount of $350,000, in lieu of the aforementioned compensation arrangements applicable to non-management directors and in light of his significant equity holdings in the Company. This total annual compensation reflects Mr. Gierer's knowledge of the Company and its businesses and takes into consideration the additional time and commitment attendant to the duties of the position of non-executive Chairman. These compensation arrangements for Mr. Gierer as non-executive Chairman were developed with the assistance of the Compensation Committee's independent consulting firm, the Cook Firm. Mr. Gierer will not receive any other compensation with respect to his duties as non-executive Chairman of the Board.

Prior to May 3, 2005, the Company maintained the UST Inc. Nonemployee Directors' Restricted Stock Award Plan (the "Directors' Restricted Stock Plan"). The Directors' Restricted Stock Plan provided for the automatic award to each non-management director of 50 shares of restricted stock for each meeting of the Board attended and 40 shares of restricted stock for each Board committee meeting attended. The shares of restricted stock awarded under the Directors' Restricted Stock Plan vest on the third anniversary of the grant date. Once awarded and during the vesting period, dividends on restricted shares were paid to non-management directors and all shares could be voted; however, ownership could not be transferred until service on the Board terminated. Unvested shares granted under the Directors' Restricted Stock Plan are forfeited in the event of a voluntary resignation or refusal to stand for reelection, but vesting is accelerated in the event of change in control, death, disability or retirement from service as defined in the Directors' Restricted Stock Plan. Upon stockholder approval of the 2005 LTIP, the Directors' Restricted Stock Plan was replaced by the 2005 LTIP.

Pursuant to guidelines adopted by the Board, non-management directors are required to hold Common Stock with an aggregate value of five times the annual cash retainer amount (Common Stock with a total value of $385,000). Effective April 5, 2005, under the UST Inc. Director Deferral Program, non-management directors who have met their holding requirements may elect to defer up to 100 percent of their annual 2005 LTIP stock awards. Annual stock awards made to non-management directors who have *not* met the holding requirement with respect to the Common Stock are deferred automatically under the UST Inc. Directors' Deferral Program to the extent that such holding requirements have not been met. The deferred portion of any annual stock award will be denominated in phantom shares and issued in shares of Common Stock as soon as practicable after the earliest occurring payout event, including a non-management director's separation from service, disability, death, change in control or a qualified hardship (in each case as defined in Section 409A of the Code).

The Company also maintains the UST Inc. Nonemployee Directors' Retirement Plan (the "Directors' Retirement Plan), a nonqualified, non-funded plan that applies to non-management directors (who are not former employees of the Company), whose service as such includes periods beginning on or after January 1, 1988, and whose service equals or exceeds 36 months. Under the terms of the Directors' Retirement Plan, an eligible director will receive one-twelfth of 75 percent of his or her highest annual compensation (including the cash

PROXY

retainer, committee chair fees and the value of all restricted stock and Common Stock awards paid for Board and Board committee meeting fees) each month, beginning at age 65 (or such later date upon which occurs his or her termination of service to the Board) and continuing over a period equal to the shorter of his or her period of service or 120 months. The Directors' Retirement Plan also provides for payment of these benefits to a deceased director's spouse in the event of a director's death either prior to or subsequent to a director's cessation of service. As of March 1, 2005, the Directors' Retirement Plan was closed to new non-management directors first elected to the Board after such date.

In addition, prior to March 1, 2005, the Company maintained the UST Inc. Directors' Supplemental Medical Plan (the "Directors' Medical Plan"), a self-insured medical reimbursement plan that applies to non-management members of the Board who are not former employees. The Directors' Medical Plan provided for an additional $7,500 of annual coverage for each participant for reasonable, medically-related expenses above the participant's basic medical plan coverage. The Company also made available to the non-management directors up to $12,500 annually in tax and financial planning services. After retirement from the Board, the Directors' Medical Plan and financial planning services continued for a period equal to the retired director's period of service on the Board, except that the financial planning services were provided in the amount of $6,500 annually. The Board determined to discontinue the Directors' Medical Plan and the provision for tax and financial planning reimbursements as of March 1, 2005, except for Mr. Edward H. DeHority, Jr. who was eligible to retire on that date. Upon his retirement in May 2006, Mr. DeHority's period of coverage and eligibility related to these benefits commenced. Non-management directors will continue to be covered under the Company's group life insurance, accidental death and dismemberment and business travel accident plans during their period of service. Non-management directors can also elect coverage under the Company's medical plans provided that they pay the full per capita cost of such coverage. The Company does not provide any perquisites to non-management directors other than an annual wine allowance of up to $5,000 to foster use of the Company's wine products at events supported by such directors.

DIRECTOR COMPENSATION — Year Ended December 31, 2006

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][6] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
John D. Barr	77,000	145,033	—	—	72,417	—	294,450
John P. Clancey	81,666	180,512	—	—	94,100	—	356,278
Edward H. DeHority, Jr.[3]	28,000	79,854	—	—	—	—	107,854
Patricia Diaz Dennis	77,000	177,424	—	—	76,555	—	330,979
Joseph E. Heid	87,000	191,748	—	—	95,518	—	374,266
Patrick J. Mannelly	77,000	142,612	—	—	—	—	219,612
Peter J. Neff	84,000	161,349	—	—	70,150	—	315,499
Andrew J. Parsons	77,000	152,329	—	—	—	—	229,329
Ronald J. Rossi	77,000	185,480	—	—	122,567	—	385,047

(1) Amounts in this column include all cash compensation paid to each non-management director during the year ended December 31, 2006. Each non-management director receives a monthly cash retainer of approximately $6,420 (or $77,000 annually). In addition, the Company pays annual committee chair fees of $10,000 to the Audit Committee chair (Mr. Heid), $7,000 each to the Compensation Committee chair (Mr. Neff) and the Nominating and Corporate Governance Committee chair (Mr. DeHority from January 2006 through his retirement in May 2006 and Mr. Clancey for the remainder of the year). The committee chair fees are also paid monthly.

(2) Amounts reflect the compensation expense recognized in the Company's financial statements in 2006 for non-management director stock-based awards granted in and before 2006, in accordance with SFAS No. 123(R). As such, these amounts do not correspond to the compensation actually realized by each director for the period. See Note 12 — *Share-Based Compensation* to the Company's December 31, 2006 consolidated financial statements in its Annual Report on Form 10-K for further information on the

assumptions used to value shares of restricted stock and common stock granted to non-management directors.

On the first business day following the UST Inc. Annual Meeting of Stockholders, each non-management director receives a grant of UST Inc. common stock with a grant date fair value of $75,000. As such, the number of shares awarded varies depending upon the market price of the Company's stock on the grant date. In 2006, in connection with this annual award, each director was awarded 1,693 shares. This column includes the compensation expense associated with annual awards deferred under the UST Inc. Director Deferral Program. In addition, non-management directors are awarded 50 shares and 40 shares of Company common stock for each meeting of the Board attended and each Board committee meeting attended, respectively. In 2006, the following meetings were held: Audit Committee (12), Compensation Committee (9), Nominating and Corporate Governance Committee (8), Strategic Review Committee (8), and Board of Directors (11).

There were a total of 9,610 restricted shares outstanding at December 31, 2006 with an aggregate grant date fair value of $417,081, the last of which will vest in April 2008. In addition, as of December 31, 2006, there were 23,727 shares, which directors have elected to defer under the UST Inc. Director Deferral Program, with an aggregate grant date fair value of $1,068,071. The grant date fair value of stock awards is calculated based on the average high and low market price of the Company's common stock on the date of grant. See footnote (6) for the outstanding equity awards held by each non-management director.

(3) Mr. DeHority retired in May 2006, and, upon his retirement began to receive pension benefits under the UST Inc. Nonemployee Directors' Retirement Plan (the "Nonemployee Directors' Retirement Plan"). Under the terms of the Nonemployee Directors' Retirement Plan, Mr. DeHority will continue to receive monthly payments under this plan for a period equal to 120 months.

(4) Amounts reflect the aggregate increase in the actuarial present value of the accumulated benefit for each non-management director that is eligible to participate in the UST Inc. Nonemployee Directors' Retirement Plan. The calculated increase in the accumulated benefit was computed using the same measurement date and assumptions used for the Company's December 31, 2006 financial statements and footnote disclosures, assuming normal retirement age and current compensation levels. See Note 14 — *Employee Benefit and Compensation Plans* to the Company's December 31, 2006 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used. This column includes amounts which the non-management director may not become entitled to receive because such amounts are not yet vested. As this plan was closed to non-management directors first elected to the Board after March 1, 2005, there are no amounts attributed to Messrs. Parsons or Mannelly.

(5) Total perquisites for each non-management director do not exceed $5,000 and the annual imputed income for group term life insurance provided by the Company to each director is $67.

(6) Outstanding equity awards, by non-management director:

Name	Outstanding Shares of Restricted Stock (#)	Aggregate Grant Date Fair Market Value ($) — Restricted Stock	Options Outstanding (#)	Aggregate Grant Date Fair Market Value ($) — Options Outstanding
John D. Barr	1,250	53,242	2,785	14,068
John P. Clancey	1,700	72,750	10,285	59,743
Edward H. DeHority, Jr.	—	—	17,285	69,588
Patricia Diaz Dennis	1,860	80,872	4,285	21,253
Joseph E. Heid	2,070	88,880	1,285	8,263
Patrick J. Mannelly	—	—	—	—
Peter J. Neff	1,420	60,899	5,785	32,803
Andrew J. Parsons	—	—	—	—
Ronald J. Rossi	1,310	60,438	1,285	8,263

REPORT OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") oversees on behalf of the Board (1) the integrity of the Company's financial statements and financial reporting processes, as well as the integrity of the Company's systems of internal accounting and financial controls; (2) the Company's compliance with legal and regulatory requirements; (3) the qualifications, independence and performance of the Company's independent auditors; and 4) the performance of the Company's internal audit function.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2006.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under auditing standards generally accepted in the United States. In addition, the Committee has reviewed and discussed the independent auditors' independence including the matters in the written disclosures required by the Independence Standards Board; discussed with the independent auditors matters required by the Statement on Auditing Standards 90, "Audit Committee Communications;" and has considered the compatibility of permitted non-audit services performed by the auditors with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In addition, the Committee reviewed and discussed with the independent auditors the report concerning the firm's internal quality control procedures.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the SEC. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

February 21, 2007

Audit Committee

Joseph E. Heid, Chairman
Patricia Diaz Dennis
Patrick J. Mannelly
Andrew J. Parsons
Ronald J. Rossi

Audit and Non-Audit Fees

The aggregate fees billed for professional services provided to the Company by Ernst & Young LLP ("Ernst & Young"), the Company's independent auditors, for the fiscal years ended December 31, 2006 and December 31, 2005 were as follows:

	2006	2005
Audit Fees	**$1,751,000**	$1,660,000
Audit-Related Fees	**163,000**	143,000
Tax Fees	**119,000**	24,000
All Other Fees	**-0-**	-0-
Total	**$2,033,000**	$1,827,000

Audit Fees represent fees for professional services performed in connection with the audit of the Company's annual financial statements, including attestation on the Company's internal control over financial reporting, and the review of the Company's quarterly reports on Form 10-Q filed with the SEC.

Audit-Related Fees were primarily for services related to employee benefit plan audits.

Tax Fees were primarily for professional services performed with respect to tax compliance and tax consulting.

The Audit Committee had considered and determined that the performance of those services other than audit services would not impair Ernst & Young's independence.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year's audit, management will submit a list of services and related fees expected to be rendered during the year in each of four categories of services to the Audit Committee for approval. The Audit Committee pre-approves auditor services within each category. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. In accordance with its policy, the Audit Committee has delegated pre-approval authority for audit and non-audit services to Mr. Heid and Mr. Parsons, provided that the estimated fee for any services pre-approved during any period occurring between meetings of the Audit Committee does not exceed $200,000. The members to whom such authority has been delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Indebtedness of Management

Since January 1, 2006, none of the Company's directors, executive officers, nominees for election as directors or certain relatives or associates of such persons has been indebted to the Company in an aggregate amount in excess of $120,000 except as noted in the table below, which represents unpaid balances on loans made pursuant to stock option exercises under the terms of the UST Inc. 1992 Stock Option Plan, as previously approved by stockholders and which has expired with respect to the grant of options. Unpaid balances on such loans are secured by the pledging of the shares with the Company and by the optionee's personal installment promissory note bearing interest at the applicable federal rate in effect under the Internal Revenue Code of 1986, as amended, on the date the loan is made. No new loans have been made to the Company's directors or executive officers on or after July 30, 2002 nor have the loans existing on or prior to July 30, 2002 been modified or renewed.

Name & Principal Position	Largest Aggregate Indebtedness during 2006[1]	Indebtedness as of February 14, 2007[1]
Vincent A. Gierer, Jr. Chairman of the Board	$ -0-	$ -0-
Murray S. Kessler President and Chief Executive Officer	134,336	98,984
Robert T. D'Alessandro Senior Vice President and Chief Financial Officer	455,292	347,576
Richard A. Kohlberger Senior Vice President, General Counsel and Chief Administrative Officer	196,596	145,203
Daniel W. Butler President, U.S. Smokeless Tobacco Company	-0-	-0-

(1) Interest rates on loans range from approximately 4 percent to 6 percent.

Policy Governing Related Party Transactions

In recognition of the fact that transactions involving related parties can present potential or actual conflicts of interest or create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders, the Board has adopted a written policy, which provides for the review and approval (or, if completed, ratification) by the Audit Committee (or, in certain circumstances, the Chair of the Audit Committee) of all transactions involving the Company in which a related party is known to have a direct or indirect interest, including transactions required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC. For purposes of this policy, a related party includes: (i) any director or executive officer of the Company or a nominee to become a director of the Company, (ii) any known beneficial owner of more than 5 percent of any class of the Company's voting securities, (iii) any immediate family member of any of the foregoing, or (iv) any firm, corporation or other entity in which any of the foregoing persons holds certain positions, or in which such person (together with certain other persons affiliated with the Company) is known to have a 10 percent or greater beneficial ownership interest. Such transactions may be pursued only if the Audit Committee believes, after considering the matter in good faith, that they are in, or are not inconsistent with, the best interests of the Company and its stockholders. Where it is not practicable or desirable to wait for the next meeting of the Audit Committee, the Chair of the Audit Committee is authorized to review the proposed transaction. In such instance, the Chair is required to report on any such transaction to the Audit Committee at its next scheduled meeting.

A copy of the foregoing Policy and Procedures with Respect to Related Person Transactions is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Related Person Transactions Policy."

Proposal No. 3

Selection of Independent Auditors

A Proposal to Ratify the Appointment of Independent Auditors of the Accounts of the Company and its Consolidated Subsidiaries for the Year 2007

The Audit Committee has selected the firm of Ernst & Young LLP ("Ernst & Young"), Certified Public Accountants, as independent auditors of the accounts of the Company and its consolidated subsidiaries for the year 2007. Ernst & Young has been serving the Company and its subsidiaries in this capacity for many years. The Audit Committee's selection was made in accordance with its charter.

Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if so desired and will be available to respond to appropriate questions.

Ratification of the selection of the Company's independent auditors is not required by any statute or regulation to which the Company is subject or by the Company's By-Laws. If the stockholders do not ratify the selection of Ernst & Young, the appointment of the independent auditors may be reconsidered by the Audit Committee.

The following resolution will be offered at the meeting:

> "*RESOLVED*, that the selection, by the Audit Committee of the Board of Directors of the Company, of Ernst & Young LLP as independent auditors of the accounts of the Company and its consolidated subsidiaries for the year 2007 be, and it hereby is, ratified, confirmed and approved by the stockholders of the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE FOREGOING RESOLUTION (Proposal No. 3). Your appointed proxies will vote your shares **FOR** Proposal No. 3, unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of the outstanding shares of Common Stock present in person or by proxy is required to adopt this proposal. In accordance with Delaware law, abstentions will, while broker non-votes will not, be treated as present for purposes of the preceding sentence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires the Company's directors and officers, including executive officers, and persons who own more than 10 percent of common stock, to file with the SEC and the NYSE initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock. Such persons are also required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during 2006, all Section 16(a) filing requirements applicable to such individuals were complied with in a timely manner except for Mr. Patrick J. Mannelly, whose Form 4 reporting a purchase of 5,700 shares of Common Stock made on February 6, 2006 was inadvertently filed late due to an administrative error made by the Company.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information, per Schedule 13Gs as of December 31, 2006, regarding all persons which, to the knowledge of the Company, beneficially own 5 percent or more of the outstanding Common Stock.

Name and Address	Shares	Percentage of Outstanding
Capital Research and Management Company[(1)] 333 South Hope Street Los Angeles, CA 90071	13,583,900	8.4%
Dreman Value Management LLC[(2)] Harborside Financial Center Plaza 10, Suite 800 Jersey City, NJ 07311	12,187,165	7.57%
Bank of America Corporation[(3)] Bank of America Corporate Center 100 North Tryon Street, Floor 25 Charlotte, NC 28255	8,512,399	5.29%

(1) Information obtained from Schedule 13G/A dated as of February 7, 2007 and jointly filed by Capital Research and Management Company and Capital Income Builder, Inc. (collectively, the "Capital Research and Management Entities"). The Capital Research and Management Entities reported that Capital Research and Management Company had sole voting power over 8,833,900 shares, and sole dispositive power over 13,583,900 shares and that Capital Income Builder, Inc. did not have sole or shared voting or dispositive power over any of the shares.

(2) Information obtained from Schedule 13G/A dated as of February 13, 2007 and filed by Dreman Value Management LLC ("Dreman"). Dreman reported sole voting power over 12,187,165 shares and sole dispositive power over 12,187,165 shares.

(3) Information obtained from Schedule 13G dated as of February 7, 2007 and jointly filed by Bank of America Corporation, NB Holdings Corporation, Bank of America, National Association, Banc of America Securities Holdings Corporation, Banc of America Securities LLC, Banc of America Investment Advisors, Inc., Columbia Management Group, LLC and Columbia Management Advisors, LLC (collectively, the "Bank of America Entities"). The total in the table reflects the combined ownership of the Bank of America Entities. The Schedule 13G reported the following: (i) Bank of America Corporation and NB Holdings Corporation each had shared voting power with respect to 8,512,388 shares and shared dispositive power with respect to 8,505,057 shares; (ii) Bank of America, National Association has sole voting power over 7,876,381 shares, shared voting power with respect to 577,120 shares, sole dispositive power over 7,854,751 shares and shared dispositive power with respect to 591,419 shares; (iii) Columbia Management Group, LLC had shared voting power and shared dispositive power with respect to 223,593 shares; (iv) Columbia Management Advisors, LLC had sole voting power and sole dispositive power over 223,593 shares; (v) Banc of America Securities Holdings Corporation had shared voting power and shared

dispositive power with respect to 58,887 shares; (vi) Banc of America Securities LLC had sole voting power and sole dispositive power over 58,887 shares; and (vii) Banc of America Investment Advisors, Inc. had shared voting power and shared dispositive power with respect to 295,190 shares.

INFORMATION RESPECTING PROXIES

Your shares are registered in the name and manner shown on the enclosed form of proxy. Please sign the proxy in the same manner. It is not necessary for you to indicate the number of shares you hold.

Expenses incurred in connection with the solicitation of proxies for the Annual Meeting will be borne by the Company. In addition to solicitation by mail, arrangements may be made pursuant to which brokers, bank nominees and other institutional holders of record will distribute at the Company's expense proxies and proxy material to the appropriate beneficial owners, and assistance in the solicitation of proxies from such holders of record will be rendered by Georgeson Inc., New York, New York, for a fee of approximately $21,000.

OTHER BUSINESS

As of March 1, 2007, the Board knows of no other business which will come before the meeting. If any other business shall properly come before the meeting, including any proposal submitted by a stockholder which was omitted from this Proxy Statement in accordance with the applicable provisions of the federal securities laws, your authorized proxies will vote thereon in accordance with their best judgment.

2008 ANNUAL MEETING OF STOCKHOLDERS

If a stockholder wishes to submit a proposal for inclusion in the Proxy Statement prepared for the 2008 Annual Meeting of Stockholders, such proposal must be received by the Secretary at the Company's office no later than November 23, 2007.

In addition, the By-Laws provide that only such business as is properly brought before the Annual Meeting will be conducted. For business to be properly brought before the meeting or nominations to be properly made at the Annual Meeting by a stockholder, written notice must be received by the Secretary not less than 90 days prior to the anniversary date of the immediately preceding Annual Meeting and such notice must contain the information listed under the caption "Director Nomination Procedures" on page 11 of this proxy statement. Accordingly, if a stockholder intends to present a matter at the 2008 Annual Meeting of Stockholders, notice of such must be received by the Secretary at the Company's office no later than February 1, 2008. Notice must be received by such date if the matter is to be considered "timely" under Rule 14a-4(c) of the Securities Exchange Act. A copy of the By-Laws may be obtained by writing to the Secretary.

By order of the Board of Directors,

MARIA R. SHARPE
Senior Vice President and Secretary

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APPENDIX A

Current Version of Article Sixth of the Restated Certificate of Incorporation of UST Inc.

SIXTH: The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The number of directors shall be fixed by, or in the manner provided in, the By-Laws of the Corporation. The directors shall be divided into three classes, each class to consist, as nearly as possible, of one third of the total number of directors constituting the entire Board of Directors. The Sole Incorporator shall elect one class of directors for a term of office to expire at the first annual meeting of stockholders occurring after the formation of the Corporation, one class of directors for a term of office to expire at the second annual meeting of stockholders occurring after the formation of the Corporation, and one class of directors for a term of office to expire at the third annual meeting of stockholders occurring after the formation of the Corporation. At each annual meeting of stockholders successors to the class of directors whose term expires at that annual meeting shall be elected for a three year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes by the Board of Directors in any manner which they may choose which maintains the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Each director shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Any vacancy on the Board of Directors, whether resulting from an increase in the number of directors or otherwise, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the instrument creating such class or series of Preferred Stock, and such directors so elected shall not be divided into classes pursuant to this Article Sixth unless expressly provided by such terms.

Directors shall be elected by a plurality of the votes cast for each directorship. Election of directors need not be by written ballot except as otherwise provided in the By-Laws of the Corporation.

Proposed Version of Article Sixth of the Restated Certificate of Incorporation of UST Inc.

If Proposal No. 1 is approved by stockholders, Article Sixth of the Restated Certificate of Incorporation will be amended as follows:

SIXTH: The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The number of directors shall be fixed by, or in the manner provided in, the By-Laws of the Corporation. The term of office of all directors shall expire at the 2007 annual meeting of stockholders. Beginning with the 2007 annual meeting of stockholders and at each succeeding annual meeting of stockholders, all directors shall be elected for a one-year term expiring at the next succeeding annual meeting of stockholders. Any vacancy on the Board of Directors, whether resulting from an increase in the number of directors or otherwise, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall serve until the next annual meeting of stockholders. In all instances, each director elected or appointed shall hold office until his successor is elected and qualified or until his earlier resignation or removal. No decrease in the numbers of authorized directors constituting the entire Board of Directors shall shorten the term of any incumbent director.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the instrument creating such class or series of Preferred Stock.

Directors shall be elected by a plurality of the votes cast for each directorship. Election of directors need not be by written ballot except as otherwise provided in the By-Laws of the Corporation.

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UST Inc. 2006 Form 10-K

10K

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FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 0-17506

UST Inc.

(Exact name of registrant as specified in its charter)

Delaware	**06-1193986**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 West Putnam Avenue Greenwich, Connecticut	**06830**
(Address of principal executive offices)	(Zip Code)

(203) 661-1100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock — $.50 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2006, the aggregate market value of Registrant's Common Stock, $.50 par value, held by non-affiliates of Registrant (which for this purpose does not include directors or officers) was $7,192,463,311.

As of February 14, 2007, there were 160,623,408 shares of Registrant's Common Stock, $.50 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain pages of the Registrant's 2007 Notice of Annual Meeting and Proxy Statement	Part III

FORM 10-K
TABLE OF CONTENTS

PART I

Item 1 — Business

General

UST Inc. was formed on December 23, 1986 as a Delaware corporation to serve as a new publicly-held holding company for United States Tobacco Company ("USTC"), which was formed in 1911. Pursuant to a reorganization approved by stockholders at the 1987 Annual Meeting, USTC became a wholly-owned subsidiary of UST Inc. on May 5, 1987, and UST Inc. continued in existence as a holding company. Effective January 1, 2001, USTC changed its name to U.S. Smokeless Tobacco Company ("USSTC"). UST Inc., through its direct and indirect subsidiaries (collectively "Registrant" or the "Company" unless the context otherwise requires), is engaged in the manufacturing and marketing of consumer products in the following business segments:

Smokeless Tobacco Products: The Company's primary activities are the manufacturing and marketing of smokeless tobacco products.

Wine: The Company produces and markets premium varietal and blended wines, and imports and distributes wines from Italy.

All Other Operations: The Company's international operations, which market moist smokeless tobacco, are included in all other operations.

Available Information

The Company's website address is www.ustinc.com. The Company makes available free of charge through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). A free copy of these materials can also be requested via correspondence addressed to the Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830. The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC.

Operating Segment Data

The Company hereby incorporates by reference the consolidated Segment Information pertaining to the years 2004 through 2006 set forth herein in Part II, Item 8, "Notes to Consolidated Financial Statements — Note 16, Segment Information."

SMOKELESS TOBACCO PRODUCTS

Principal Products

The Company's principal smokeless tobacco products and brand names are as follows:

Moist: **COPENHAGEN, SKOAL, RED SEAL, HUSKY, ROOSTER**
Dry: **BRUTON, CC, RED SEAL**

Reports with respect to the health risks of tobacco products have been publicized for many years, and the sale, promotion and use of tobacco continue to be subject to increasing governmental regulation. In 1986, a Surgeon General's Report reached the judgment that smokeless tobacco use "can cause cancer." and "can lead to nicotine dependence or addiction." Also in 1986, Congress passed the Comprehensive Smokeless Tobacco Health Education Act of 1986, which requires the following warnings on smokeless tobacco packages and advertising: "WARNING: THIS PRODUCT MAY CAUSE MOUTH CANCER," "WARNING: THIS PRODUCT MAY CAUSE GUM DISEASE AND TOOTH LOSS," "WARNING: THIS PRODUCT IS NOT A SAFE ALTERNATIVE TO CIGARETTES." In light of the scientific research taken as a whole, the Company does not believe that smokeless tobacco has been shown to be a cause of any human disease, but the Company does not take the position that smokeless tobacco is safe.

Over the last several years, smokeless tobacco has been the subject of discussion in the scientific and public health community in connection with the issue of tobacco harm reduction. Tobacco harm reduction is generally described as a public health strategy aimed at reducing the health risks to cigarette smokers who have not quit and is frequently discussed in the context of proposals for an overall tobacco regulatory regime. It is reported that approximately 45 million adult Americans continue to smoke, and many have made repeated attempts to quit, including with the use of medicinal nicotine products. There has been an ongoing debate in the scientific and public health community as to what to do for these smokers. One idea that has been raised is to suggest that they switch completely to smokeless tobacco. Many believe that certain smokeless tobacco products pose significantly less risk than cigarettes and therefore could be a potential reduced risk alternative to cigarette smoking. There are others, however, who believe that there is insufficient scientific basis to encourage switching to smokeless tobacco and that such a strategy may result in unintended public health consequences.

Data from some surveys indicate that at least 80 percent of smokers believe smokeless tobacco is as dangerous as cigarette smoking. The Company believes that adult cigarette smokers should be provided accurate and relevant information on these issues so that they may make informed decisions about tobacco products. This is especially so in light of data from some surveys that indicate that at least half of the approximately 45 million adult smokers are looking for an alternative. The Company believes that there is an opportunity for smokeless tobacco products to have a significant role in a tobacco harm reduction strategy.

As indicated above, in 1986, federal legislation was enacted regulating smokeless tobacco products by, *inter alia*, requiring health warning notices on smokeless tobacco packages and advertising and prohibiting the advertising of smokeless tobacco products on any medium of electronic communications subject to the jurisdiction of the Federal Communications Commission. A federal excise tax was imposed in 1986, which was increased in 1991, 1993, 1997, 2000 and 2002. Also, in recent years, proposals have been made at the federal level for additional regulation of tobacco products including, among other things, the requirement of additional warning notices, the disallowance of advertising and promotion expenses as deductions under federal tax law, a ban or further restriction of all advertising and promotion, regulation of environmental tobacco smoke and increased regulation of the manufacturing and marketing of tobacco products by new or existing federal agencies. Similar proposals will likely be considered in the future.

On August 28, 1996, the U.S. Food and Drug Administration (the "FDA") published regulations asserting unprecedented jurisdiction over nicotine in tobacco as a "drug" and purporting to regulate smokeless tobacco products as a "medical device." The Company and other smokeless tobacco manufacturers filed suit against the FDA seeking a judicial declaration that the FDA has no authority to regulate smokeless tobacco products. On March 21, 2000, the United States Supreme Court ruled that the FDA lacks jurisdiction to regulate tobacco products. Following this ruling, proposals for federal legislation for comprehensive regulation of tobacco products continue to be considered.

Over the years, various state and local governments have continued to regulate tobacco products, including, among other things, the imposition of significantly higher taxes, increases in the minimum age to purchase tobacco products, adult sampling and advertising bans or restrictions, ingredient and constituent disclosure requirements, regulation of environmental tobacco smoke and significant tobacco control media campaigns. Additional state and local legislative and regulatory actions will likely be considered in the future, including, among other things, restrictions on the use of flavorings. The Company is unable to assess the future effects these various actions may have on its smokeless tobacco business. The Company believes that any proposals for additional regulation at the federal, state or local level should recognize the distinct differences between smokeless tobacco products and cigarettes.

On November 23, 1998, the Company entered into the Smokeless Tobacco Master Settlement Agreement (the "STMSA") with attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated by various attorneys general against the Company. The STMSA required the Company to adopt various marketing and advertising restrictions and make payments potentially totaling $100 million, subject to a minimum 3 percent inflationary adjustment per annum, over a minimum of ten years for programs to reduce youth usage of tobacco and combat youth substance abuse and for enforcement purposes. The period over which the payments are to be made is subject to various indefinite deferral provisions based upon the Company's share of the smokeless tobacco segment of the overall tobacco market (as defined in the STMSA).

On October 22, 2004, the "Fair and Equitable Tobacco Reform Act of 2004" (the "Tobacco Reform Act" or the "FETRA") was enacted in connection with a comprehensive federal corporate reform and jobs creation bill. The Tobacco Reform Act effectively repeals all aspects of the U.S. federal government's tobacco farmer support program, including marketing quotas and nonrecourse loans. As a result of the Tobacco Reform Act, the Secretary of Agriculture will impose quarterly assessments on tobacco manufacturers and importers, not to exceed a total of $10.1 billion over a ten-year period from the date of enactment. Amounts assessed by the Secretary will be impacted by a number of allocation factors, as defined in the Tobacco Reform Act. These quarterly assessments will be used to fund a trust to compensate, or "buy out," tobacco quota farmers, in lieu of the repealed federal support program. The Company does not believe that the assessments imposed under the Tobacco Reform Act will have a material adverse impact on its consolidated financial position, results of operations or cash flows in any reporting period.

Raw Materials

Except as noted below, raw materials essential to the Company's smokeless tobacco business are generally purchased in domestic markets under competitive conditions.

The Company purchased all of its leaf tobacco from domestic suppliers in 2006, as it has for the last several years. Various factors, including the level of domestic tobacco production, can affect the amount of tobacco purchased by the Company from domestic sources. Tobaccos used in the manufacture of smokeless tobacco products are processed and aged by the Company for a period of two to three years prior to their use.

The Company or its suppliers purchase certain flavoring components from foreign sources, which are used in the Company's smokeless tobacco products.

At the present time, the Company has no reason to believe that future raw material requirements for its tobacco products will not be satisfied. However, the continuing availability and the cost of tobacco is dependent upon a variety of factors which cannot be predicted, including, but not limited to, weather, growing conditions, local planting decisions, overall market demands and other factors.

In addition, with the enactment of the Tobacco Reform Act and its repeal of federal tobacco price support and quota programs, tobacco can be grown anywhere in the United States with no volume limitations or price protection or guarantees. As a result, the Tobacco Reform Act has favorably impacted the Company's cost of leaf tobacco purchases since its enactment. Grower contracting for the 2007 tobacco buying season is not yet complete; however, the Company believes that costs incurred for leaf tobacco purchases will approximate those incurred in 2006.

Working Capital

The principal portion of the Company's operating cash requirements relates to its need to maintain significant inventories of leaf tobacco, primarily for the manufacturing of smokeless tobacco products, to ensure an aging process of two to three years prior to use.

Customers

The Company markets its moist smokeless tobacco products throughout the United States principally to wholesalers and retail chain stores. Approximately 34 percent of the Company's gross sales of tobacco products are made to four customers, one of which, McLane Co. Inc., a national distributor, accounts for approximately 17 percent of the Company's consolidated revenue. The Company has maintained satisfactory relationships with its customers over the years and expects that such relationships will continue.

Competitive Conditions

The tobacco manufacturing industry in the United States is composed of at least four domestic companies larger than the Company and many smaller ones. The larger companies primarily concentrate on the manufacture and marketing of cigarettes; however, in 2006, a major cigarette company entered the smokeless tobacco category through its acquisition of one of the Company's competitors. In addition, certain cigarette companies have begun test marketing smokeless tobacco products and have indicated the intent to continue to expand this activity. The Company is a well established and major factor in the smokeless tobacco sector of the overall tobacco market. Consequently, the Company competes actively with both larger and smaller companies in the marketing of its tobacco products. Competition also includes both domestic and international companies marketing and selling price-value and sub-price-value smokeless tobacco products. The Company's principal methods of competition in the marketing of its tobacco products include quality, advertising, promotion, sampling, price, product recognition, product innovation and distribution.

WINE

The Company is an established producer of premium varietal and blended wines. CHATEAU STE. MICHELLE and COLUMBIA CREST varietal table wines and DOMAINE STE. MICHELLE sparkling wine are produced by the Company in the State of Washington and marketed and distributed throughout the United States. In addition, the Company produces and markets two California premium wines under the labels of VILLA MT. EDEN and CONN CREEK and Oregon premium wines under the ERATH label. The Company is also the exclusive United States importer and distributor of the portfolio of wines produced by the Italian winemaker Antinori, which includes such labels as TIGNANELLO, SOLAIA, TORMARESCA, MONTENISA and HARAS DE PIRQUE. Approximately 50 percent of the Company's wine segment gross sales are made to two distributors, with one of these distributors accounting for approximately 36 percent of total wine segment gross sales. Substantially all wines are sold through state-licensed distributors with whom the Company maintains satisfactory relationships.

It has been claimed that the use of alcohol beverages may be harmful to health. In 1988, federal legislation was enacted regulating alcohol beverages by requiring health warning notices on such beverages. Still wines containing not more than 14 percent alcohol by volume, such as the majority of the Company's wines, are subject to a federal excise tax of $1.07 per gallon for manufacturers, such as the Company, that produce more than 250,000 gallons a year. In recent years, proposals have been made at the federal level for additional regulation of alcohol beverages, including, but not limited to, increases in excise tax rates, modification of the required health warning notices and further regulation of advertising, labeling and packaging. Substantially similar proposals will likely be considered in 2007. Also in recent years, increased regulation of alcohol beverages by various states included, but was not limited to, the imposition of higher excise taxes and advertising restrictions. Additional state and local legislative and regulatory actions affecting the marketing of alcohol beverages will likely be considered during 2007. The Company is unable to assess the future effects these regulatory and other actions may have on the sale of its wines.

The Company uses grapes harvested from its own vineyards, as well as grapes purchased from independent growers located in Washington, California and Oregon and purchases bulk wine from other sources. Total grape tonnage harvested and purchased in 2006 is adequate to meet expected demand.

The Company's principal competition comes from many larger, well-established national and international companies, as well as many smaller wine producers. The Company's principal methods of competition include quality, price, consumer and trade wine tastings, competitive wine judging and advertising.

ALL OTHER OPERATIONS

All Other Operations consists of the Company's international operations, which market moist smokeless tobacco products in select markets. Prior to June 18, 2004, All Other Operations also included a cigar operation which manufactured and marketed the premium cigar brands of DON TOMÁS, ASTRAL and HELIX. The cigar operation was transferred to a smokeless tobacco competitor on June 18, 2004, in connection with an agreement to resolve an antitrust action. Neither of the above, singly, constituted a material portion of the Company's operations in any of the years presented.

ADDITIONAL BUSINESS INFORMATION

Environmental Regulations

Compliance with federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect upon the capital expenditures, earnings or competitive position of the Company.

Number of Employees

The Company's average number of employees during 2006 was 5,008.

Trademarks and Patents

The Company markets its consumer products under a number of trademarks and patents. All of the Company's trademarks and patents either have been registered or applications therefore are pending with the United States Patent and Trademark Office.

Seasonal Business

No material portion of the business of any operating segment of the Company is seasonal.

Backlog of Orders

Backlog of orders is not a material factor in any operating segment of the Company.

Item 1A — Risk Factors

Set forth below is a description of certain risk factors which the Company believes may be relevant to an understanding of the Company and its businesses. Stockholders are cautioned that these and other factors may affect future performance and cause actual results to differ from those which may, from time to time, be anticipated. See "Cautionary Statement Regarding Forward-Looking Information" included in Part II, Item 7 of this Form 10-K.

- ***The Company's product sales and results of operations are subject to economic conditions and other factors beyond the Company's control. In addition, such conditions and other factors could affect the timing or amount of anticipated cost savings related to Project Momentum.***

The Company's future results will be affected by the growth in the smokeless tobacco and wine marketplaces and the demand for the Company's smokeless tobacco and wine products. Factors affecting demand for the Company's products include, among other things, general economic conditions and actions by competitors, as well as the cost of the products to consumers which, in turn, is affected, in part, by the Company's costs in

Proposals for comprehensive federal regulation of tobacco products will continue to be considered. The Company is not opposed to FDA regulation that addresses public health concerns and takes into account the distinct differences between smokeless tobacco and cigarettes while permitting the Company to continue to communicate responsibly with tobacco-interested adults and responsibly manufacture, market and sell quality smokeless tobacco products to adult consumers.

In addition to increased regulatory restrictions, the Company is subject to various marketing and advertising restrictions under the STMSA, which the Company entered into in 1998 with the attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated by various attorneys general. The Company is the only smokeless tobacco manufacturer to sign the STMSA. See "Item 1.— Business — Smokeless Tobacco Products — Principal Products." The Company also receives from time to time inquiries from various attorneys general relating to the STMSA and other state regulations in connection with various aspects of the Company's business.

Present regulations and any further regulations, depending on the nature of the regulations and their applicability to the Company and its future plans, could have an adverse effect on the Company's ability to advertise, promote and build its brands and/or to promote and introduce new brands and products and, as such, have an adverse effect on its results of operations.

- ***The excise taxes on smokeless tobacco products could affect consumer preferences and have an adverse effect on the sale of the Company's products.***

Smokeless tobacco products are subject to significant federal and state excise taxes, which may continue to increase over time. Any increase in the level of federal excise taxes or the enactment of new or increased state or local excise taxes would have the effect of increasing the cost of smokeless tobacco products to consumers and, as such, could affect the demand for, and consumption levels of, smokeless tobacco products in general and premium brands in particular. Furthermore, the current *ad valorem* method of taxation, which is utilized by most states, bases the amount of taxes payable on a fixed percentage of the wholesale price, as opposed to some states which tax premium and price-value brands equitably based on weight. Therefore, the *ad valorem* method of taxation has the inequitable effect of increasing the taxes payable on premium brands to a greater degree than the taxes payable on price-value brands, which further exacerbates the price gap between premium and price-value brands. To the extent that any such actions adversely affect the sale of the Company's products, such actions could have an adverse effect on the Company's results of operations and cash flows.

- ***The Company has ongoing payment obligations under the Fair and Equitable Tobacco Reform Act, the STMSA and other state settlement agreements.***

In 2006, the Company incurred expenses of approximately $3.2 million, $16.7 million and $4.3 million under the FETRA, the STMSA and other state settlement agreements, respectively. The Company presently expects to continue to incur expenses under the FETRA, the STMSA and other related settlement agreements. Based on information presently available to the Company, the Company does not anticipate that any increases in such expenses to be incurred in the future will have a material adverse effect on the Company. However, the amounts payable in the future cannot be predicted with certainty and may increase based upon, among other things, the relative share of the overall tobacco market held by smokeless tobacco and the Company's share of the moist smokeless tobacco marketplace. It is also possible that the amounts payable under the FETRA may be offset, in part, through reductions in the cost of tobacco, which may result from the competitive setting of prices expected to occur as a result of the FETRA.

- ***The Company is subject, from time to time, to smokeless tobacco and health litigation, which, if adversely determined, could subject the Company to substantial charges and liabilities.***

The Company is currently subject to various legal actions, proceedings and claims arising out of the sale, use, distribution, manufacture, development, advertising, marketing and claimed health effects of its smokeless tobacco products. See "Item 3 — Legal Proceedings." The Company believes, and has been so advised by counsel handling the respective cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain litigation issues, all such cases are, and will continue to be, vigorously defended. The Company believes that the ultimate outcome of such pending litigation will not have a material adverse effect on its consolidated financial results or its consolidated financial position. However, if plaintiffs in these actions were to prevail, the effect of any judgment or settlement could have a material adverse impact on the Company's consolidated financial results in the particular reporting period in which any such litigation is resolved and, depending on the size of any such judgment or settlement, a material adverse effect on the Company's consolidated financial position. In addition, similar litigation and claims relating to the Company's smokeless tobacco products may continue to be filed against the Company in the future. An increase in the number of pending claims, in addition to the risks posed as to outcome, could increase the Company's costs of litigating and administering product liability claims.

- ***The Company could be subject to additional charges and liabilities as it seeks to resolve the remaining antitrust related lawsuits.***

In March of 2000, in an action brought by one of the Company's competitors, Conwood Company L.P. ("Conwood Litigation"), alleging violations of the antitrust laws, a significant verdict was rendered against the Company. See "Item 3 — Legal Proceedings." Following the commencement of this lawsuit, actions were also brought on behalf of direct and indirect purchasers of the Company's products. While the Company has paid the verdict and settled the actions brought on behalf of direct purchasers and many of the actions brought on behalf of indirect purchasers, a number of actions on behalf of indirect purchasers brought in a limited number of states are still ongoing. Further, the Company has been served in a purported class action attempting to challenge certain aspects of a settlement agreement reached with indirect purchasers in multiple states and seeking additional amounts purportedly consistent with subsequent settlements of similar actions, estimated by plaintiffs to be between $8.9 million and $214.2 million, as well as punitive damages and attorneys' fees. The Company intends to continue to pursue settlement of the remaining indirect purchaser actions on terms substantially similar to the settlements previously entered into by the Company in connection with other indirect purchaser actions, with the exception of a purported class action in the State of Pennsylvania, for which the Company believes there is insufficient basis for such a claim. As discussed in "Item 3 — Legal Proceedings," the Company believes that the ultimate outcome of these actions will not have a material adverse effect on its consolidated financial results or its consolidated financial position. However, if plaintiffs were to prevail, beyond the amounts previously accrued, the effect of any judgment or settlement could have a material adverse impact on the Company's consolidated financial results in the particular reporting period in which such action is resolved and, depending on the size of any such judgment or settlement, a material adverse effect on the Company's consolidated financial position.

- ***The Company's wine business is subject to significant competition, including from many large, well-established national and international organizations.***

While the Company believes that it is well positioned to compete based on the quality of its wines and the dedication of its workforce, its overall success may be subject to the actions of competitors in the wine category. Many of these competitors are large, well-established national and international companies with significant resources to support distribution and retail sales. In addition, sales of the Company's wines can be affected by the quality and quantity of imports.

- ***The Company's wine business may be adversely affected by its ability to grow and/or acquire enough high quality grapes for its wines, which could result in a supply shortage. Conversely, the Company's wine business may also be adversely impacted by grape and bulk wine oversupply.***

The adequacy of the Company's grape supply is influenced by consumer demand for wine in relation to industry-wide production levels. While the Company believes that it can grow and/or otherwise secure, through contracts with independent growers, sufficient regular supplies of high quality grapes, it cannot be certain that grape supply shortages will not occur. As grapes grown in the State of Washington account for approximately 95 percent of the Company's harvested and contracted grapes, if eastern Washington state experiences adverse weather conditions, widespread vine disease or other crop damage, fruit availability may be compromised, quality may be negatively impacted and production costs may increase. An increase in production cost could lead to an increase in the Company's wine prices, which may ultimately have a negative impact on its sales.

In cases of significant grape and bulk wine oversupply in the marketplace, the Company's ability to increase or even sustain existing sales prices may be limited.

- ***The Company's wine business may be negatively impacted by an increase in excise taxes or governmental regulations related to the alcohol beverages.***

Significant increases in excise or other taxes on alcohol beverages could adversely affect sales of the Company's wine products. Federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. New regulations, or revisions to existing regulations, resulting in further restrictions or taxes on the manufacture and sale of alcohol beverages may have an adverse affect on the Company's wine business.

Item 1B — Unresolved Staff Comments

Not applicable.

Item 2 — Properties

All of the principal properties in the Company's operations were utilized only in connection with the Company's business operations. The Company believes that the properties described below at December 31, 2006 were suitable and adequate for the purposes for which they were used, and were operated at satisfactory levels of capacity. All principal properties are owned by the Company.

Smokeless Tobacco Products

The Company owns and operates three principal smokeless tobacco manufacturing and processing facilities located in Franklin Park, Illinois; Hopkinsville, Kentucky; and Nashville, Tennessee.

Wine

The Company owns and operates nine wine-making facilities — seven in Washington state, one in California and one in Oregon. In addition, it owns and operates vineyards in Washington state and California.

Item 3 — Legal Proceedings

The Company has been named in certain health care cost reimbursement/third party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities.

The Company believes that these pending litigation matters will not result in any material liability for a number of reasons, including the fact that the Company has had only limited involvement with cigarettes and the Company's current percentage of total tobacco industry sales is relatively small. Prior to 1986, the Company manufactured some cigarette products which had a *de minimis* market share. From May 1, 1982 to August 1, 1994, the Company distributed a small volume of imported cigarettes and is indemnified against claims relating to those products.

Smokeless Tobacco Litigation

The Company is named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are six individuals alleging use of the Company's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products. The actions for three of these individuals have been dismissed; one in September 2006 which was dismissed without prejudice and two in October 2006 which were dismissed with prejudice. All three remaining individuals also allege the use of other tobacco products.

In *Matthew Vassallo v. United States Tobacco Company, et al.*, Circuit Court of the 11th Judicial District, Miami-Dade County, Florida (Case No. 02-28397 CA-20), this action by an individual plaintiff against various smokeless tobacco manufacturers including the Company and certain other organizations alleges personal injuries, including cancer, oral lesions, leukoplakia, gum loss and other injuries allegedly resulting from the use of defendants' smokeless tobacco products. Plaintiff also claims nicotine "addiction" and seeks unspecified compensatory damages and certain equitable and other relief, including, but not limited to, medical monitoring.

In *Susan Smith, as Guardian for William Cole Cooper, a Minor v. UST Inc., et al.*, United States District Court for the District of Idaho (Civ.04-170-E-BLW), this action was brought against the Company on behalf of a minor child alleging that his father died of "cancer of the throat" as a result of his use of the Company's smokeless tobacco product. Plaintiff also alleges "addiction" to nicotine and seeks unspecified compensatory damages and other relief.

In *Kelly June Hill, Executrix and Fiduciary of the Estate of Bobby Dean Hill*, et al. v. *U.S. Smokeless Tobacco Company*, Connecticut Superior Court, Judicial District of Stamford (Docket No. FST-X05-CV-05-4003788-S) this action was brought by a plaintiff individually, as Executrix and Fiduciary of the Estate of Bobby Dean Hill, and on behalf of their minor children for injuries, including "squamous cell carcinoma of the tongue," allegedly sustained by decedent as a result of his use of the Company's smokeless tobacco products. The Complaint also alleges "addiction" to smokeless tobacco. The Complaint seeks compensatory and punitive damages in excess of $15,000 and other relief.

The Company believes, and has been so advised by counsel handling the foregoing cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain litigation issues, all such cases are, and will continue to be, vigorously defended.

Antitrust Litigation

The Company is named as a defendant in a number of purported class actions, as well as class actions in the states of California, Massachusetts and Wisconsin. On February 27, 2006, the Company was served with a Summons and Class Action Complaint in an action entitled *Gregory Hunt, et al. v. United States Tobacco Company, et al.*, United States District Court for the Eastern District of Pennsylvania (Case No. 06-CV-1099). Each of these actions are brought by indirect purchasers (consumers and retailers) of the Company's smokeless tobacco products during various periods of time ranging from January 1990 to the date of certification or potential certification of the proposed class. Plaintiffs in those actions allege that, individually and on behalf of putative class members in a particular state or individually and on behalf of class members in the states of California, Massachusetts and Wisconsin, the Company violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. Plaintiffs seek to recover compensatory and statutory damages in an amount not to exceed $75,000 per class member, or per putative class member, and certain other relief. The indirect purchaser actions are similar in all material respects.

The Company has entered into a settlement with indirect purchasers, which has been approved by the court, in the states of Arizona, Florida, Hawaii, Iowa, Maine, Michigan, Minnesota, Mississippi, Nevada, New Mexico, North Carolina, North Dakota, South Dakota, Tennessee, Vermont and West Virginia and in the District of Columbia ("Settlement"). Pursuant to the approved Settlement, adult consumers receive coupons redeemable on future purchases of the Company's moist smokeless tobacco products. The Company will pay all administrative costs of the Settlement and plaintiffs' attorneys' fees. The Company also intends to pursue settlement of other indirect purchaser actions not covered by the Settlement on substantially similar terms, with the exception of Pennsylvania, for which the Company believes there is insufficient basis for such a claim.

On March 8, 2006, the court entered final approval of the settlement of the Kansas class action and New York action. An evidentiary hearing on plaintiffs' motion for an additional amount of approximately $8.5 million in attorneys' fees, expenses and costs, plus interest, beyond the previously agreed-upon amounts already paid by the Company was held April 4-5, 2006. To date, the court has not ruled on the motion. The Company believes, and has been so advised by counsel handling this case, that it has meritorious defenses in this regard, and will continue to vigorously defend against this motion. (See Form 10-Q for the period ended September 30, 2005 for additional information.)

In *Robert A. Martin, et al. v. Gordon Ball, et al.*, United States District Court for the Northern District of West Virginia (No. 5:06-CV-85), the Company deemed service of the complaint to have been effective as of July 17, 2006 and filed an Answer. This action was brought by fifteen individual plaintiffs on behalf of themselves and a purported class of persons who filed claims for coupons as part of the Company's settlement of the action entitled *Philip Edward Davis, et al. v. United States Tobacco Company, et al.*, Circuit Court of Jefferson County, Tennessee. The *Martin* plaintiffs allege that the Company breached the Settlement Agreement in the *Davis* action, and has been unjustly enriched, because it failed to distribute to each of the purported class members a denomination of coupons with an aggregate value equal to the aggregate value of the coupons distributed as part of the settlement in another indirect purchaser action. Plaintiffs also allege claims for breach of fiduciary duty, unjust enrichment, and conversion against the counsel who represented the class members in the *Davis* action. Plaintiffs seek additional amounts purportedly consistent with subsequent settlements of similar actions, estimated by plaintiffs to be between $8.9 million and $214.2 million, as well as punitive damages and attorneys' fees.

Each of the foregoing actions is derived directly from the previous antitrust action brought against the Company by a competitor, Conwood Company L.P. For the plaintiffs in the putative class actions to prevail, they will have to obtain class certification. The plaintiffs in the above actions also will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses in this regard, and they are, and will continue to be, vigorously defended.

Other Litigation

In *People of the State of California, ex rel. Bill Lockyer, Attorney General of the State of California v. U.S. Smokeless Tobacco Company*, Superior Court of California, County of San Diego (Case No. G1C851376), this action alleges that the Company's sponsorship relating to the National Hot Rod Association violates various provisions of the STMSA and the related Consent Decree entered in connection with the STMSA. The complaint seeks declaratory and injunctive relief, unspecified monetary sanctions, attorneys' fees and costs, and a finding of civil contempt.

The Company believes, and has been so advised by counsel handling the foregoing case, that it has a number of meritorious defenses. Except as to the Company's willingness to consider alternative solutions for resolving certain litigation issues, the foregoing case is, and will continue to be, vigorously defended.

Item 4 — Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5 — Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol **UST.** As of January 31, 2007, there were approximately 7,065 stockholders of record of the Company's common stock. The table below sets forth the high and low sales prices per share of the Company's common stock, as reported by the NYSE Composite Tape, and the cash dividends per share declared and paid in each quarter during fiscal years 2006 and 2005. The Company has paid cash dividends without interruption since 1912. While the Company expects to continue its policy of paying cash dividends in the future, such policy is subject to annual review and approval by the Company's Board of Directors. Factors that are taken into consideration with regard to the level of dividend payments include the Company's net earnings, capital requirements and financial condition.

	2006			2005		
	High	**Low**	**Dividends**	**High**	**Low**	**Dividends**
First Quarter	**$43.14**	**$37.96**	**$0.57**	$56.90	$47.71	$ 0.55
Second Quarter	**45.78**	**41.10**	**0.57**	54.85	42.90	0.55
Third Quarter	**55.06**	**44.61**	**0.57**	47.62	39.81	0.55
Fourth Quarter	**59.49**	**52.34**	**0.57**	42.50	37.59	0.55
Year	**$59.49**	**$37.96**	**$2.28**	$56.90	$37.59	$ 2.20

Performance Graph

The following graph compares the total returns for an investment in the Company's common stock over the last five years to the Standard and Poor's ("S&P") 500 Stock Index and the S&P Tobacco Index assuming a $100 investment made on December 31, 2001. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among UST Inc., The S&P 500 Index
And The S&P Tobacco Index


$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
UST Inc.
S & P 500
S & P Tobacco

	December 31,					
	2001	2002	2003	2004	2005	2006
UST Inc.	$100.00	$101.02	$114.47	$162.74	$145.16	$217.06
S & P 500	100.00	77.90	100.24	111.15	116.61	135.03
S & P Tobacco	100.00	93.20	131.67	157.78	197.52	241.30

Issuer Purchases of Equity Securities

The following table presents the monthly share repurchases by the Company during the fourth quarter of the fiscal year ended December 31, 2006:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Repurchase Programs[(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Repurchase Programs[(1)]
October 1 – 31, 2006	305,500	$55.07	305,500	13,534,052
November 1 – 30, 2006	309,400	$54.95	309,400	13,224,652
December 1 – 31, 2006	281,600	$57.33	281,600	12,943,052
Total	896,500	$55.74	896,500	

(1) In December 2004, the Company's Board of Directors authorized a program to repurchase up to 20 million shares of its outstanding common stock. Share repurchases under this program commenced in June 2005.

Item 6 — Selected Financial Data

CONSOLIDATED SELECTED FINANCIAL DATA — FIVE YEARS

(Dollars in thousands, except per share amounts)

	2006	2005	2004	2003	2002
Summary of Operations For the Year Ended December 31					
Net sales	**$1,850,911**	$1,851,885	$1,838,238	$1,731,862	$1,674,403
Cost of products sold (includes excise taxes)	**466,088**	443,131	412,641	384,487	358,931
Selling, advertising and administrative expenses	**525,990**	518,797	513,570	470,740	447,709
Restructuring charges	**21,997**	—	—	—	—
Antitrust litigation	**2,025**	11,762	(582)	280,000	1,260,510
Operating income (loss)	**834,811**	878,195	912,609	596,635	(392,747)
Interest, net	**41,785**	50,578	75,019	76,905	46,146
Earnings (loss) from continuing operations before income taxes	**793,026**	827,617	837,590	519,730	(438,893)
Income tax expense (benefit)	**291,060**	293,349	299,538	197,681	(170,980)
Earnings (loss) from continuing operations	**501,966**	534,268	538,052	322,049	(267,913)
Income (loss) from discontinued operations (including income tax effect)	**3,890**	—	(7,215)	(3,260)	(3,556)
Net earnings (loss)	**$ 505,856**	$ 534,268	$ 530,837	$ 318,789	$ (271,469)
Per Share Data					
Net earnings (loss) per basic share:					
Earnings (loss) from continuing operations	**$ 3.13**	$ 3.26	$ 3.26	$ 1.93	$ (1.59)
Income (loss) from discontinued operations	**0.02**	—	(0.05)	(0.02)	(0.02)
Net earnings (loss) per basic share	**3.15**	3.26	3.21	1.91	(1.61)
Net earnings (loss) per diluted share:					
Earnings (loss) from continuing operations	**3.10**	3.23	3.23	1.92	(1.59)
Income (loss) from discontinued operations	**0.02**	—	(0.04)	(0.02)	(0.02)
Net earnings (loss) per diluted share	**$ 3.12**	$ 3.23	$ 3.19	$ 1.90	$ (1.61)
Dividends per share	**$ 2.28**	$ 2.20	$ 2.08	$ 2.00	$ 1.92
Market price per share:					
High	**$ 59.49**	$ 56.90	$ 48.97	$ 37.79	$ 41.35
Low	**37.96**	37.59	34.00	26.73	25.30
Financial Condition at December 31					
Cash and cash equivalents	**$ 254,393**	$ 202,025	$ 450,202	$ 433,040	$ 382,003
Current assets	**998,110**	889,554	1,173,133	1,247,966	2,291,267
Current liabilities	**300,077**	258,778	618,873	521,093	1,462,442
Working capital	**698,033**	630,776	554,260	726,873	828,825
Ratio of current assets to current liabilities	**3.3:1**	3.4:1	1.9:1	2.4:1	1.6:1
Total assets	**1,440,348**	1,366,983	1,659,483	1,726,494	2,765,275
Long-term debt	**840,000**	840,000	840,000	1,140,000	1,140,000
Total debt	**840,000**	840,000	1,140,000	1,140,000	1,140,000
Stockholders' equity (deficit)	**65,826**	75,098	9,565	(115,187)	(46,990)
Other Data					
Stock repurchased	**$ 200,003**	$ 200,038	$ 200,031	$ 150,095	$ 50,262
Dividends paid	**$ 367,499**	$ 361,208	$ 344,128	$ 322,986	$ 324,233
Dividends paid as a percentage of net earnings	**72.6%**	67.6%	64.8%	104.5%	N/M
Return on net sales	**27.3%**	28.8%	28.9%	18.4%	N/M
Return on average assets	**36.0%**	35.3%	31.4%	14.2%	N/M
Average number of shares (in thousands) — basic	**160,772**	163,949	165,164	166,572	168,786
Average number of shares (in thousands) — diluted	**162,280**	165,497	166,622	167,376	168,786

N/M: Not meaningful due to net loss.

See Management's Discussion and Analysis and Notes to Consolidated Financial Statements.

10K

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

UST INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following discussion and analysis of the Company's consolidated results of operations and financial condition should be read in conjunction with the consolidated financial statements and notes thereto, included in Part II, Item 8 of this Form 10-K. In MD&A, the Company makes forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under the "Cautionary Statement Regarding Forward-Looking Information" section presented at the end of MD&A. In addition, the Company has presented certain risk factors relevant to the Company's business in Item 1A in Part I of this Form 10-K.

Introduction

MD&A is provided as a supplement to the accompanying consolidated financial statements and notes thereto, to assist individuals in their review of such statements. MD&A has been organized as follows:

- **OVERVIEW** — This section provides a general description of the Company's overall business, a description of the Company's business segments and a high-level summary of the Company's consolidated financial results for the most recently completed fiscal year.
- **RESULTS OF OPERATIONS** — This section provides an analysis of the Company's results of operations for the three years ended December 31, 2006. This section is organized using a layered approach, beginning with a discussion of consolidated results at a summary level, followed by more detailed discussions of business segment results and unallocated corporate items, including interest and income taxes.
- **OUTLOOK** — This section provides information regarding the Company's current expectations, mainly with regard to the next fiscal year. This section is organized to provide information by business segment and on a consolidated basis.
- **LIQUIDITY AND CAPITAL RESOURCES** — This section provides an analysis of the Company's financial condition, including cash flows for the three years ended December 31, 2006, the Company's sources of liquidity, capital expenditures, debt outstanding, share repurchase programs and dividends paid on the Company's common stock and the Company's aggregate contractual obligations as of December 31, 2006.
- **OFF-BALANCE SHEET ARRANGEMENTS** — This section provides information regarding any off-balance sheet arrangements that are material to the Company's results of operations or financial condition.
- **CRITICAL ACCOUNTING POLICIES AND ESTIMATES** — This section discusses accounting policies that are considered by the Company to be significant to the Company's financial condition and results of operations, require significant judgment and require estimates on the part of management in application.
- **NEW ACCOUNTING STANDARDS** — This section provides information regarding any newly issued accounting standards which have not yet been adopted by the Company.

OVERVIEW

BUSINESS

UST Inc. is a holding company for its wholly-owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd. U.S. Smokeless Tobacco Company is a leading manufacturer and marketer of moist smokeless tobacco products including brands such as Copenhagen, Skoal, Red Seal and Husky. International Wine & Spirits Ltd., through its Ste. Michelle Wine Estates subsidiary, produces and markets premium wines sold nationally under labels such as Chateau Ste. Michelle, Columbia Crest, Red Diamond, 14 Hands and Snoqualmie. In the third quarter of 2006, through an acquisition, the Company added the Erath label to its portfolio of premium wines. The Company also produces and markets sparkling wine under the

Domaine Ste. Michelle label. In addition, the Company is the exclusive United States importer and distributor of the portfolio of wines produced by the Italian winemaker Antinori, which includes such labels as Tignanello, Solaia, Tormaresca, Montenisa and Haras de Pirque.

The Company conducts its business principally in the United States, and its operations are divided primarily into two segments: Smokeless Tobacco and Wine. The Company's international smokeless tobacco operations, which are not significant, are reported as All Other Operations.

SMOKELESS TOBACCO SEGMENT

Category Growth

The Company's primary objective in the Smokeless Tobacco segment is to continue to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults, with a secondary objective of being competitive in every segment of the moist smokeless tobacco category. Over the past several years, industry trends have shown that some adult consumers have migrated from premium brands to brands in the price-value and sub-price-value segments. As such, a key to the Company's future growth and profitability is attracting growing numbers of adult consumers, primarily smokers, to the smokeless tobacco category, as approximately every one percent of adult smokers who convert to moist smokeless tobacco represents a 7 percent to 8 percent increase in the category's adult consumer base, and consumer research indicates that the majority of new adult consumers enter the category in the premium segment.

In addition to advertising initiatives focused on category growth, the Company has utilized its direct mail marketing program to promote the discreetness and convenience of smokeless tobacco relative to cigarettes to over four million adult smokers. The direct mail program, which the Company believes has been successful over the past two years, continued during 2006 and the Company intends to continue the program in 2007. Also crucial to the success of the Smokeless Tobacco segment's category growth initiatives is product innovation, as evidenced by the contribution that new products have made to the Smokeless Tobacco segment's results over the past several years.

Premium Brand Loyalty

While category growth remains the Company's priority, it has significantly increased its focus on efforts to increase adult consumer loyalty within the premium segment of the moist smokeless tobacco category. In connection with these efforts, during 2006 the Company implemented a plan under which it incurred significant incremental spending to stabilize premium net unit volume by strengthening premium brand loyalty. The premium brand loyalty plan is designed to deliver value to adult consumers through promotional spending and other price-focused initiatives implemented on a state-by-state basis. Based on sequential trend improvements in net unit volume for premium products throughout 2006, the Company believes the premium brand loyalty efforts have proven successful and, therefore, intends to build upon this success by increasing spending above 2006 levels on such initiatives during 2007, with the goal of growing underlying premium net unit volume approximately one percent in 2007.

WINE SEGMENT

The Company's focus in the Wine segment is to become one of the premier fine wine companies of the world, to elevate Washington state wines to the quality and prestige of the top regions of the world, and to be known for superior products, innovation and customer focus. In order to achieve these goals, attention is directed towards traditional style wines in the super premium to luxury-priced categories. Achievements in 2006 were well aligned with these goals. According to ACNielsen, in 2006, the Company's wines comprised 6.2 percent of total domestic 750ml units; in 2005, such share was 5.9 percent. The alliance with Antinori, to become its exclusive United States importer and distributor, and the purchase of the Erath label and winery broadened the Wine segment's position with respect to the two key wine regions represented by Antinori and Erath. The addition of the Italian wines positions the Wine segment as a leader in U.S. distribution of Tuscan wines, while the addition of Erath establishes the Company's Wine segment as one of the largest producers of Oregon Pinot Noir. The Company continued to be the category leader for Riesling; comprising 30 percent of the market based on ACNielsen data. Overall, the Wine segment maintained its strong leadership position in Washington state.

Recent ACNielsen wine industry data indicate that full-year 2006 case volume for the Company's wines grew approximately 17 percent compared to 2005, outpacing industry-wide domestic case volume growth for 750ml varietals of approximately 13 percent during the same period, reflecting expanded distribution of the Company's wines. The Company remains focused on the continued expansion of its sales force and category management staff to further broaden the distribution of its wines in the domestic market, especially in certain account categories such as restaurants, wholesale chains and mass merchandisers. Sustained growth in the Wine segment will also be dependent on third party acclaim and ongoing category growth.

CONSOLIDATED

The Company's results for 2006, while lower than 2005, reflected the impact of the strategic initiatives undertaken in 2006. Net sales and net earnings declined in 2006, tracing to the previously announced incremental costs incurred in the Smokeless Tobacco segment to stabilize premium net unit volume by strengthening premium brand loyalty and on additional category growth initiatives. These efforts produced the desired effect, as premium net unit volume for moist smokeless tobacco products stabilized for the full year in 2006, as compared to the prior year, and increased 1.7 percent during the fourth quarter of 2006, as compared to the comparative prior year period. In addition, during the third quarter of 2006, the Company commenced implementation of a cost-reduction initiative called "Project Momentum," with targeted savings of at least $100 million over its first three years. Results for 2006 also reflect the impact of restructuring charges incurred in connection with Project Momentum. The Company believes that such an effort is prudent from a long-term growth perspective, as it is designed to provide additional financial flexibility in the increasingly competitive smokeless tobacco category. Results for 2006 were favorably impacted by the performance of the Wine segment, which once again had record net sales and operating profit. The results of 2006 also reflected increased net sales and operating income from All Other Operations.

Discussion of the Company's plans and initiatives in the Smokeless Tobacco and Wine segments is included in the "Outlook" section of MD&A.

RESULTS OF OPERATIONS

(In thousands, except per share amounts or where otherwise noted)

CONSOLIDATED RESULTS

2006 compared with 2005

	Year Ended December 31,		Increase/ (Decrease)	
	2006	**2005**	**Amount**	**%**
Net sales	**$1,850,911**	$1,851,885	$ (974)	(0.1)
Net earnings	**505,856**	534,268	(28,412)	(5.3)
Basic earnings per share	**3.15**	3.26	(0.11)	(3.4)
Diluted earnings per share	**3.12**	3.23	(0.11)	(3.4)

Net Earnings

Consolidated net earnings decreased in 2006, as compared to 2005, as a result of lower operating income, partially offset by lower net interest and income tax expenses, as well as income from discontinued operations. The Company reported operating income of $834.8 million for 2006, representing 45.1 percent of consolidated net sales, compared to operating income of $878.2 million, or 47.4 percent of consolidated net sales, in 2005. The decrease in operating income was primarily due to the following:

- Lower net revenue realization per premium unit in the Smokeless Tobacco segment;
- Increased costs of products sold in the Wine segment, mainly related to increased case volume;
- The impact of $22 million in restructuring charges incurred in connection with Project Momentum (see *Restructuring Charges* section below), which adversely impacted the operating margin percentage by approximately 1.2 percentage points; and,
- Increased selling, advertising and administrative ("SA&A") expenses.

These factors were partially offset by:

- Increased case and net can volume in the Wine and Smokeless Tobacco segments, respectively;
- Cost savings realized in connection with Project Momentum, along with the intended ancillary benefit derived from an enhanced focus on cost containment in other areas; and,
- Lower charges related to certain states' indirect purchaser antitrust actions.

Net earnings for 2006 included after-tax income of $3.9 million from discontinued operations, which resulted from the reversal of an accrual for an income tax-related contingency originally recorded in connection with the June 2004 transfer of the Company's former cigar operations to a smokeless tobacco competitor. This reversal resulted from a change in facts and circumstances, as the income tax consequences of the Company's anticipated sale of its corporate headquarters in connection with Project Momentum have eliminated the need for the aforementioned contingency.

Basic and diluted earnings per share for 2006 were $3.15 and $3.12, respectively, a decrease of 3.4 percent for each measure as compared to the corresponding comparative measures in 2005. Average basic shares outstanding were lower in 2006 than in 2005 primarily as a result of share repurchases, partially offset by the exercise of stock options. Average diluted shares outstanding in 2006 were lower than those in 2005 due to the impact of share repurchases and a lower level of dilutive outstanding options, partially offset by the impact of a higher average stock price in 2006, as compared to 2005, which has the effect of increasing diluted shares outstanding.

Net Sales

	Year Ended December 31,		Increase/ (Decrease)	
	2006	**2005**	**Amount**	**%**
Net Sales by Segment:				
Smokeless Tobacco	**$1,522,686**	$1,561,667	$(38,981)	(2.5)
Wine	**282,403**	248,342	34,061	13.7
All Other Operations	**45,822**	41,876	3,946	9.4
Consolidated Net Sales	**$1,850,911**	$1,851,885	$ (974)	(0.1)

For the year ended December 31, 2006, consolidated net sales of $1.851 billion were effectively level with those in 2005 reflecting the following:

- Lower net revenue realization per premium unit in the Smokeless Tobacco segment in connection with the implementation of the Company's premium brand loyalty initiatives;
- Increased net unit volume for moist smokeless tobacco products, including a slight increase in premium net unit volume;
- Improved case volume for premium wine; and,
- Increased international sales of moist smokeless tobacco products.

Management's Discussion and Analysis (Continued)

Segment Net Sales as a Percentage of Consolidated Net Sales

2006


Wine
15.3%
All other
2.4%
ST*
82.3%

2005


Wine
13.4%
All other
2.3%
ST*
84.3%

* Smokeless Tobacco

Gross Margin

	Year Ended December 31,		Increase/ (Decrease)	
	2006	2005	Amount	%
Gross Margin by Segment:				
Smokeless Tobacco	**$1,256,156**	$1,289,212	$(33,056)	(2.6)
Wine	**99,418**	92,618	6,800	7.3
All Other Operations	**29,249**	26,924	2,325	8.6
Consolidated Gross Margin	**$1,384,823**	$1,408,754	$(23,931)	(1.7)

The consolidated gross margin decline, as compared to the prior year, was primarily due to lower net sales in the Smokeless Tobacco segment and higher cost of products sold for the Wine segment and All Other Operations, partially offset by higher Wine segment and All Other Operations net sales.

	Year Ended December 31,		Increase/ (Decrease)
	2006	2005	
Gross Margin as a % of Net Sales by Segment:			
Smokeless Tobacco	**82.5%**	82.6%	(0.1)
Wine	**35.2%**	37.3%	(2.1)
All Other Operations	**63.8%**	64.3%	(0.5)
Consolidated	**74.8%**	76.1%	(1.3)

The decline in the consolidated gross margin, as a percentage of net sales, was mainly due to the following:

- Higher case volume for wine, which sells at lower margins than moist smokeless tobacco products; and
- Lower net revenue realization per premium unit in the Smokeless Tobacco segment.

Partially offset by:

- Lower unit costs in the Smokeless Tobacco segment.

Restructuring Charges

The Company recognized $22 million in restructuring charges during 2006 in connection with the implementation of Project Momentum, the Company's previously announced cost-reduction initiative. The initiative is designed to create additional resources for growth via operational productivity and efficiency enhancements. The Company believes that such an effort is prudent as it is designed to provide additional flexibility in the increasingly competitive smokeless tobacco category. The following table provides a summary of restructuring charges incurred to date, as well as the total amount of charges expected to be incurred, related to the aforementioned $100 million in savings, in connection with Project Momentum for each major type of cost associated with the initiative:

	Restructuring Charges Incurred Year Ended December 31, 2006	Total Charges Expected to be Incurred[(1)]
One-time termination benefits	**$15,625**	$16,000 - $17,000
Contract termination costs	**390**	400 - 500
Other restructuring costs	**5,982**	11,000 - 12,000
Total	**$21,997**	$27,400 - $29,500

(1) The total cost of one-time termination benefits expected to be incurred under Project Momentum reflects the initiative's overall anticipated elimination of approximately 10 percent of the Company's salaried, full-time non-union positions across various functions and operations, primarily at the Company's corporate headquarters. The majority of the total one-time termination benefit costs expected to be incurred were recognized in 2006, with the remainder to be recognized in 2007. The majority of total contract termination costs expected to be incurred were recognized in 2006, with the remainder anticipated to be recognized in 2007. Approximately half of the total other restructuring charges expected to be incurred were recognized in 2006, with the remainder expected to be recognized in 2007. The estimate of total restructuring charges expected to be incurred reflects an increase of $5 million from the estimate previously provided in the Company's Form 10-Q for the quarterly period ended September 30, 2006. The increase relates to higher anticipated charges for professional fees directly related to the implementation of Project Momentum. While the Company believes that its estimates of total restructuring charges expected to be incurred are appropriate and reasonable based upon the information available, actual results could differ from such estimates. Total restructuring charges expected to be incurred currently represent the Company's best estimates of the ranges of such charges; although there may be additional charges recognized as additional actions are identified and finalized.

One-time termination benefits relate to severance-related costs and outplacement services for employees terminated in connection with Project Momentum, as well as enhanced retirement benefits for qualified individuals. Contract termination costs relate to charges for the termination of operating leases incurred in conjunction with the consolidation and relocation of facilities. Other restructuring costs are mainly comprised of other costs directly related to the implementation of Project Momentum, primarily professional fees. All of the restructuring charges expected to be incurred will result in cash expenditures, although approximately $4 million of such charges relate to pension enhancements offered to applicable employees, all of which will be paid directly from the respective pension plan's assets. As of December 31, 2006, the liability balance associated with restructuring charges amounted to $4.6 million. Refer to Part II, Item 8, "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 20, Restructuring," for further information regarding accrued restructuring charges.

2005 compared with 2004

	Year Ended December 31,		Increase/ (Decrease)	
	2005	2004	Amount	%
Net sales	$1,851,885	$1,838,238	$13,647	0.7
Net earnings	534,268	530,837	3,431	0.6
Basic earnings per share	3.26	3.21	0.05	1.6
Diluted earnings per share	3.23	3.19	0.04	1.3

Net Earnings

Consolidated net earnings increased in 2005, as compared to 2004, as a result of lower net interest expense and income tax expense and the absence of the 2004 net loss from discontinued operations associated with

10K

the transfer of the Company's cigar operations to a smokeless tobacco competitor, partially offset by lower operating income. The Company reported operating income of $878.2 million for 2005, representing 47.4 percent of consolidated net sales, compared to operating income of $912.6 million, or 49.6 percent of consolidated net sales, in 2004. The decrease in operating income was primarily due to the following:

- Higher costs of products sold;
- Higher SA&A expenses; and,
- The impact of an $11.8 million net pre-tax charge recorded in connection with the settlement of certain states' indirect purchaser antitrust actions that were for amounts in excess of those previously reserved.

Partially offset by:

- Increased net sales, as detailed below.

Net earnings for 2005 benefited from the absence of an after-tax loss of $7.2 million from discontinued operations recognized in 2004, related to the results of the Company's former cigar operation, which was transferred to a smokeless tobacco competitor in June 2004, in connection with the agreement to resolve an antitrust action. The 2004 results from discontinued operations include a loss from the cigar operation and the recognition of expenses, including a $3.9 million accrual for an income tax contingency.

Basic and diluted earnings per share for 2005 increased 1.6 percent and 1.3 percent, respectively, from the corresponding comparative measures in 2004. Average basic shares outstanding were lower in 2005 than those in 2004 primarily as a result of share repurchases in late 2004, partially offset by the exercise of stock options. Average diluted shares outstanding in 2005 were lower than those in 2004 due to the impact of the share repurchases and a lower level of dilutive options outstanding in 2005.

Net Sales

	Year Ended December 31,		Increase/ (Decrease)	
	2005	2004	Amount	%
Net Sales by Segment:				
Smokeless Tobacco	$1,561,667	$1,575,254	$(13,587)	(0.9)
Wine	248,342	226,650	21,692	9.6
All Other Operations	41,876	36,334	5,542	15.3
Consolidated Net Sales	$1,851,885	$1,838,238	$ 13,647	0.7

For the year ended December 31, 2005, consolidated net sales of $1.852 billion were higher than 2004, reflecting the following:

- Higher selling prices for moist smokeless tobacco products;
- Improved case volume for premium wine; and,
- Increased international sales of moist smokeless tobacco products.

Partially offset by:

- Lower net unit volume for moist smokeless tobacco products; and,
- An unfavorable shift in overall product mix for moist smokeless tobacco products.

Segment Net Sales as a Percentage of Consolidated Net Sales


2005
Wine
13.4%
All other
2.3%
ST
84.3%


2004
Wine
12.3%
All other
2.0%
ST
85.7%

Gross Margin

	Year Ended December 31,		Increase/ (Decrease)	
	2005	2004	Amount	%
Gross Margin by Segment:				
Smokeless Tobacco	$1,289,212	$1,317,365	$(28,153)	(2.1)
Wine	92,618	85,913	6,705	7.8
All Other Operations	26,924	22,319	4,605	20.6
Consolidated Gross Margin	$1,408,754	$1,425,597	$(16,843)	(1.2)

The consolidated gross margin decrease, as compared to the corresponding 2004 period, was primarily due to lower net unit volume, including an unfavorable change in overall product mix, and higher unit costs for moist smokeless tobacco products in the Smokeless Tobacco segment, partially offset by higher moist smokeless tobacco selling prices, higher Wine segment net sales and improved net sales in All Other Operations.

	Year Ended December 31,		Increase/ (Decrease)
	2005	2004	
Gross Margin as a % of Net Sales by Segment:			
Smokeless Tobacco	82.6%	83.6%	(1.0)
Wine	37.3%	37.9%	(0.6)
All Other Operations	64.3%	61.4%	2.9
Consolidated	76.1%	77.6%	(1.5)

The decline in consolidated gross margin, as a percentage of net sales, was mainly due to the following:

- Higher unit costs and the negative shift in overall product mix for moist smokeless tobacco; and,
- Higher case volume for wine, which sells at lower margins than moist smokeless tobacco products.

Partially offset by:

- Higher selling prices for moist smokeless tobacco products.

SMOKELESS TOBACCO SEGMENT

2006 compared with 2005

	Year Ended December 31,		Increase/ (Decrease)	
	2006	2005	Amount	%
Net sales	**$1,522,686**	$1,561,667	$(38,981)	(2.5)
Restructuring charges	**19,542**	—	19,542	—
Antitrust litigation	**2,025**	11,762	(9,737)	(82.8)
Operating profit	**805,130**	852,478	(47,348)	(5.6)

Net Sales

Net sales for the Smokeless Tobacco segment decreased in 2006, as compared to 2005, primarily due to the effects of the Company's premium brand loyalty initiative, which began in the first quarter of 2006. The Company believes that costs incurred in connection with this initiative, inclusive of adjustments from its originally announced spending under the initiative, such as increased spending, reallocations of spending and changes in price-based incentives, have been effectively utilized to increase the focus in states that were experiencing premium volume deterioration at, and subsequent to, the plan's inception. Overall, the costs incurred under this initiative produced the desired effect of stabilizing premium net unit volume, which increased slightly by 0.1 percent in 2006, as compared to the prior year. The segment's net sales declined despite an increase in premium, as well as overall, net unit volume for moist smokeless tobacco products, as a result of lower net revenue realization per premium unit, reflecting the aforementioned impact of the premium brand loyalty initiative, due to the following:

- An unfavorable shift in product mix, with lower net unit volume for straight stock premium products more than offset by an increase in net unit volume for value pack premium products; and,
- Increased sales incentive costs, primarily retail buydowns.

Partially offset by:

- Higher wholesale list selling prices.

Also contributing to the decline in net sales, despite higher overall net unit volume for moist smokeless tobacco products, was a shift in product mix from premium to price-value products. This shift reflected an increase in net sales of price-value products, which accounted for 8.1 percent of total Smokeless Tobacco segment net sales in 2006, as compared to 7.4 percent in 2005.

Percentage of Smokeless Tobacco Segment Net Sales by Product Category


2006
Price-Value MSTP* 8.1%
Premium MSTP* 90.7%
Other** 1.2%
2005
Price-Value MSTP* 7.4%
Premium MSTP* 91.4%
Other** 1.2%

* Moist smokeless tobacco products
** Includes dry snuff and tobacco seeds

Net sales results for both premium and price-value products include net can sales for standard products, which consist of straight stock, and pre-pack promotional products. Premium standard products also include value pack products. Straight stock refers to single cans sold at wholesale list prices. Value packs, which were introduced to more effectively compete for and retain value-conscious adult consumers, are premium two-can packages sold year-round reflecting lower per-can wholesale list prices than wholesale list prices for straight stock single-can premium products. Pre-pack promotions refer to those products that are bundled and packaged in connection with a specific promotional pricing initiative for a limited period of time.

MSTP Net Unit Volume

	Year Ended December 31, 2006	Year Ended December 31, 2005	Increase/(Decrease) Amount	Increase/(Decrease) %
Net Unit Volume (millions of cans):				
Premium	**541.4**	541.0	0.4	0.1
Price-Value	**91.3**	84.4	6.9	8.2
Total	**632.7**	625.4	7.3	1.2

Percentage of Total Moist Smokeless Tobacco Products Net Unit Volume by Category Segment


2006
Price-Value MSTP 14.4%
Premium MSTP 85.6%
2005
Price-Value MSTP 13.5%
Premium MSTP 86.5%

Overall net unit volume for moist smokeless tobacco products increased 1.2 percent in 2006, as compared to prior year net unit volume, driven mainly by price-value products. Net unit volume for premium products increased by 0.1 percent in 2006, which was slightly ahead of the Company's stated goal of being stable as compared to corresponding 2005 levels by the second half of 2006. During the fourth quarter of 2006, net unit volume for premium products and price-value products increased 1.7 percent to 134 million cans and 7.8 percent to 23.4 million cans, respectively, as compared to the corresponding 2005 period, with an increase in overall net unit volume for moist smokeless tobacco products of 2.5 percent to 157.4 million cans. The premium net unit volume growth of 1.7 percent in the fourth quarter of 2006 continues to reflect a sequential improvement in premium net unit volume trends, indicative of the Company's increased focus on category growth and premium brand loyalty throughout the year, and represents the strongest quarterly premium volume growth recorded since 1997.

As previously reported, the Company estimates that approximately 3.7 million premium cans were shifted from the first quarter of 2005 to the fourth quarter of 2004 as some wholesale and retail customers increased inventories in advance of the January 1, 2005 price increase for premium products. The following graph illustrates the sequential improvement during the last five quarters, as adjusted, beginning with the fourth quarter of 2005 which was the quarter immediately preceding the implementation of the Company's premium brand loyalty initiative:

Premium Net Unit Volume % Change from Prior Year Period


2.0
0.0
%
(2.0)
(4.0)
(6.0)
(3.9)
(2.9)
(1.8)
0.7
1.7
Q4 2005*
Q1 2006*
Q2 2006
Q3 2006
Q4 2006

* Adjusted for 3.7 million can shift

The Company is encouraged by this continued trend improvement in net unit volume for premium products, with a return to quarterly year-over-year net unit volume growth beginning in the third quarter of 2006, resulting in full year net unit volume growth for premium products. The Company believes this improvement in premium net unit volume performance is attributable to the following factors:

- Implementation of the Company's premium brand loyalty initiative, which was adjusted throughout the year as deemed necessary, and has narrowed the price gaps between premium and price-value products on a state-by-state basis, varying in degree;

- Continued spending on category growth initiatives; and,

- The impact of lower gasoline prices on consumers' disposable income, particularly during the fourth quarter of 2006, as compared to the prior year.

Net unit volume for price-value products includes Red Seal, the Company's traditional price-value product, and Husky, the Company's sub-price-value product. Full year 2006 net unit volume for Red Seal decreased slightly, as compared to the prior year, although fourth quarter 2006 net unit volume stabilized as compared to the prior year, reflecting the impact of increased sales incentives. Net unit volume for Husky increased for both the full year and fourth quarter of 2006, as compared to the corresponding prior year periods.

The Company remains committed to the development of new products and packaging that cover both core product launches and other possible innovations. Net can sales for 2006 included approximately 74.3 million cans of new products launched within the last three years, representing 11.7 percent of the Company's total moist smokeless tobacco net unit volume for the period. These new products included:

- Three varieties of Skoal Long Cut
- Three varieties of Skoal Pouches
- Skoal Bandits (new and improved)*
- Copenhagen Long Cut Straight*
- Two varieties of Red Seal Long Cut
- Two varieties of Husky Fine Cut
- Various varieties of Husky Long Cut

* Product introduced during 2006.

In connection with the Company's objective to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adult consumers, primarily smokers, the Company's premium pouch products have demonstrated continued growth. Net unit volume for the aforementioned Skoal Pouches, combined with Copenhagen Pouches, increased 28 percent in 2006, compared to 2005, and increased 32.4 percent in the fourth quarter of 2006, as compared to the corresponding prior year period. In order to build upon this pouch strategy, the Company introduced new and improved Skoal Bandits moist smokeless tobacco pouches in the third quarter of 2006. New and improved Skoal Bandits provide a compact pouch, which is designed to be more comfortable in the mouth than original Skoal Bandits and easier to use by adult consumers. The combined portion pack business, which includes Copenhagen and Skoal Pouches, as well as Skoal Bandits, increased 20.6 percent and 20.7 percent in 2006 and the fourth quarter, respectively, as compared to the corresponding prior year periods. In 2006, portion packs represented 8.5 percent of the Company's premium net unit volume.

The Company began test marketing a new product, Skoal Dry, in two markets in July 2006. In keeping with the objective to improve smokeless tobacco's social acceptability, this product, also aimed at converting adult smokers, is designed to be spit-free.

The following provides information from the Company's Retail Account Data Share & Volume Tracking System (RAD-SVT), as provided by Management Science Associates, Inc., which measures shipments from wholesale to retail. This information, for the 26-week period ending December 23, 2006, reflects a significant trend improvement, as compared to the RAD-SVT data presented in the "2005 compared with 2004" section contained herein. The Company believes that this improvement reflects the impact of the full implementation of its premium brand loyalty initiative during 2006.

	Can-Volume % Change from Prior Year Period	% Share	Percentage Point Increase/(Decrease) from Prior Year Period
Total Category Data:			
Total Moist Smokeless Category....	8.1%	N/A	N/A
Total Premium Segment...........	1.7%	56.9%*	(3.6)
Total Value Segments.............	17.9%	43.0%*	3.6
Company Data:			
Total Moist Smokeless Category....	3.1%	61.2%	(3.0)
Total Premium Segment...........	2.3%	90.5%	0.5
Total Value Segments.............	7.5%	22.6%	(2.2)

* Amounts reported do not add to 100 percent, as this table does not reflect the herbal segment of the total moist smokeless category.

When applying retail pricing data from ACNielsen to the 26-week period's RAD-SVT shipment data, moist smokeless tobacco category revenues grew 5.6 percent in 2006 over the comparable 2005 period. The Company's revenue share over that same period was 73.9 percent, down 2.1 percentage points from the corresponding 2005 period. Moist smokeless tobacco category revenue growth was below unit volume growth primarily due to the Company's implementation of its price-focused premium brand loyalty initiative and the faster growth of the price-value segment.

As disclosed in the Company's 2005 Form 10-K, the aforementioned premium brand loyalty initiative is being executed on a state-by-state basis, with varying levels of spending based upon a state's designation as a focus, emerging concern or premium growth state. During the planning period, focus states were characterized by relatively low per capita income and higher price-value consumption and represented the majority of the Company's premium unit volume losses in 2005. Emerging concern states were defined as those in which the Company's premium unit volume declines were more moderate, and premium growth states were those in which the Company's premium unit volumes were increasing.

As discussed in the Company's Form 10-Q for the quarterly period ended March 31, 2006, there was a shift among certain states originally identified as emerging concern states, as the underlying premium net unit volume results subsequent to the planning stages deteriorated causing some states originally identified as emerging concern states to shift to focus states. As a result, the Company made what it believes were appropriate adjustments to its plans, including increased spending, reallocations of spending and changes in pricing incentives.

The Company believes that due to these subsequent plan adjustments, a useful measurement of the Company's premium brand loyalty initiative is the number of states for which premium net unit volume is growing. According to RAD-SVT data utilized during the planning stages, premium net unit volume was growing in 20 states, representing approximately 25 percent of the Company's overall premium net unit volume. During the most recent 26-week period ended December 23, 2006, these statistics improved to 35 states for which premium net unit volume was growing, representing approximately 73.4 percent of the Company's overall premium net unit volume.

RAD-SVT information is provided as an indication of current domestic moist smokeless tobacco trends from wholesale to retail and is not intended as a basis for measuring the Company's financial performance. This information can vary significantly from the Company's actual results due to the fact that the Company reports net shipments to wholesale, while RAD-SVT measures shipments from wholesale to retail. In addition, differences in the time periods measured, as well as differences as a result of new product introductions and promotions, affect comparisons of the Company's actual results to those from RAD-SVT. The Company believes the difference in trend between RAD-SVT and its own net shipments is due to such factors. Furthermore, Management Science Associates, Inc. periodically reviews and adjusts RAD-SVT information, in order to improve the overall accuracy of the information for comparative and analytical purposes, by incorporating refinements to the extrapolation methodology used to project data from a statistically representative sample. Adjustments are typically made for static store counts and new reporting customers.

The Company is currently in the process of reviewing preliminary 2006 and 2005 RAD-SVT adjustments provided by Management Science Associates, Inc. While these adjustments are not expected to be material to the Company's outlook, some revisions to previously reported RAD-SVT results are expected and will be provided when the Company reports its first quarter 2007 results.

Cost of Products Sold

Cost of products sold decreased 2.2 percent in 2006, compared to 2005, as the impact of lower unit costs was partially offset by overall increased net unit volume for moist smokeless tobacco products. In addition, the cost of products sold comparison was favorably impacted by impairment charges, recorded in 2005, related to certain manufacturing equipment, lower charges recorded in connection with the tobacco quota buyout legislation, and lower charges for inventory obsolescence. The decreased moist smokeless tobacco unit costs were primarily due to lower leaf tobacco and other costs, partially offset by higher labor and overhead.

Gross Margin

	Year Ended December 31,		Increase/ (Decrease)	
	2006	2005	Amount	%
Gross Margin	**$1,256,156**	$1,289,212	$(33,056)	(2.6)
Gross Margin as a % of Net Sales	**82.5%**	82.6%		

Gross margin decreased 2.6 percent in 2006 compared to 2005, primarily as a result of the aforementioned decrease in net sales, partially offset by lower costs of products sold. The gross margin, as a percentage of net sales, was relatively flat year-over-year, as the aforementioned decrease in net sales was largely offset by the positive impact of the lower costs of products sold.

SA&A Expenses

SA&A expenses increased 1.1 percent in 2006 to $429.5 million, compared to $425 million in 2005, reflecting the following:

- Higher expenses related to direct marketing, print advertising and one-on-one marketing efforts, the majority of which related to the Company's category growth and premium brand loyalty initiatives;
- Increased spending on market research to support premium brand loyalty initiatives and product innovation;
- Higher legal and government relations expenses, as well as increased other professional fees;
- Higher share-based compensation expense;
- Costs incurred in connection with efforts to defeat ballot initiatives, primarily a November 2006 ballot initiative in California;
- Absence of the recovery of amounts due in connection with a bankrupt smokeless tobacco customer, which had a favorable impact in 2005; and,
- Absence of the gain recognized in 2005 from the sale of the Company's corporate aircraft.

These increases were significantly offset by:

- Lower salaries and related costs associated with certain positions eliminated in the restructuring under Project Momentum;
- Lower costs associated with retail shelving systems used to promote the moist smokeless tobacco category's products, as the prior year included charges related to a physical inventory of previously installed units;
- Funds received with respect to litigation relating to the proper other tobacco products excise tax base;
- Lower costs related to trade promotional materials and point-of-sale advertising;

- The absence of $3.3 million in impairment charges recorded in 2005 for goodwill and intangible assets at F.W. Rickard Seeds, Inc.; and,
- The absence of certain tobacco settlement-related charges recognized in 2005.

The Company's SA&A expenses include legal expenses, which incorporate, among other things, costs of administering and litigating product liability claims. For the years ended December 31, 2006 and 2005, outside legal fees and other internal and external costs incurred in connection with administering and litigating product liability claims were $14.3 million and $13.9 million, respectively. These costs reflect a number of factors, including the number of claims, and the legal and regulatory environments affecting the Company's products. The Company expects these factors to be the primary influence on its future costs of administering and litigating product liability claims. The Company does not expect these costs to increase significantly in the future; however, it is possible that adverse changes in the aforementioned factors could have a material adverse effect on such costs, as well as on results of operations and cash flows in the periods such costs are incurred.

Antitrust Litigation

Results for the Smokeless Tobacco Segment in 2006 were favorably impacted by the absence of $11.8 million in charges related to the 2005 resolution of certain states' indirect purchaser antitrust actions that were for amounts in excess of those previously recorded. This favorable variance was partially offset by a $2 million pre-tax charge recognized in 2006, reflecting a change in the estimated redemption rate and an administrative fee adjustment for coupons in connection with the resolution of certain states' indirect purchaser antitrust actions (see Part II, Item 8, "Notes to Consolidated Financial Statements — Note 21, Contingencies," for additional details).

Restructuring Charges

Smokeless Tobacco segment results for 2006 reflect $19.5 million of the restructuring charges discussed in the "Consolidated Results" section above.

2005 compared with 2004

	Year Ended December 31,		Increase/(Decrease)	
	2005	2004	Amount	%
Net sales	$1,561,667	$1,575,254	$(13,587)	(0.9)
Antitrust litigation	11,762	(582)	12,344	—
Operating profit	852,478	897,991	(45,513)	(5.1)

Net Sales

Net sales for the Smokeless Tobacco segment decreased in 2005, as compared to 2004, mainly due to lower net unit volume for moist smokeless tobacco products, including an unfavorable shift in product mix, partially offset by higher selling prices, lower cash discounts and lower sales incentive spending. The decrease in sales incentive spending in 2005 reflected:

- Decreases in traditional trade discounting initiatives, primarily retail buydowns; and,
- Lower costs associated with the Company's former performance-based customer incentive plan, the STEPS Rewards program, resulting from the decrease in net unit volume.

These decreases were partially offset by:

- Higher expenses related to coupons.

Overall, net unit volume for moist smokeless tobacco products decreased 2.5 percent in 2005 to 625.4 million cans as compared to 641.3 million cans in 2004, while net unit volume decreased 3.3 percent to 153.5 million cans in the fourth quarter of 2005. Sales of dry snuff products and tobacco seeds each accounted for less than one percent of 2005 segment net sales.

MSTP Unit Volume

	Year Ended December 31, 2005	Year Ended December 31, 2004	Increase/(Decrease) Amount	Increase/(Decrease) %
Net Unit Volume (millions of cans):				
Premium	541.0	570.2	(29.2)	(5.1)
Price-Value	84.4	71.2	13.2	18.5
Total	625.4	641.4	(16.0)	(2.5)

Percentage of Total Moist Smokeless Tobacco Products Net Unit Volume by Category Segment

2005


Price-Value MSTP 13.5%
Premium MSTP 86.5%

2004


Price-Value MSTP 11.1%
Premium MSTP 88.9%

Overall, net unit volume for premium products declined in 2005, as compared to 2004, due to the following:

- Unfavorable impact of widening price gaps at retail between premium and price-value products;
- The negative impact of higher gasoline prices in 2005, compared to 2004, on adult consumers' disposable income, which served to magnify the effects of the price gap at retail;
- Wholesale and retail customers increasing inventories in the fourth quarter of 2004 in advance of the January 1, 2005 price increase for premium products, with an estimated impact of approximately 3.7 million cans; and,
- A decline in premium pre-pack promotional net unit volume.

Partially offset by:

- An increase in net unit volume for value packs.

Net unit volume for price-value products increased in 2005 primarily as a result of the continued expansion of the Company's sub-price-value product, Husky, which included increased straight stock and pre-pack promotional net unit volume.

The following provides information from RAD-SVT, for the 26-week period ended December 24, 2005:

	Can-Volume % Change from Prior Year Period	% Share	Percentage Point Increase/(Decrease) from Prior Year Period
Total Category Data:			
Total Moist Smokeless Category	4.4%	N/A	N/A
Total Premium Segment	(6.2)%	60.4%*	(6.9)
Total Value Segments	26.6%	39.4%*	6.9
Company Data:			
Total Moist Smokeless Category	(2.4)%	64.2%	(4.5)
Total Premium Segment	(5.7)%	90.0%	0.4
Total Value Segments	21.9%	24.8%	(0.9)

* Amounts reported do not add to 100 percent, as this table does not reflect the herbal segment of the total moist smokeless category.

When applying retail pricing data from ACNielsen to the 26-week period's RAD-SVT shipment data, the moist smokeless tobacco category revenues grew 3.5 percent in 2005 over the comparable 2004 period. The Company's revenue share over that same period was 76.1 percent, down 1.9 percentage points from the corresponding 2004 period.

Cost of Products Sold

Cost of products sold increased 5.6 percent in 2005, primarily as a result of higher unit costs, impairment charges related to certain manufacturing equipment and $3.2 million in incremental charges recorded in connection with the tobacco quota buyout legislation enacted late in 2004. Cost of products sold in 2005 was favorably affected by lower comparative inventory write-downs at F.W. Rickard Seeds, Inc. The increased moist smokeless tobacco unit costs were primarily the result of higher costs for certain packaging and production materials, and higher salaries and related costs for direct labor and overhead.

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2005	2004	Amount	%
Gross Margin	$1,289,212	$1,317,365	$(28,153)	(2.1)
Gross Margin as a % of Net Sales	82.6%	83.6%		

Gross margin decreased 2.1 percent in 2005 compared to 2004, primarily as a result of the decrease in net sales, as previously described, as well as by the aforementioned cost of products sold variance. The gross margin, as a percentage of net sales, also declined as a result of these factors.

SA&A Expenses

SA&A expenses increased 1.2 percent in 2005 to $425 million, compared to $420 million in 2004, reflecting the following:

- Higher costs related to retail shelving systems, which included charges resulting from a physical inventory of previously installed units;
- Higher salaries and related costs incurred in support of the Company's moist smokeless tobacco category growth initiatives;
- Increased administrative and other expenses, including higher legal-related spending and compensation costs; and,
- A $3.3 million impairment charge recorded for goodwill and intangible assets at F.W. Rickard Seeds, Inc.

These increases were partially offset by:

- Lower costs for print advertising, sponsorships, and trade promotional materials;
- A gain recognized from the sale of the Company's corporate aircraft; and,
- The recovery of amounts due in connection with a bankrupt smokeless tobacco customer.

For the years ended December 31, 2005 and 2004, outside legal fees and other internal and external costs incurred in connection with administering and litigating product liability claims were $13.9 million and $9.5 million, respectively. These costs reflect a number of factors, including the number of claims, and the legal and regulatory environments affecting the Company's products.

Antitrust Litigation

Results for the Smokeless Tobacco segment included a net pre-tax charge of $11.8 million recorded in connection with the settlement of certain states' indirect purchaser antitrust actions that were for amounts in excess of those previously reserved (see Part II, Item 8, "Notes to Consolidated Financial Statements — Note 21, Contingencies," for additional details).

WINE SEGMENT

2006 compared with 2005

	Year Ended December 31,		Increase/(Decrease)	
	2006	**2005**	**Amount**	**%**
Net sales	**$282,403**	$248,342	$34,061	13.7
Restructuring charges	**322**	—	322	—
Operating profit	**44,080**	37,764	6,316	16.7

Net Sales

The Wine segment reported record net sales for the year ended December 31, 2006, driven by an 11.4 percent increase in premium case volume, as compared to 2005. The increase in case volume was attributable to the following factors:

- Favorable third party acclaim and product ratings, reflecting some of the highest scores ever received by the Company, including 50 wines scoring ratings of 90 or higher and two wines on the *Wine Spectator Top 100 Wines of 2006;*
- The broadening of the distribution of the Company's wines as a direct result of the Company's continued efforts to increase distribution through the expansion of its sales force;
- The addition of the Antinori and Erath brands in 2006, which the Company began selling in the third quarter of 2006; and,
- New product introductions, which included expansion of Chateau Ste. Michelle's Indian Wells product category, the addition of Orphelin, which is a blended red wine from Chateau Ste. Michelle, and the introduction of Columbia Crest 1.5 liter varietals.

Case Volume

Percentage of Total Case Volume by Brand

2006


Columbia
Crest
40.0%
All Other
27.5%
Chateau
Ste.
Michelle
32.5%

2005


Columbia
Crest
43.3%
All Other
24.7%
Chateau
Ste.
Michelle
32.0%

Chateau Ste. Michelle and Columbia Crest, the Company's two leading wine brands, accounted for 72.5 percent of total premium case volume in 2006. Case volume for Chateau Ste. Michelle was strong throughout 2006, with increases of 10.6 percent and 13.2 percent for the fourth quarter and full year 2006, respectively, as compared to the corresponding 2005 periods, with the increases primarily due to higher case volume for white wine varietals, as well as the recently introduced Indian Wells products. Case volume for Columbia Crest accelerated in the fourth quarter of 2006, with an increase of 18.8 percent over the fourth quarter of 2005, resulting in full year case growth of 2.9 percent as compared to 2005, primarily due to increased case volume for the red varietals of the Two Vines products and Grand Estates Cabernet. Overall case volume for Grand Estates Merlot was lower than the prior year as 2005 reflected strong case volume that resulted from favorable acclaim, which was not repeated in 2006 for the 2002 vintage. However, case volume for Grand Estates Merlot improved in the second half of 2006 primarily due to the introduction of the 2003 vintage, which has also received favorable acclaim. Case volume increased in 2006 despite being negatively impacted by a reduction in orders by a significant indirect customer for both Chateau Ste. Michelle and Columbia Crest. Case volume for 2006 was also favorably impacted by the addition of the Antinori and Erath brands, which the Company began selling in the third quarter of 2006, with volume from these brands accounting for approximately 3.8 percentage points of the overall 11.4 percent case volume increase. Case volume for Domaine Ste. Michelle, as well as 14 Hands and Red Diamond, two of the Company's newer labels, also contributed to the increase in case volume for 2006.

Cost of Products Sold

Segment cost of products sold in 2006 increased 17.5 percent from 2005, which was primarily attributable to the costs associated with Antinori products in connection with the aforementioned distribution agreement, as well as overall increased case volume and the impact of higher costs per case.

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Gross Margin	**$99,418**	$92,618	$6,800	7.3
Gross Margin as a % of Net Sales	**35.2%**	37.3%		

The increase in gross margin, as compared to 2005, was due to the increase in net sales, partially offset by the increased cost per case in 2006. The decrease in gross margin, as a percentage of net sales, was mainly due to the increased case costs and an unfavorable shift in case mix toward lower priced varietals. In addition, the decline in the gross margin percentage for 2006 was partially attributable to case sales associated with the distribution of Antinori brands, which generate a lower gross margin than varietals produced by the Company.

SA&A Expenses

SA&A expenses of $55 million in 2006 were relatively level with 2005, reflecting the following:

- Higher salaries and related costs, due to the continued sales force expansion associated with broadening distribution of the Company's wines throughout the domestic market;
- Increased direct and indirect selling and advertising expenses related to costs for marketing and point-of-sale advertising for the Chateau Ste. Michelle, Columbia Crest and Red Diamond brands; and,
- Higher administrative spending, primarily professional fees and share-based compensation expense.

These increases were mainly offset by:

- The positive impact of income from the Company's Col Solare joint venture;
- The favorable impact of a cooperative arrangement for advertising and promotional expenses related to the Company's distribution of Antinori wines; and,
- A $2.5 million pre-tax gain recognized in the first quarter of 2006 in connection with the sale of winery property located in California.

2005 compared with 2004

	Year Ended December 31,		Increase/(Decrease)	
	2005	2004	Amount	%
Net sales	$248,342	$226,650	$21,692	9.6
Operating profit	37,764	32,382	5,382	16.6

Net Sales

The net sales increase for the Wine segment in 2005, as compared to 2004, was primarily the result of an 8.8 percent increase in premium case volume as a result of the Company continuing its efforts to increase distribution through expansion of its sales force. Net sales in 2005 were also favorably impacted by a shift in total case sales toward higher priced varietals. This increase was partially offset by higher sales incentives.

Management's Discussion and Analysis (Continued)

Case Volume

Percentage of Total Case Volume by Brand


2005
Columbia Crest 43.3%
All Other 24.7%
Chateau Ste. Michelle 32.0%


2004
Columbia Crest 44.5%
All Other 23.6%
Chateau Ste. Michelle 31.9%

The Company's two leading brands accounted for 75.3 percent of total premium case volume in 2005. Sales in 2005 were positively impacted as a result of continued media acclaim and editorial coverage for Ste. Michelle Wine Estates, including the "2005 American Winery of the Year" award from both *Restaurant Wine* magazine and *Wine & Spirits* magazine. The increase in net sales in 2005 was also partially attributable to the success of Red Diamond, Distant Bay and 14 Hands, along with certain product line extensions.

Cost of Products Sold

Segment cost of products sold in 2005 increased 10.6 percent from 2004, primarily as a result of increased case volume and a higher cost per case.

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2005	2004	Amount	%
Gross Margin	$92,618	$85,913	$6,705	7.8
Gross Margin as a % of Net Sales	37.3%	37.9%		

The increase in gross margin in 2005, as compared to 2004, was due to the increase in net sales, partially offset by the increased cost per case. The decrease in gross margin, as a percentage of net sales, was primarily a result of increased case costs and higher sales incentives for Chateau Ste. Michelle and Columbia Crest products, partially offset by the shift towards higher priced varietals.

SA&A Expenses

SA&A expenses increased 2.5 percent to $54.9 million in 2005, reflecting the following:

- Higher salaries and related costs, due to the continued sales force expansion associated with broadening distribution of the Company's wines throughout the domestic market.

Partially offset by:

- Lower advertising costs, predominately print advertising costs; and
- Slightly lower administrative and other spending.

ALL OTHER OPERATIONS

2006 compared with 2005

	Year Ended December 31,		Increase/ (Decrease)	
	2006	2005	Amount	%
Net sales	**$45,822**	$41,876	$3,946	9.4
Restructuring charges	**151**	—	151	—
Operating profit	**15,952**	14,338	1,614	11.3

Net sales and operating profit for All Other Operations increased in 2006, as compared to 2005, primarily due to higher unit volume for moist smokeless tobacco products sold by the Company's international operations in Canada, partially offset by the impact of a decline in unit volume for moist smokeless tobacco products in the Company's other international markets. In addition, the increase for both measures also included the impact of favorable foreign exchange rates. Gross margin, as a percentage of net sales, decreased slightly in 2006 to 63.8 percent, from 64.3 percent in 2005, primarily due to increased unit costs.

2005 compared with 2004

	Year Ended December 31,		Increase/ (Decrease)	
	2005	2004	Amount	%
Net sales	$41,876	$36,334	$5,542	15.3
Operating profit	14,338	10,266	4,072	39.7

Net sales and operating profit for All Other Operations increased in 2005, as compared to 2004, primarily due to higher unit volume for moist smokeless tobacco products sold by the Company's international operations, mainly in Canada. In addition, the increase for both measures also included the impact of favorable foreign exchange rates. Gross margin, as a percentage of net sales, increased in 2005 to 64.3 percent, from 61.4 percent in 2004, as an increase in cost of products sold, due to the higher unit volume, was more than offset by the impact of the favorable foreign exchange rate on net sales.

UNALLOCATED CORPORATE

2006 compared with 2005

Administrative Expenses

Unallocated corporate administrative expenses increased 7.5 percent in 2006, as compared to 2005, primarily due to costs associated with an executive retention agreement related to the Company's succession planning process and higher share-based compensation expense. The increase in share-based compensation expense was partially due to the acceleration of expense recognition upon the retirement of certain individuals during 2006. These increases were partially offset by lower legal and other professional fees in 2006.

Restructuring Charges

Unallocated restructuring charges incurred in connection with Project Momentum amounted to $2 million in 2006. The unallocated restructuring charges consisted of one-time termination benefit charges, as well as other professional fees directly related to the implementation of Project Momentum.

Interest Expense

Net interest expense decreased $8.8 million, or 17.4 percent, in 2006, as compared to the prior year, primarily as a result of lower levels of debt outstanding during 2006 due to the $300 million repayment of senior notes which matured in March 2005. The decrease in net interest expense was also attributable to higher income from cash equivalent and short-term investments due to higher interest rates, partially offset by lower average levels of investments.

Income Tax Expense

The Company recorded income tax expense on earnings from continuing operations of $291.1 million in 2006 compared to $293.3 million in 2005. Income tax expense in both 2006 and 2005 reflect the favorable impact of the net reversal of income tax accruals of $4.7 million and $18 million, net of federal income tax benefit, respectively. The reversal of income tax accruals resulted from changes in facts and circumstances, including the settlement of various income tax audits by the Internal Revenue Service ("IRS") and other taxing authorities and lapses of statutes of limitation. The Company's effective tax rate was 36.7 percent in 2006, compared to 35.4 percent in 2005. The increase in the effective tax rate was primarily as a result of the aforementioned reversal of accruals recognized in the prior year period.

2005 compared with 2004

Administrative Expenses

Unallocated corporate administrative expenses decreased 5.9 percent in 2005, as compared to 2004, primarily due to lower costs associated with employee bonuses and lower debt-related costs, partially offset by higher compensation costs for non-employee directors and other administrative costs.

Interest Expense

Net interest expense decreased $24.4 million or 32.6 percent in 2005, as compared to 2004, primarily as a result of lower levels of debt outstanding due to the aforementioned $300 million repayment of senior notes which matured in March 2005. The net decrease in 2005 was also the result of higher interest income earned from cash equivalent and short-term investments due to higher interest rates, partially offset by lower average levels of investments.

Income Tax Expense

The Company recorded income tax expense on earnings from continuing operations of $293.3 million in 2005 compared to $299.5 million in 2004. Results in 2005 and 2004 included reversals of income tax accruals of $18 million and $20 million, net of federal income tax benefit, respectively. The reversal of income tax accruals resulted from changes in facts and circumstances, including the settlement of various income tax audits by the IRS and other taxing authorities and lapses of statutes of limitation. The Company's effective tax rate decreased slightly to 35.4 percent in 2005 from 35.8 percent in 2004. The effective tax rate for both years was favorably impacted by the $8 million tax benefit from the deduction available for qualified domestic production activities, which was enacted by the American Jobs Creation Act of 2004.

OUTLOOK

SMOKELESS TOBACCO SEGMENT

Category Growth

The Company remains committed to its category growth initiatives, which continue to be successful, demonstrated by a strong growth rate in 2006, according to RAD-SVT data. According to recent data from ACNielsen, moist smokeless tobacco is one of the fastest growing consumer package goods categories at retail. In addition, consumer research indicates in 2006, the number of new adult consumers entering the moist smokeless tobacco category continued to increase, bringing the total adult consumer base to over 6 million from 4.7 million in 2001, a majority of which entered in the premium segment. In light of the success of the Company's category growth initiatives achieved to date, as well as the favorable impact to the category from the Company's premium brand loyalty initiative (discussed further below), going forward the Company expects that these initiatives will continue to expand the adult consumer base and attract new adult consumers, primarily smokers, to the category and to premium brands. The Company will continue to utilize its direct mail marketing program to promote the discreetness and convenience of smokeless tobacco relative to cigarettes to adult smokers, as well as product innovation, which the Company believes have both contributed to category growth in the last few years. The Company expects category growth in the range of 5 percent to 6 percent in 2007.

Premium Brand Loyalty

The Company intends to expand upon its premium brand loyalty initiative during 2007, with a focus on growth of underlying premium net unit volume. The Company expects to benefit from the presence of an extra billing day in the fourth quarter of 2007. Excluding the impact of the extra billing day, premium net unit volume is anticipated to grow by approximately 1 percent for the year. Based on the success of the initiative in 2006, which resulted in premium volume stabilization, the Company plans to spend an additional $31 million in 2007, above the amount spent in 2006.

State Excise Taxes

The Company intends to continue its efforts to promote tax equity in the forty states that currently impose excise taxes on smokeless tobacco products expressed as a percentage of the wholesale price ("ad valorem") rather than on the basis of weight. As a result of these efforts, three additional states recently converted to a tax based on weight, bringing the total number of tax equity states to 10, along with the federal government. In addition, the State of Washington Department of Revenue intends to work towards the enactment of a weight-based tax to avoid the risk of litigation inherent in the current ad valorem system. The Company believes that ad valorem excise taxes on smokeless tobacco products artificially drive consumer behavior and create market distortions by providing a tax preference for lower priced products. Weight-based excise taxes or specific taxes on smokeless tobacco products would, in the Company's opinion, allow products to compete fairly in the marketplace on the basis of price and product attributes, not the relative tax burden. The Company believes its support of weight-based state excise taxes on smokeless tobacco products is in the best interest of the Company, its wholesaler customers, adult consumers of the Company's moist smokeless tobacco products and the state governments.

Cost Savings

With the category growth and premium brand loyalty initiatives providing the desired results during 2006, the Company increased its focus on identifying opportunities for operational efficiencies and cost savings, the result of which was the Company's previously discussed cost-reduction initiative, Project Momentum. The Company realized approximately $15 million in savings related to Project Momentum during 2006. The overall savings achieved from the implementation of Project Momentum, which are targeted to be at least $100 million over its first three years, are expected to create additional resources for the Company's growth, as well as additional flexibility in the increasingly competitive smokeless tobacco category. The potential resources for growth and flexibility will be further enhanced in 2007 by the sale of the building in which the Company's corporate headquarters are currently located. The $100 million targeted savings does not include the pre-tax gain of approximately $105 million, and net cash proceeds of approximately $85 million, expected to be realized in connection with the closing of such sale. The closing is anticipated to occur in the first quarter of 2007. The Company expects to discuss the intended use of such proceeds when it releases its results for the first quarter of 2007. Excluding the impact from the anticipated sale of the headquarters building, the Company expects to realize savings related to Project Momentum of at least $45 million in 2007, with a potential for up to an additional $20 million, which is reflected in the Company's 2007 estimated range for diluted earnings per share.

WINE SEGMENT

The Wine segment enters 2007 coming off another year of record performance for both net sales and operating profit during 2006. The Wine segment forecasts continued strong growth for both net sales and operating profit in 2007. Favorable acclaim received for products late in 2006 are expected to benefit net sales into 2007. In addition, revenues for the Wine segment are expected to continue to be favorably impacted by the aforementioned strategic alliance with Antinori, with a more significant impact expected in the first half of 2007, since the first half of 2006 did not reflect net sales of the Antinori brands. However, due to planned reinvestment of incremental profits generated from the Antinori alliance for advertising and promotion during its first two years, the impact to Wine segment operating profit is expected to be somewhat lower. Revenues are also expected to be favorably impacted from sales of the recently acquired Erath label, primarily Pinot Noir from Oregon, which the Company began selling late in the third quarter of 2006, resulting in a favorable impact to segment net sales and operating profit in 2007.

CONSOLIDATED

The Company's previously communicated 2007 estimate of diluted earnings per share reflected a range of $3.25 to $3.40, with a target of $3.30. This estimate excluded the impact of the sale of the building in which its corporate headquarters are currently located, as well as additional restructuring charges associated with Project Momentum, as management was not able, in good faith, to make a determination of the estimated amounts or range of amounts, to be recognized in connection with these items. On February 1, 2007, the Company entered into a definitive agreement to sell its headquarters building, for which it expects to recognize an estimated pre-tax gain of approximately $105 million, or $.41 per diluted share, upon closing in the first quarter of 2007. The impact on full-year 2007 results related to this transaction is expected to be approximately $.39 per diluted share, reflecting the impact of a short-term lease with an imputed fair market value of approximately $6.7 million. On or before the date of its first quarter 2007 earnings release, the Company will provide an update to its full-year 2007 estimate of diluted earnings per share, reflecting the impact of the headquarters sale, along with any additional restructuring charges under Project Momentum, once any related actions are finalized and committed to by the Company. Diluted earnings per share are anticipated to reflect larger percentage increases in the first and fourth quarters of 2007, as compared to the corresponding prior year periods, due to the expected gain from the sale of the Company's headquarters building and the presence of the aforementioned extra billing day in the Smokeless Tobacco segment, respectively. Over the long-term, the Company's goal is to provide a total shareholder return of at least 10 percent, including diluted earnings per share growth and a strong dividend yield.

LIQUIDITY AND CAPITAL RESOURCES

(In thousands, except per share amounts or where otherwise noted)

SUMMARY

	2006	2005	2004
Cash and cash equivalents	**$254,393**	$202,025	$ 450,202
Short-term investments	**20,000**	10,000	60,000
Working capital	**698,033**	630,776	554,260
Total debt	**840,000**	840,000	1,140,000

Historically, the Company has relied upon cash flows from operations supplemented by debt issuance and credit facility borrowings, as needed, to finance its working capital requirements, the payment of dividends, stock repurchases and capital expenditures. The Company's cash equivalent investments are generally liquid, short-term investment grade securities.

Short-term investments at December 31, 2006 and 2005 were comprised of auction-rate securities ("ARS"), which are long-term variable (floating) rate bonds that are tied to short-term interest rates. The stated maturities for these securities are generally 20 to 30 years, but their floating interest rates are reset at seven, 28 or 35-day intervals via a Dutch Auction process. It is not the Company's intention to hold ARS until the stated maturities. Given the fact that ARS are floating rate investments, they are typically traded at par value, with interest paid at each auction.

CASH FLOWS

	Year Ended December 31,		
	2006	**2005**	**2004**
Net cash provided by (used in):			
Operating activities	**$ 596,856**	$ 560,699	$ 565,415
Investing activities	**(55,063)**	(17,005)	(118,370)
Financing activities	**(489,425)**	(791,871)	(429,883)
Increase (decrease) in cash and cash equivalents	**$ 52,368**	$(248,177)	$ 17,162

Operating Activities

In 2006, 2005 and 2004, the primary source of cash from operating activities was net earnings generated mainly by the Smokeless Tobacco segment, adjusted for the effects of non-cash items. The increase in cash provided by operating activities, as compared to 2005, was primarily due to the timing of payments related to accounts payable and accrued expenses and federal income taxes, as well as the collection of accounts receivable, partially offset by lower earnings.

The primary uses of cash in operating activities in 2006 were as follows:

- Purchase of leaf tobacco of $68.5 million; and,
- Grape and bulk wine purchases and grape harvest costs of $72.5 million.

The primary uses of cash in operating activities in 2005 were as follows:

- Purchase of leaf tobacco of $76.4 million; and,
- Grape and bulk wine purchases and grape harvest costs of $64.5 million.

The primary uses of cash in operating activities in 2004 were as follows:

- A $200 million cash payment as part of the resolution of an antitrust action brought by a smokeless tobacco competitor;
- Purchase of leaf tobacco of $86.7 million; and,
- Grape and bulk wine purchases and grape harvest costs of $58.5 million.

Investing Activities

Net cash used in investing activities of $55.1 million in 2006 was higher than the net cash used in investing activities in 2005 primarily due to a net amount of $10 million used for the purchase of short-term investments in 2006, as compared to proceeds of $50 million in 2005 from the sale of certain short-term investments. The increase was also attributable to cash used for the purchase of the Erath winery and lower proceeds from dispositions of property, plant and equipment. These increases were partially offset by a lower level of expenditures related to the purchase of property, plant and equipment in 2006, as compared to 2005. The following provides details of net cash used in investing activities in 2006:

- Purchases of property, plant and equipment of $37 million;
- Acquisition of the Erath winery for $10.6 million;
- Net purchases of short-term investments of $10 million; and,
- Investment in Col Solare joint venture of $3.6 million, related to the construction of a new winery facility.

Reduced by:

- Proceeds from the disposition of property, plant and equipment of $6.2 million.

Net cash used in investing activities of $17 million in 2005 reflected the following:

- Purchase of property, plant and equipment of $89.9 million, including the replacement of Company aircraft.

10K

Reduced by:
- Net proceeds of $50 million from the sale of certain short-term investments; and,
- Proceeds from the disposition of property, plant and equipment of $22.9 million, primarily related to proceeds from the sale of the Company's former aircraft.

Net cash used in investing activities of $118.4 million in 2004 reflected the following:
- Purchase of property, plant and equipment of $70.3 million, including initial payment for the replacement of Company aircraft; and,
- Net purchases of short-term investments of $55 million.

Reduced by:
- Proceeds from the disposition of property, plant and equipment of $7 million.

Financing Activities

Net cash used in financing activities of $489.4 million in 2006 was lower than the net cash used in financing activities in 2005, mainly due to the aforementioned $300 million repayment of senior notes in 2005. The amount of dividends paid during 2006 increased $6.3 million, as compared to 2005, as the impact of a 3.6 percent dividend increase in 2006 was partially offset by a lower level of shares outstanding as a result of repurchases of common stock under the Company's share repurchase program. The following provides details of net cash used in financing activities in 2006:
- Cash dividends of $367.5 million paid during the year;
- Payments for the repurchase of Company common stock of $200 million;
- Proceeds from the issuance of stock of $68.2 million related to stock option exercise activity; and,
- The actual tax benefit realized by the Company related to the exercise of stock options, in excess of the tax deduction that would have been recorded had the fair value method of accounting for stock options been applied to all stock option grants, amounting to $9.9 million. In accordance with SFAS No. 123(R), this amount is presented as a financing inflow, with an equal amount reported as an outflow in cash flows from operating activities.

The following provides details of net cash used in financing activities in 2005:
- $300 million repayment of senior notes, upon maturity, in March 2005;
- Cash dividends of $361.2 million paid during the year;
- Payments for the repurchase of Company common stock of $200 million; and,
- Proceeds from the issuance of stock of $69.4 million related to stock option exercise activity.

The following provides details of net cash used in financing activities in 2004:
- Cash dividends of $344.1 million paid during the year;
- Payments for the repurchase of Company common stock of $200 million; and,
- Proceeds from the issuance of stock of $114.3 million related to stock option exercise activity.

SOURCES OF LIQUIDITY

Funds generated by operating activities, available cash and cash equivalents, and short-term investments continue to be the Company's most significant sources of liquidity. The Company believes funds generated from the expected results of operations, available cash and cash equivalents, and short-term investments will be sufficient to finance strategic initiatives in 2007. In addition, the Company's credit facility and its access to capital markets may be used to supplement these sources for additional working capital needs.

The Company's cash requirements in 2007 and beyond will be primarily for the payment of dividends, repurchase of common stock, purchases of inventory, capital expenditures and repayment of borrowings (refer to the table under "Aggregate Contractual Obligations" for details of certain future cash requirements). The Company estimates that amounts expended in 2007 for tobacco leaf purchases for moist smokeless tobacco products will be slightly lower than amounts expended in 2006, while grape and bulk wine purchases and grape harvest costs for wine products will be greater than amounts in the corresponding 2006 period.

The Company is subject to various threatened and pending litigation and claims, as disclosed in Part II, Item 8, "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 21, Contingencies." The Company believes that the ultimate outcome of such litigation and claims will not have a material adverse effect on its consolidated results or its consolidated financial position, although if plaintiffs in these actions were to prevail, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position.

Working Capital

The Company's working capital, which is the excess of current assets over current liabilities, increased to $698 million at December 31, 2006 as compared to $630.8 million at December 31, 2005. The working capital increase in 2006 was mainly attributable to higher levels of cash and cash equivalents, inventories and short-term investments. In addition, assets held for sale were higher as of December 31, 2006 due to the planned disposal of certain corporate assets in connection with Project Momentum, including the building in which the Company's corporate headquarters are currently located. The ratio of current assets to current liabilities (current ratio) decreased slightly to 3.3 to 1 from 3.4 to 1, as the percentage increase in current liabilities was higher than that of current assets, mainly due to increased accounts payable and accrued expenses due to timing of payments.

Credit Facility

The Company has a $300 million three-year credit facility (the "Credit Facility") which expires in July 2007. The Company expects to replace the Credit Facility with a similar facility on or before its expiration. The Credit Facility requires the maintenance of certain financial ratios, the payment of commitment and administrative fees and includes affirmative and negative covenants customary for facilities of this type. The commitment fee payable on the unused portion of the Credit Facility is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is .15 percent per annum. This Credit Facility was executed primarily to support commercial paper borrowings. The Company had no direct borrowings under the Credit Facility or commercial paper borrowings at December 31, 2006. For additional information see Part II, Item 8, "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 9, Borrowing Arrangements."

Credit Ratings

Rating Agency	Rating	Outlook
Moody's	**A3**	Stable
Standard & Poor's	**A**	Stable

Factors that can impact the Company's credit ratings include changes in operating performance, the economic environment, conditions in the tobacco and alcoholic beverage industries, changes in the Company's financial condition and changes in the Company's business strategy. If a downgrade were to occur, it could adversely impact, among other things, the Company's future borrowing costs and access to capital markets.

A rating only reflects the view of a rating agency and is not a recommendation to buy, sell or hold the Company's debt. Any rating can be revised upward or downward or withdrawn at anytime by a rating agency, if the rating agency decides that the circumstances warrant the change. The rating information is being provided for informational purposes only; the Company is not incorporating any report of any rating agency in this Form 10-K.

CAPITAL EXPENDITURES

Over the last three years, capital expenditures for property, plant and equipment have averaged approximately $65.8 million per year.

Major areas of capital spending from 2004 through 2006 by segment were:

Smokeless Tobacco segment:

- Manufacturing, processing and packaging equipment;
- Retail marketing display fixtures;
- Computer equipment and software;
- Building improvements and renovations; and,
- Company aircraft.

Wine segment:

- Wine barrels and storage tanks;
- Wine making and processing equipment; and,
- Facilities expansion and renovations.

2004 - 2006 Average Capital Expenditure


Smokeless Tobacco, 78.7%
Wine, 19.8%
All Other Operations, 1.5%

As of December 31, 2006, the Company's planned capital expenditures for 2007 are expected to be approximately $82 million, for a range of projects, including manufacturing, processing and packaging equipment for the smokeless tobacco business and barrels and storage tanks for the wine business, as well as expenditures related to the relocation of the Company's headquarters later in the year. In addition, the Company expects to receive approximately $85 million in net proceeds in the first quarter of 2007 upon the closing of the sale of the building in which the Company's corporate headquarters are currently located.

DEBT

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. The notes mature on July 15, 2012, with semiannual interest payments.

In March 2000, the Company issued $300 million aggregate principal amount of 8.8 percent fixed rate senior notes, with interest payable semiannually. As previously noted, these notes were redeemed at maturity on March 15, 2005.

In May 1999, the Company issued $240 million aggregate principal amount of senior notes, of which $200 million is 7.25 percent fixed rate debt and $40 million is floating rate debt, which bears interest at the three-month LIBOR plus 90 basis points. The Company effectively fixed the interest rate on the $40 million in long-term floating rate senior notes at 7.25 percent through the execution of an interest rate swap. These notes mature on June 1, 2009, with interest payable semiannually and quarterly on the fixed and floating rate notes, respectively.

SHARE REPURCHASES AND DIVIDENDS

In December 2004, the Company's Board of Directors authorized a program under which the Company may repurchase up to 20 million shares of its outstanding common stock. The plan was approved to allow for the repurchase of additional shares, as the number of shares repurchased under a previous program were nearing the maximum authorized amount. The maximum allowable repurchase of 20 million shares under this previous program was reached during 2005, at which time the Company began repurchasing outstanding shares of its common stock under the December 2004 program. Through December 31, 2006, approximately 7.1 million shares have been repurchased at a cost of approximately $317 million under the December 2004 program. During each of the years 2006, 2005 and 2004, the Company spent $200 million under its share repurchase programs for the repurchase of Company common stock. The Company expects to spend $200 million again in 2007 to repurchase its common shares. Stock prices, market conditions and other factors will determine the actual number of shares repurchased.

During 2006, the Company paid quarterly cash dividends to stockholders of 57 cents per share, for an annual total of $2.28 per share, or an aggregate amount of $367.5 million. The dividend paid per share during 2006 represented an increase of 3.6 percent over the dividend paid in 2005. In December 2006, the Board of Directors increased the Company's first quarter 2007 dividend to stockholders to 60 cents per share, with an indicated annual rate of $2.40 per share. This represents a 5.3 percent increase over the dividend paid in 2006.

During 2006, the Company returned a total of $567.5 million to stockholders through share repurchases and dividend payments. On average, over the past three years the Company has returned approximately 97 percent of cash flow from operating activities to stockholders through share repurchases and dividend payments.

AGGREGATE CONTRACTUAL OBLIGATIONS

	Payments Due by Period				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Contractual Obligations					
Long-term debt	$ 840,000	$ —	$240,000	$ —	$600,000
Interest on long-term debt	282,002	57,151	105,601	79,500	39,750
Operating leases	103,634	8,612	16,933	11,469	66,620
Open purchase orders[1]	17,745	17,745	—	—	—
Unconditional purchase obligations	460,737	82,105	131,381	122,240	125,011
	$1,704,118	$165,613	$493,915	$213,209	$831,381

(1) Amount represents contractual obligations for materials and services on order at December 31, 2006, but not yet delivered. These represent short-term obligations made in the ordinary course of business.

The above table represents the Company's total contractual obligations as of December 31, 2006. Unconditional purchase obligations relate primarily to contractual commitments for the purchase of grapes for use in the production of wine. Purchase commitments under contracts to purchase grapes for periods beyond one year are subject to variability resulting from potential changes in market price indices. In the table above, unconditional purchase obligations of less than one year include $15.3 million for the purchase of leaf tobacco used in the production of moist smokeless tobacco products. There are no contractual obligations to purchase leaf tobacco with terms beyond one year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that are material to its results of operations or financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Estimates and Assumptions

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. In addition, estimates affect the determination of contingent assets and liabilities and their related disclosure. The Company bases its estimates on a number of factors, including historical information and other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates in the event there are changes in related conditions or assumptions. The development and selection of the disclosed estimates have been discussed with the Audit Committee of the Board of Directors. The following accounting policies are deemed to be critical, as they require accounting estimates to be made based upon matters that are highly uncertain at the time such estimates are made.

The Company's management believes that no one item that includes an assumption or estimate made by management could have a material effect on the Company's financial position or results of operations, with the exception of litigation matters and income taxes, if actual results are different from that assumption or estimate.

The Company exercises judgment when evaluating the use of assumptions and estimates, which may include the use of specialists and quantitative and qualitative analysis. Management believes that all assumptions and estimates used in the preparation of these financial statements are reasonable based on information currently available.

Inventory

The Company carries significant amounts of leaf tobacco, as well as bulk and bottled wine, as a result of the aging process required in the production of its moist smokeless tobacco and wine products, respectively. The carrying value of these inventories includes management's assessment of their estimated net realizable values. Management reviews these inventories to make judgments for potential write-downs for slow-moving, unsaleable or obsolete inventories, to reflect such inventories at the lower of cost or market. Factors considered in management's assessment include, but are not limited to, evaluation of cost trends, changes in customer demands, product pricing, physical deterioration and overall product quality.

Pension and Other Postretirement Benefit Plans

Amounts recognized in the financial statements for the Company's noncontributory defined benefit pension plans are determined using actuarial valuations. Inherent in these valuations are key assumptions, including those for the expected long-term rate of return on plan assets and the discount rate used in calculating the applicable benefit obligation. The Company evaluates these assumptions on an annual basis and considers adjustments to the applicable long-term factors based upon current market conditions, including changes in interest rates, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, *Employers' Accounting for Pensions* ("SFAS No. 87"). The Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS No. 158"), the provisions of which did not impact its evaluation of assumptions in accordance with SFAS No. 87. Changes in the related pension expense and benefit obligation may occur in the future as a result of changes in these assumptions. Pension expense was approximately $33.7 million, $27.6 million and $27.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. On average, over the past three years, excluding special termination charges recognized in 2006 in connection with Project Momentum, approximately 79 percent of pension expense was reflected in selling, advertising and administrative expenses, while the remainder was included in cost of products sold. The increase in pension expense for 2006 was primarily the result of $4 million in special termination benefits provided to certain individuals terminated in connection with Project Momentum, which was reflected in restructuring charges. The Company believes the long-term rate of return of 7.5 percent is reasonable based upon the plans' asset composition and information available at the time, along with consideration of historical trends. The Company used a discount rate of 6 percent to calculate its pension liabilities at December 31, 2006. This rate approximates the rate at which current pension liabilities could effectively be settled. At December 31, 2006, actuarial losses recognized in accumulated other comprehensive income, including those associated with pension plan asset performance, were approximately $81.7 million. These losses will be amortized over the applicable remaining service period which is approximately 11 years. The Company made a discretionary contribution of $0.4 million to one of its qualified pension plans in 2006. In addition, during 2006, the Company made contributions of $6 million to its non-qualified pension plans. The Company expects to contribute $7.2 million to these non-qualified pension plans in 2007. The impact of a higher discount rate, as well as lower amortization of actuarial losses, is expected to result in lower pension expense for 2007. The following provides a sensitivity analysis, which demonstrates the effects that adverse changes in actuarial assumptions would have had on 2006 pension expense. A 50 basis point decrease in the expected long-term rate of return on plan assets would increase pension expense by approximately $1.5 million, while the same basis point decrease in the discount rate would result in an increase of approximately $4.3 million.

The Company maintains a number of other postretirement welfare benefit plans which provide certain medical and life insurance benefits to substantially all full-time employees who have completed specified age and service requirements upon retirement. Amounts recognized in the financial statements in connection with these other postretirement benefit plans are determined utilizing actuarial valuations. Expense related to these plans was approximately $9 million for each of the years ended December 31, 2006 and 2005 and $5.6 million for the year ended December 31, 2004. The key assumptions inherent in these valuations include health care cost trend rates and the discount rate used in calculating the applicable postretirement benefit obligation, each of which are evaluated by the Company on an annual basis, in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* ("SFAS No. 106"). Future changes in the related postretirement benefit expense may be impacted by changes in these assumptions. The Company's aforementioned adoption of SFAS No. 158 did not impact its evaluation of assumptions in accordance with SFAS No. 106. The Company used a discount rate of 6 percent to calculate its postretirement benefit obligation at December 31, 2006, which approximates the rate at which current postretirement benefit liabilities could effectively be settled. The health care cost trend increase used in calculating the postretirement benefit obligation at December 31, 2006 is assumed to be 8 percent in 2007 and is expected to decrease gradually to 4.5 percent by 2013 and remain level thereafter. The following provides a sensitivity analysis demonstrating the impact that a 100 basis point increase or decrease in the assumed health care cost trend rate would have on both the postretirement benefit obligation and the related expense. A 100 basis point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation and related expense by approximately $12.4 million and $1.8 million, respectively. A 100 basis point decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation and related expense by approximately $10.9 million and $1.5 million, respectively.

Sales Returns

The Company's primary business, which is the manufacture and sale of moist smokeless tobacco, sells products with expiration dates relative to freshness. It is the Company's policy to accept sales returns from its customers for products that have exceeded such dates. The Company's assumptions regarding sales return accruals are based on historical experience, current sales trends and other factors, and there has not been a significant fluctuation between assumptions and actual return activity on a historical basis. Actual sales returns represented approximately 6.3 percent, 5.6 percent and 5 percent of annual moist smokeless tobacco can gross sales for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in returned goods as a percentage of gross sales over the past three years was predominantly due to the growth of new products, including line extensions, which tend to have higher levels of returns than well-established, core brands. Higher levels of promotional activity associated with the implementation of the premium brand loyalty initiative also contributed to the increase from 2005 to 2006. Significant increases or decreases in moist smokeless tobacco can sales, promotional activities, new product introductions, product quality issues and competition could affect sales returns in the future. Accrued sales returns at December 31, 2006 and 2005 totaled $17.6 million and $16.6 million, respectively.

Contingencies

The Company is subject to various threatened and pending litigation claims and discloses those matters in which the probability of an adverse outcome is other than remote, in the notes to its consolidated financial statements. The assessment of probability with regards to the outcome of litigation matters is made with the consultation of external counsel. Litigation is subject to many uncertainties, and it is possible that some of the legal actions, proceedings or claims could ultimately be decided against the Company. An unfavorable outcome of such actions could have a material adverse effect on the Company's results of operations, cash flows or financial position. See Part II, Item 8, "Notes to the Consolidated Financial Statements — Note 21, Contingencies," for disclosure of the Company's assessment related to pending litigation matters.

Income Taxes

The Company's income tax provision takes into consideration pretax income, statutory tax rates and the Company's tax profile in the various jurisdictions in which it operates. The tax bases of the Company's assets and liabilities reflect its best estimate of the future tax benefit and costs it expects to realize when such amounts are included in its tax returns. Quantitative and probability analysis, which incorporates management's judgment, is required in determining the Company's effective tax rate and in evaluating its tax positions. Notwithstanding the fact that all of the Company's tax filing positions are supported by the requisite tax and legal authority, accruals are established in accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), when the Company believes that these positions are likely to be subject to challenge by a tax authority. The Internal Revenue Service and other tax authorities audit the Company's income tax returns on a continuous basis. Depending on the tax jurisdiction, a number of years may elapse before a particular matter for which the Company has established an accrual is audited and ultimately resolved. While it is often difficult to predict the timing of tax audits and their final outcome, the Company believes that its accruals reflect the probable outcome of known tax contingencies. However, the final resolution of any such tax audits could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a significant impact on the results of operations in any given period. The Company continually and regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. In that regard, FIN 48 amends SFAS No. 5 to eliminate its applicability to income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the interpretation will have a material impact on its results from operations or financial position.

NEW ACCOUNTING STANDARDS

The Company reviews new accounting standards to determine the expected financial impact, if any, that the adoption of each such standard will have. As of the filing of this Form 10-K, there were no new accounting standards issued that were projected to have a material impact on the Company's consolidated financial position, results of operations or liquidity. Refer to Part II, Item 8, "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2, Recent Accounting Pronouncements," for further information regarding new accounting standards.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The disclosure and analysis in this report, as well as in other reports filed with or furnished to the SEC or statements made by the Company, may contain forward-looking statements that describe the Company's current expectations or forecasts of future events. One can usually identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other similar words or terms in connection with any discussion of future operating or financial performance. These include statements relating to future actions, performance or results related to current or future products or product approvals, sales efforts, expenses, the outcome of contingencies such as legal proceedings and financial results. From time to time, the Company may provide oral or written forward-looking statements in other public materials.

The Private Securities Litigation Reform Act of 1995 ("the Act") provides a safe harbor for forward-looking information made on behalf of the Company. All statements, other than statements of historical facts, which address activities or actions that the Company expects or anticipates will or may occur in the future, and growth of the Company's operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.

Any one, or a combination, of these factors could materially affect the results of the Company's operations. These risks and uncertainties include uncertainties associated with:

- The risk factors described under Part I, Item 1A, "Risk Factors," of this Form 10-K;
- Ongoing and future litigation relating to product liability, antitrust and other matters and legal and other regulatory initiatives;
- Federal and state legislation, including actual and potential excise tax increases, and marketing restrictions relating to matters such as warning notices, ingredients and constituent disclosure requirements, flavorings, advertising and promotion, adult sampling and minimum age of purchase;
- Competition from other companies, including any new entrants into the marketplace;
- Wholesaler ordering patterns;
- Consumer preferences, including those relating to premium and price-value brands and receptiveness to new product introductions and marketing and other promotional programs;
- The cost of tobacco leaf and other raw materials;
- Global supply of grapes;
- Conditions in capital markets; and,
- Other factors described in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K to the SEC.

Furthermore, forward-looking statements made by the Company are based on knowledge of its business and the environment in which it operates, but because of the factors listed above, as well as other factors beyond the control of the Company, actual results may differ from those in the forward-looking statements. The forward-looking statements speak only as to the date when they are made. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. However, the public is advised to review any future disclosures the Company makes on related subjects in its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K to the SEC.

Item 7A — Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

In the normal course of business, the Company is exposed to market risk, primarily in the form of interest rate risk. The Company routinely monitors this risk, and has instituted policies and procedures to minimize the adverse effects of changes in interest rates on its net earnings and cash flows. To manage borrowing costs, the Company uses a combination of fixed rate and floating rate debt, as well as derivative instruments, primarily interest rate swaps and treasury locks. All derivative contracts are for non-trading purposes, and are entered into with major reputable financial institutions with investment grade credit ratings, thereby minimizing counterparty risk.

At December 31, 2006 and 2005, the Company had $800 million in fixed rate senior notes and $40 million in floating rate senior notes outstanding. The fixed rate senior notes outstanding at December 31, 2006 and 2005 were comprised of long-term notes of $600 million and $200 million bearing interest rates of 6.625 percent and 7.25 percent, respectively. In order to hedge the interest rate risk on the $40 million floating rate senior notes, the Company entered into an interest rate swap to pay a fixed rate of interest (7.25 percent) and receive a floating rate of interest on the notional amount of $40 million. This swap fixes the interest rate on the $40 million in long-term floating rate senior notes at 7.25 percent. The fair value of the interest rate swap at December 31, 2006 was a net liability of $1.1 million, based on a dealer quote, and considering current market rates. The Company has completed a sensitivity analysis of interest rate risk and the effects of hypothetical sudden changes in the applicable market conditions on this fair value, based upon 2006 year-end positions. Computations of the potential effects of the hypothetical market changes are based upon various assumptions, involving interest rate changes, keeping all other variables constant. Based upon an immediate 100 basis point increase in the applicable interest rate at December 31, 2006, the fair value of the interest rate swap would increase by approximately $0.9 million to a net liability of $0.2 million. Conversely, a 100 basis point decrease in that rate would decrease the fair value of the swap by $0.9 million to a net liability of $2 million.

The fair value of the Company's fixed rate senior notes at December 31, 2006 was $841.4 million, reflecting the application of current interest rates offered for debt with similar terms and maturities. This fair value is subject to fluctuations resulting from changes in the applicable market interest rates. As an indication of these notes' sensitivity to changes in interest rates, based upon an immediate 100 basis point increase in the applicable interest rates at December 31, 2006, the fair value of the Company's fixed rate senior notes would decrease by approximately $33 million. Conversely, a 100 basis point decrease in that rate would increase the fair value of these notes by $34.8 million.

During 2006, the Company entered into a forward starting interest rate swap to hedge against the variability of forecasted interest payments attributable to changes in interest rates through the date of an anticipated debt issuance in 2009. The forward starting interest rate swap has a notional amount of $100 million and the terms call for the Company to receive interest quarterly at a variable rate equal to the London InterBank Offered Rate ("LIBOR") and to pay interest semi-annually at a fixed rate of 5.715 percent. The Company expects that the forward starting swap will be perfectly effective in offsetting the variability in the forecasted interest rate payments, as, at inception, the critical terms of the forward starting swap exactly match the critical terms of the expected debt issuance. This forward starting swap has the effect of fixing the interest rate on an anticipated $100 million debt issuance in 2009. The fair value of the forward starting interest rate swap at December 31, 2006 was a net liability of $3.1 million, based on a dealer quote, and considering current market rates. As an indication of the forward starting swap's sensitivity to changes in interest rates, based upon an immediate 100 basis point increase in the applicable interest rate at December 31, 2006, the fair value of the forward starting swap would increase by approximately $6.5 million to a net asset of $3.4 million. Conversely, a 100 basis point decrease in that rate would decrease the fair value of these notes by $7.5 million to a net liability of $10.6 million.

Taking into account the Company's floating rate senior notes payable and interest rate swap outstanding at December 31, 2006, each 100 basis point increase or decrease in the applicable market rates of interest, with all other variables held constant, would not have any effect on interest expense. This is due to the full correlation of the terms of the notes with those of the swap, which results in interest rates on all debt outstanding being fixed at December 31, 2006.

These hypothetical changes and assumptions may be different from what actually takes place in the future, and the computations do not take into account management's possible actions if such changes actually occurred over time. Considering these limitations, actual effects on future earnings could differ from those calculated above.

Foreign Currency Risk

The Company occasionally enters into foreign currency forward contracts, designated as cash flow hedges, in order to hedge the risk of variability in cash flows associated with foreign currency payments required in connection with forecasted transactions to purchase oak barrels for its wine operations and firm commitments to purchase certain equipment for its tobacco operations. There were no foreign currency forward contracts outstanding at December 31, 2006.

Concentration of Credit Risk

The Company routinely invests portions of its cash in short-term instruments deemed to be cash equivalents. It is the Company's policy to ensure that these instruments are comprised of only investment grade securities (as determined by a third-party rating agency) which mature in three months or less. These factors, along with continual monitoring of the credit status of the issuer companies and securities, reduce the Company's exposure to investment risk associated with these securities. At December 31, 2006, the Company had approximately $249.8 million invested in these instruments.

Short-term investments at December 31, 2006 of $20 million were comprised of auction rate securities ("ARS"), which are long-term variable (floating) rate bonds that are tied to short-term interest rates. The stated maturities for these securities are generally 20 to 30 years, but their floating interest rates are reset at seven, 28 or 35-day intervals via a Dutch Auction process. Given the fact that ARS are floating rate investments, they are typically traded at par value, with interest paid at each auction.

Commodity Price Risk

The Company has entered into unconditional purchase obligations in the form of contractual commitments to purchase leaf tobacco for use in manufacturing smokeless tobacco products and grapes and bulk wine for use in producing wine. See "Aggregate Contractual Obligations" in Item 7 for additional details.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of UST Inc.:

We have audited the accompanying consolidated statement of financial position of UST Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed on Schedule II in Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UST Inc. at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Also, as discussed in Note 14 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of UST Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of UST Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that UST Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UST Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that UST Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, UST Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of UST Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2006 of UST Inc. and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 22, 2007

UST INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31		
	2006	**2005**	**2004**
Net sales	**$1,850,911**	$1,851,885	$1,838,238
Costs and expenses:			
Cost of products sold	**412,971**	392,670	363,357
Excise taxes	**53,117**	50,461	49,284
Selling, advertising and administrative	**525,990**	518,797	513,570
Restructuring charges	**21,997**	—	—
Antitrust litigation	**2,025**	11,762	(582)
Total costs and expenses	**1,016,100**	973,690	925,629
Operating income	**834,811**	878,195	912,609
Interest, net	**41,785**	50,578	75,019
Earnings from continuing operations before income taxes	**793,026**	827,617	837,590
Income tax expense	**291,060**	293,349	299,538
Earnings from continuing operations	**501,966**	534,268	538,052
Income (loss) from discontinued operations, including income tax effect	**3,890**	—	(7,215)
Net earnings	**$ 505,856**	$ 534,268	$ 530,837
Net earnings per basic share:			
Earnings from continuing operations	**$ 3.13**	$ 3.26	$ 3.26
Income (loss) from discontinued operations	**0.02**	—	(0.05)
Net earnings per basic share:	**$ 3.15**	$ 3.26	$ 3.21
Net earnings per diluted share:			
Earnings from continuing operations	**$ 3.10**	$ 3.23	$ 3.23
Income (loss) from discontinued operations	**0.02**	—	(0.04)
Net earnings per diluted share:	**$ 3.12**	$ 3.23	$ 3.19
Dividends per share	**$ 2.28**	$ 2.20	$ 2.08
Average number of shares:			
Basic	**160,772**	163,949	165,164
Diluted	**162,280**	165,497	166,622

The accompanying notes are integral to the Consolidated Financial Statements.

UST INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands)

	December 31 2006	December 31 2005
Assets:		
Current assets:		
Cash and cash equivalents	**$ 254,393**	$ 202,025
Short-term investments	**20,000**	10,000
Accounts receivable	**52,501**	54,186
Inventories	**601,258**	583,407
Deferred income taxes	**11,370**	11,622
Income taxes receivable	**—**	2,400
Assets held for sale	**31,452**	3,433
Prepaid expenses and other current assets	**27,136**	22,481
Total current assets	**998,110**	889,554
Property, plant and equipment, net	**389,810**	431,168
Deferred income taxes	**26,239**	—
Other assets	**26,189**	46,261
Total assets	**$1,440,348**	$1,366,983
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable and accrued expenses	**$ 268,254**	$ 231,061
Income taxes payable	**18,896**	12,566
Litigation liability	**12,927**	15,151
Total current liabilities	**300,077**	258,778
Long-term debt	**840,000**	840,000
Postretirement benefits other than pensions	**86,413**	85,819
Pensions	**142,424**	92,159
Deferred income taxes	**—**	11,972
Other liabilities	**5,608**	3,157
Total liabilities	**1,374,522**	1,291,885
Contingencies (see Note 21)		
Stockholders' equity:		
Capital stock(1)	**104,956**	103,810
Additional paid-in capital	**1,036,237**	945,466
Retained earnings	**635,272**	497,389
Accumulated other comprehensive loss	**(56,871)**	(17,802)
	1,719,594	1,528,863
Less treasury stock(2)	**1,653,768**	1,453,765
Total stockholders' equity	**65,826**	75,098
Total liabilities and stockholders' equity	**$1,440,348**	$1,366,983

(1) Common Stock par value $.50 per share: Authorized — 600 million shares; Issued — 209,912,510 shares in 2006 and 207,620,439 shares in 2005. Preferred Stock par value $.10 per share: Authorized — 10 million shares; Issued — None.

(2) 49,319,673 shares and 45,049,378 shares of treasury stock at December 31, 2006 and December 31, 2005, respectively.

The accompanying notes are integral to the Consolidated Financial Statements.

UST INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2006	**2005**	**2004**
Operating Activities:			
Net earnings	**$ 505,856**	$ 534,268	$ 530,837
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**45,839**	46,438	47,647
Share-based compensation expense	**10,403**	5,976	3,181
Excess tax benefits from share-based compensation	**(9,863)**	—	—
Goodwill and intangible impairment	**—**	3,313	—
(Gain) loss on disposition of property, plant and equipment	**(327)**	8,911	2,946
Deferred income taxes	**(16,922)**	19,167	100,767
Changes in operating assets and liabilities:			
Accounts receivable	**1,685**	(12,724)	25,951
Inventories	**(15,780)**	(16,247)	(22,780)
Prepaid expenses and other assets	**14,703**	16,255	13,573
Accounts payable, accrued expenses, pensions and other liabilities	**40,541**	6,757	51,172
Income taxes	**22,945**	(39,977)	27,918
Litigation liability	**(2,224)**	(11,438)	(215,797)
Net cash provided by operating activities	**596,856**	560,699	565,415
Investing Activities:			
Short-term investments, net	**(10,000)**	50,000	(55,000)
Purchases of property, plant and equipment	**(37,044)**	(89,947)	(70,326)
Proceeds from dispositions of property, plant and equipment	**6,179**	22,942	6,956
Acquisition of business	**(10,578)**	—	—
Investment in joint venture	**(3,620)**	—	—
Net cash used in investing activities	**(55,063)**	(17,005)	(118,370)
Financing Activities:			
Repayment of debt	**—**	(300,000)	—
Excess tax benefits from share-based compensation	**9,863**	—	—
Proceeds from the issuance of stock	**68,214**	69,375	114,276
Dividends paid	**(367,499)**	(361,208)	(344,128)
Stock repurchased	**(200,003)**	(200,038)	(200,031)
Net cash used in financing activities	**(489,425)**	(791,871)	(429,883)
Increase (decrease) in cash and cash equivalents	**52,368**	(248,177)	17,162
Cash and cash equivalents at beginning of year	**202,025**	450,202	433,040
Cash and cash equivalents at end of the period	**$ 254,393**	$ 202,025	$ 450,202
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes	**$ 283,618**	$ 314,735	$ 175,972
Interest	**$ 57,151**	$ 70,351	$ 83,551

The accompanying notes are integral to the Consolidated Financial Statements.

UST INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' (Deficit) Equity	Comprehensive Income
Balance at December 31, 2003	$ 103,750	$ 752,549	$ 306,091	$ (23,458)	$ (1,254,119)	$ (115,187)	
Comprehensive income:							
Net earnings	—	—	530,837	—	—	530,837	$ 530,837
Other comprehensive income, net of tax:							
Net deferred gain on cash flow hedges	—	—	—	837	—	837	837
Foreign currency translation adjustment	—	—	—	1,751	—	1,751	1,751
Minimum pension liability adjustment	—	—	—	959	—	959	959
Other comprehensive income							3,547
Comprehensive income							$ 534,384
Cash dividends — $2.08 per share	—	—	(344,128)	—	—	(344,128)	
Exercise of stock options — 3,849,000 shares and issuance of restricted stock — 205,560 shares	2,027	109,191	—	—	—	111,218	
Income tax benefits and decrease in receivables from exercise of stock options	—	23,309	—	—	—	23,309	
Stock repurchased — 4,939,400 shares	—	—	—	—	(200,031)	(200,031)	
Balance at December 31, 2004	105,777	885,049	492,800	(19,911)	(1,454,150)	9,565	
Comprehensive income:							
Net earnings	—	—	534,268	—	—	534,268	$ 534,268
Other comprehensive income (loss), net of tax:							
Net deferred gain on cash flow hedges	—	—	—	1,400	—	1,400	1,400
Foreign currency translation adjustment	—	—	—	1,161	—	1,161	1,161
Minimum pension liability adjustment	—	—	—	(452)	—	(452)	(452)
Other comprehensive income							2,109
Comprehensive income							$ 536,377
Cash dividends — $2.20 per share	—	—	(361,208)	—	—	(361,208)	
Exercise of stock options — 2,179,000 shares; issuance of stock and restricted stock — 199,409 shares; issuance of stock upon conversion of restricted stock units — 24,359 shares	1,202	69,779	—	—	—	70,981	
Income tax benefits and decrease in receivables from exercise of stock options	—	19,421	—	—	—	19,421	
Stock repurchased — 4,438,642 shares	—	—	—	—	(200,038)	(200,038)	
Retirement of treasury stock — 6,337,275 shares	(3,169)	(28,783)	(168,471)	—	200,423	—	
Balance at December 31, 2005	103,810	945,466	497,389	(17,802)	(1,453,765)	75,098	
Comprehensive income:							
Net earnings	—	—	505,856	—	—	505,856	$505,856
Other comprehensive income (loss), net of tax:							
Net deferred loss on cash flow hedges	—	—	—	(1,417)	—	(1,417)	(1,417)
Foreign currency translation adjustment	—	—	—	639	—	639	639
Minimum pension liability adjustment	—	—	—	924	—	924	924
Other comprehensive income							146
Comprehensive income							$506,002
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	(39,215)	—	(39,215)	
Cash dividends — $2.28 per share	—	—	(367,499)	—	—	(367,499)	
Dividend equivalents on share-based awards	—	—	(474)	—	—	(474)	
Exercise of stock options — 2,112,200 shares	1,056	65,670	—	—	—	66,726	
Share-based compensation, net of forfeitures:							
Stock and restricted stock awards — 158,549 shares	79	7,465	—	—	—	7,544	
Stock options	—	185	—	—	—	185	
Restricted stock units	—	2,869	—	—	—	2,869	
Issuance of stock upon conversion of restricted stock units — 21,322 shares	11	(1,039)	—	—	—	(1,028)	
Income tax benefits and decrease in receivables from exercise of stock options	—	15,621	—	—	—	15,621	
Stock repurchased — 4,270,295 shares	—	—	—	—	(200,003)	(200,003)	
Balance at December 31, 2006	$104,956	$1,036,237	$ 635,272	$ (56,871)	$ (1,653,768)	$ 65,826	

The accompanying notes are integral to the Consolidated Financial Statements.

1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

UST Inc. (the "Company"), is a holding company for its wholly-owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd. U.S. Smokeless Tobacco Company is a leading manufacturer and marketer of moist smokeless tobacco products and International Wine & Spirits Ltd., through its Ste. Michelle Wine Estates subsidiary, produces and markets premium wines sold nationally. The Company conducts its business principally in the United States.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the consolidated financial statements are appropriate, however, actual results may differ from these estimates. The consolidated financial statements include the accounts of the Company and all of its subsidiaries after the elimination of intercompany accounts and transactions. Certain prior year amounts have been reclassified to conform to the 2006 financial statement presentation.

The estimated fair values of amounts reported in the consolidated financial statements have been determined by using available market information or appropriate valuation methodologies. All current assets and current liabilities are carried at their fair values, which approximate market values, because of their short-term nature. The fair values of long-term assets and long-term liabilities approximate their carrying values, with the exception of the Company's senior notes (see Note 9, "Borrowing Arrangements").

As a result of the transfer of the Company's cigar operation to a smokeless tobacco competitor in 2004, pursuant to an agreement to resolve an antitrust action, the results related to this operation are presented as Discontinued Operations (see Note 19, "Discontinued Operations").

Revenue Recognition

Revenue from the sale of moist smokeless tobacco products is recognized, net of any discounts or rebates granted, when title passes, which corresponds with the arrival of such products at customer locations. Revenue from the sale of wine is recognized, net of allowances, at the time products are shipped to customers. Revenue from the sale of all other products is predominantly recognized when title passes, which occurs at the time of shipment to customers.

The Company records an accrual for estimated future sales returns of smokeless tobacco products based upon historical experience, current sales trends and other factors, in the period in which the related products are shipped.

Costs associated with the Company's sales incentives, consisting of consideration offered to any purchasers of the Company's products at any point along the distribution chain, are recorded as a reduction to "net sales" on the Consolidated Statement of Operations.

Shipping and handling costs incurred by the Company in connection with products sold are included in "cost of products sold" on the Consolidated Statement of Operations.

Cash and Cash Equivalents

Cash equivalents are amounts invested in investment grade instruments with maturities of three months or less when acquired.

Short-Term Investments

Short-term investments at December 31, 2006 and 2005 were comprised of auction-rate securities ("ARS"), which are long-term variable (floating) rate bonds that are tied to short-term interest rates. The stated maturities for these securities are generally 20 to 30 years, but their floating interest rates are reset at seven, 28 or 35-day intervals via a Dutch Auction process. Given the fact that ARS are floating rate investments, they are typically traded at par value, with interest paid at each auction.

Inventories

Inventories are stated at lower of cost or market. Elements of cost included in products in process and finished goods inventories include raw materials, comprised primarily of leaf tobacco and grapes, direct labor and manufacturing overhead. The majority of leaf tobacco costs is determined using the last-in, first-out (LIFO) method. The cost of the remaining inventories is determined using the first-in, first-out (FIFO) and average cost methods. Leaf tobacco and wine inventories are included in current assets as a standard industry practice, notwithstanding the fact that such inventories are carried for several years for the purpose of curing and aging.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based on estimated salvage values, where applicable, and the estimated useful lives of the assets. Improvements are capitalized if they extend the useful lives of the related assets, while repairs and maintenance costs are expensed when incurred. The Company capitalizes interest related to capital projects that qualify for such treatment under Statement of Financial Accounting Standards ("SFAS") No. 34, *Capitalization of Interest Costs.*

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the carrying values of long-lived assets, including property, plant and equipment and finite-lived intangible assets, are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.

Assets Held for Sale

Long-lived assets are classified as held for sale when certain criteria are met. These criteria include management's commitment to a plan to sell the assets; the availability of the assets for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets has been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being marketed at reasonable prices in relation to their fair value; and the unlikelihood that significant changes will be made to the plan to sell the assets. The Company measures long-lived assets to be disposed of by sale at the lower of carrying amount or fair value, less cost to sell. See Note 4, "Assets Held for Sale," for further information.

Income Taxes

Income taxes are provided on all revenue and expense items included in the Consolidated Statement of Operations, regardless of the period in which such items are recognized for income tax purposes, adjusted for items representing permanent differences between pretax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company's income tax provision takes into consideration pretax income, statutory tax rates and the Company's tax profile in the various jurisdictions in which it operates. The tax bases of the Company's assets and liabilities reflect its best estimate of the future tax benefit and costs it expects to realize when such amounts are included in its tax returns. Quantitative and probability analysis, which incorporates management's judgment, is required in determining the Company's effective tax rate and in evaluating its tax positions. Notwithstanding the fact that all of the Company's tax filing positions are supported by the requisite tax and legal authority, accruals are established in accordance with SFAS No. 5, *Accounting for Contingencies*, when the Company believes that these positions are likely to be subject to challenge by a tax authority.

The Internal Revenue Service and other tax authorities audit the Company's income tax returns on a continuous basis. Depending on the tax jurisdiction, a number of years may elapse before a particular matter for which the Company has established an accrual is audited and ultimately resolved.

While it is often difficult to predict the timing of tax audits and their final outcome, the Company believes that its accruals reflect the probable outcome of known tax contingencies. However, the final resolution of any such tax audit could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a significant impact on the results of operations in any given period. The Company continually and regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period.

Advertising Costs

The Company expenses the production costs of advertising in the period in which they are incurred. Advertising expenses, which include print and point of sale advertising and certain trade and marketing promotions, were $71.2 million in 2006, $66.7 million in 2005 and $75.5 million in 2004. At December 31, 2006 and 2005, $4.3 million of advertising-related materials were included in prepaid expenses and other current assets.

Goodwill and Other Intangible Assets

In accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill and other intangible assets with indefinite lives for impairment on an annual basis (or on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value). The Company conducts testing for impairment during the fourth quarter of its fiscal year. Intangible assets that do not have indefinite lives are amortized based on average lives, which range from 3-20 years.

Share-Based Compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), *Share-based Payment*, ("SFAS No. 123(R)"). The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, *Accounting for Stock Based Compensation* ("SFAS No. 123"); however, SFAS No. 123(R) requires all share-based payments issued to acquire goods or services, including grants of employee stock options, to be recognized in the statement of operations based on their fair values, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma disclosure required under SFAS No. 123 for the periods prior to adoption of SFAS No. 123(R), the Company accounted for forfeitures as they occurred. Pro forma disclosure, as allowed under SFAS 123, is no longer an alternative. See Note 12, "Share-Based Compensation," for further information.

Prior to adoption of SFAS No. 123(R), the Company accounted for share-based compensation awards to employees and non-employee directors in accordance with the intrinsic value-based method prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"), as permitted under SFAS No. 123. Under the intrinsic value-based method, no share-based compensation expense was reflected in net earnings as a result of stock option grants, as all options granted under these plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. Compensation expense was recognized in net earnings during the years ended December 31, 2005 and 2004, as a result of restricted stock granted to employees and non-employee directors and restricted stock units granted to employees.

Foreign Currency Translation

In connection with foreign operations with functional currencies other than the U.S. dollar, assets and liabilities are translated at current exchange rates, while income and expenses are translated at the average rates for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss.

Net Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had the potential dilutive shares of common stock been issued. The dilutive effect of outstanding options, restricted stock and restricted stock units is reflected in diluted earnings per share by applying the treasury stock method under SFAS No. 128, *Earnings per Share*. Under the treasury stock method, an increase in the fair value of the Company's common stock can result in a greater dilutive effect from outstanding options, restricted stock and restricted stock units. Furthermore, the exercise of options and the vesting of restricted stock and restricted stock units can result in a greater dilutive effect on earnings per share. See Note 18, "Net Earnings Per Share," for additional information.

Excise Taxes

The Company accounts for excise taxes on a gross basis, reflecting the amount of excise taxes recognized in both net sales and costs. Accordingly, amounts reported in "net sales" on the Consolidated Statement of Operations for each year include an amount equal to that reported in the "excise taxes" line item.

2 — RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides a common definition of fair value to be applied to existing GAAP requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and, as such, the Company plans to adopt the provisions of SFAS No. 157 on January 1, 2008. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on its results of operations and financial condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and, as such, the Company has adopted the provisions of FIN 48 as of

January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact this pronouncement may have on its results of operations and financial condition.

There were no other recently issued accounting pronouncements with delayed effective dates that would currently have a material impact on the consolidated financial statements of the Company.

3 — INVENTORIES

Inventories at December 31, 2006 and 2005 were as follows:

	December 31	
	2006	**2005**
Leaf tobacco	**$201,035**	$202,553
Products in process	**233,741**	203,396
Finished goods	**145,820**	156,343
Other materials and supplies	**20,662**	21,115
	$601,258	$583,407

At December 31, 2006 and 2005, $221.4 million and $230.2 million, respectively, of leaf tobacco inventories were valued using the LIFO method. The average costs of these inventories were greater than the amounts at which these inventories were carried in the Consolidated Statement of Financial Position by $73.4 million and $74.4 million, respectively. The reduction in leaf tobacco inventories during 2006 resulted in a liquidation of LIFO inventory layers, the effect of which was not material to the Company's results of operations. At December 31, 2006 and 2005, leaf tobacco of $53 million and $46.8 million, respectively, was valued using the average cost method, reflecting the cost of those leaf tobacco purchases made subsequent to the previous crop year end.

4 — ASSETS HELD FOR SALE

The Company had $31.5 million classified as "assets held for sale" at December 31, 2006, which includes a building located in Greenwich, Connecticut, in which the Company's corporate headquarters are located, a corporate conference center located in Watch Hill, Rhode Island, and a winery property located in the State of Washington. The properties met the criteria to be considered held for sale under SFAS No. 144 at December 31, 2006. As the net carrying values of the assets were lower than their respective estimated fair value less costs to sell, there were no impairment charges recorded in 2006, upon management's commitment to dispose of the properties.

Of the $31.5 million classified as assets held for sale, $28.5 million relates to the Company's corporate headquarters, $1.9 million relates to the Watch Hill conference center and $1.1 million relates to the Washington winery property. Management, having proper authority, initiated the disposal of the Company's corporate headquarters building and the corporate conference center in connection with the Company's cost-reduction initiative called Project Momentum (see Note 20, "Restructuring" for additional information regarding this initiative). Management, having proper authority, initiated the disposal of the Washington winery property in connection with the overall strategic objectives of the Company's winery operations. In January 2007, the Company sold the winery property for net proceeds of $3.1 million, resulting in a pre-tax gain of $2 million. In February 2007, the Company entered into a definitive purchase and sale agreement providing for the sale of the Company's corporate headquarters for cash proceeds of $130 million, as well as a below-market, short-term lease with an imputed fair market value of approximately $6.7 million. This sale is expected to close in the first quarter of 2007, and will result in a pre-tax gain of approximately $105 million. The Company currently anticipates that the sale of the Watch Hill conference center will occur later in 2007.

On March 30, 2006, the Company sold a winery property located in California with a carrying value of $3.4 million for net proceeds of $5.9 million, resulting in a pre-tax gain of $2.5 million which was recorded as a reduction to selling, advertising and administrative ("SA&A") expenses in the Consolidated Statement of Operations. Prior to this transaction, the carrying value of the property was included as "assets held for sale" on the December 31, 2005 Consolidated Statement of Financial Position.

5 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are reported at cost less accumulated depreciation. Property, plant and equipment at December 31, 2006 and 2005 are as follows:

		December 31	
	Lives (Years)	2006	2005
Land	-	$ 15,100	$ 18,417
Buildings and building improvements	1 - 40*	195,522	242,025
Vineyards	25	23,739	23,614
Machinery and equipment	3 - 20	531,525	525,242
		765,886	809,298
Less accumulated depreciation		376,076	378,130
		$389,810	$431,168

* The life of buildings is generally between 10 and 40 years, whereas the life of building improvements is generally between one and seven years.

Depreciation expense was $44.8 million for 2006, $45.3 million for 2005 and $45.4 million for 2004.

6 — COMMITMENTS

Purchase Agreements

At December 31, 2006, the Company had entered into unconditional purchase obligations in the form of contractual commitments. Unconditional purchase obligations are commitments that are either noncancelable or cancelable only under certain predefined conditions.

The Company is obligated to make payments in the upcoming year of approximately $15.3 million for leaf tobacco to be used in the production of moist smokeless tobacco products. The decrease from the December 31, 2005 commitment of $19.1 million is primarily a result of the timing on delivery of tobacco.

Purchase commitments under contracts to purchase grapes for periods beyond one year are subject to variability resulting from potential changes in market price indices. The Company is obligated to make future payments for purchases and processing of grapes for use in the production of wine, based on estimated yields and market conditions, as follows:

	2007	2008	2009	2010	2011	Thereafter	Total
Grape commitments	$66,805	$65,605	$65,776	$63,193	$59,047	$125,011	$445,437

Payments made in connection with unconditional purchase obligations for grapes were $61.9 million, $54.6 million and $47.6 million in 2006, 2005 and 2004, respectively.

Operating Leases

The Company leases certain property and equipment under various operating lease arrangements. Certain leases contain escalation clauses as well as renewal options, whereby the Company can extend the lease term for periods ranging up to five years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2006:

	2007	2008	2009	2010	2011	Thereafter	Total
Lease commitments ..	$7,789	$8,772	$8,161	$6,420	$5,049	$66,620	$102,811

Rent expense was $12.1 million for 2006, $12.5 million for 2005 and $13.8 million for 2004.

7 — OTHER ASSETS

Other assets at December 31, 2006 and 2005 consisted of the following:

	December 31	
	2006	2005
Prepaid pension costs	$ 1,138	$32,422
Capitalized debt costs	3,332	4,343
Goodwill	6,547	2,649
Other	15,172	6,847
	$26,189	$46,261

The decrease in prepaid pension costs in 2006, as compared to 2005, is related to the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS No. 158"), which required the Company to recognize the funded status of each of its defined benefit pension plans on its Consolidated Statement of Financial Position (see Note 14, "Employee Benefit and Compensation Plans"). As such, prepaid pension costs at December 31, 2006 relate to a plan for which the fair value of plan assets exceeded the respective projected benefit obligation as of that date.

Capitalized debt costs as of December 31, 2006 and 2005 included applicable fees incurred in connection with the Company's senior notes outstanding and credit facilities in place as of such dates. These costs are being amortized over the applicable terms of the related senior notes and credit facilities (see Note 9, "Borrowing Arrangements").

The Company accounts for its goodwill and intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Under SFAS No. 142, goodwill and other intangible assets not subject to amortization must be tested for impairment annually, or more frequently if certain indicators exist. During the fourth quarter of 2005, as a result of its annual impairment testing, the Company recorded an impairment charge of approximately $2.4 million related to goodwill for F.W. Rickard Seeds, Inc., a second-tier subsidiary included in the Smokeless Tobacco segment. This testing included consideration of information available at the time, including deterioration in sales trends, as well as the future expectations for the seed business and industry. The fair value of the entity, which was used in computing the impairment charge, was calculated based upon both comparable market multiples and discounted expected cash flows. In addition, in 2005, the Company recorded an impairment charge of approximately $0.9 million related to certain seed technology-related intangible assets, also at F.W. Rickard Seeds, Inc. There were no goodwill or other intangible asset impairment charges recognized in 2006 or 2004.

In the third quarter of 2006, the Company completed the acquisition of Erath Vineyards Winery, LLC ("Erath"), in the form of an asset purchase, for a total purchase price of $11.6 million. Erath is a leading producer of the Pinot Noir varietal in Oregon. The total consideration of $11.6 million included a cash payment of $10.6 million and a promissory note of $1 million, payable in equal annual installments over a five-year period beginning in the third quarter of 2007. In connection with the acquisition, the Company recorded goodwill of approximately $3.9 million, which is included in "Goodwill" in the table above, as well as $3.7 million of other intangible assets, which are included in "Other" in the table above.

8 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2006 and 2005 consisted of the following:

	December 31	
	2006	**2005**
Trade accounts payable	**$ 93,729**	$ 78,947
Employee compensation and benefits	**73,742**	61,340
Interest payable on debt	**19,669**	19,669
Smokeless tobacco settlement-related charges	**20,433**	17,997
Returned goods accrual	**17,631**	16,612
Restructuring[(1)]	**4,593**	—
Other accrued expenses	**38,457**	36,496
	$268,254	$231,061

(1) Represents liability for restructuring charges as of December 31, 2006. For additional information see Note 20, "Restructuring."

9 — BORROWING ARRANGEMENTS

Long-term debt consisted of the following:

	December 31			
	2006		2005	
	Carrying Value	Fair Value[(1)]	Carrying Value	Fair Value[(1)]
7.25% Senior notes, due June 1, 2009	**$240,000**	**$248,400**	$240,000	$248,960
6.625% Senior notes, due July 15, 2012	**600,000**	**633,000**	600,000	621,480
	$840,000	**$881,400**	$840,000	$870,440

(1) The fair value of the Company's long-term debt is estimated based upon the application of current interest rates offered for debt with similar terms and maturities.

On July 9, 2004, the Company entered into a $300 million three-year credit facility (the "Credit Facility"). The Credit Facility was executed primarily to support commercial paper borrowings. In addition, under the terms of the Credit Facility, the Company may borrow directly from the financial institutions that are parties therein. The Company did not have any direct borrowings under the Credit Facility or commercial paper borrowings at December 31, 2006 or 2005.

Costs of approximately $0.9 million associated with the establishment of the Credit Facility were capitalized in 2004 and are being amortized over the applicable term. Approximately $0.3 million of these costs were recognized each year in 2006 and 2005 and $0.2 million were recognized in 2004. The Credit Facility requires the maintenance of certain financial ratios, the payment of commitment and administrative fees and includes affirmative and negative covenants customary for facilities of this type. The commitment fee payable on the unused portion of the Credit Facility is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is

0.15 percent per annum. Commitment fees incurred for the Credit Facility approximated $0.5 million each year in 2006 and 2005 and $0.2 million in 2004. As of December 31, 2006, the Company was in compliance with all covenants under the terms of the Credit Facility. During 2004, the Company also recognized $0.7 million and $0.5 million related to the amortization of capitalized origination costs and commitment fees, respectively, in connection with a previous credit facility.

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. These notes mature on July 15, 2012, with interest payable semiannually. Approximately $4.8 million of the costs associated with the issuance of the notes were capitalized and are being amortized over the term of the notes. Approximately $0.5 million of these costs have been recognized in each of the three years ended December 31, 2006, 2005 and 2004.

In May 1999, the Company issued $240 million aggregate principal amount of senior notes, of which $200 million is 7.25 percent fixed rate debt and $40 million is floating rate debt, which bears interest at the three-month LIBOR plus 90 basis points. These notes mature on June 1, 2009, with interest payable semiannually and quarterly on the fixed and floating rate notes, respectively. To hedge the interest rate risk on the $40 million floating rate debt, the Company executed an interest rate swap, effectively fixing the rate at 7.25 percent (See Note 10, "Derivative Instruments and Hedging Activities").

10 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company monitors and manages risk associated with changes in interest rates and foreign currency exchange rates. The purpose of the Company's risk management policy is to maintain the Company's financial flexibility by reducing or transferring risk exposure at appropriate costs. The Company does so, from time to time, by entering into derivative financial instruments to hedge against exposure to these risks. The Company has implemented risk management controls and limits to monitor its risk position and ensure that hedging performance is in line with Company objectives.

The Company's risk management policy does not permit the use of complex multifaceted derivative instruments or compound derivative instruments without the approval of the Board of Directors. In addition, the policy does not permit the use of leveraged financial instruments. The Company does not use derivatives for trading or speculative purposes. The Company mitigates the risk of nonperformance by a counterparty by using only major reputable financial institutions with investment grade credit ratings.

All derivatives are recognized as either assets or liabilities in the Consolidated Statement of Financial Position with measurement at fair value, and changes in the fair values of derivative instruments are reported in either net earnings or other comprehensive income depending on the designated use of the derivative and whether it meets the criteria for hedge accounting. The fair value of each of these instruments reflects the net amount required to settle the position. The accounting for gains and losses associated with changes in the fair value of derivatives and the related effects on the consolidated financial statements is subject to their hedge designation and whether they meet effectiveness standards.

During 2006, the Company entered into a forward starting interest rate swap to hedge against the variability of forecasted interest payments attributable to changes in interest rates through the date of an anticipated debt issuance in 2009. The forward starting interest rate swap has a notional amount of $100 million and the terms call for the Company to receive interest quarterly at a variable rate equal to the London InterBank Offered Rate ("LIBOR") and to pay interest semi-annually at a fixed rate of 5.715 percent. The Company expects that the forward starting swap will be perfectly effective in offsetting the variability in the forecasted interest rate payments, as, at inception, the critical terms of the forward starting swap exactly match the critical terms of the expected debt issuance. In accordance with the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), the Company will use the Hypothetical Derivative Method to measure hedge effectiveness. The fair value of the forward starting interest rate swap at December 31, 2006 was a net liability of $3.1 million, based on a dealer quote, and considering current market rates, and was included in "other liabilities" on the Consolidated Statement of Financial Position. Accumulated other comprehensive loss at December 31, 2006 included the accumulated loss on the cash flow hedge (net of taxes) of $2 million, which reflects the comprehensive loss recognized for the year ended December 31, 2006, in connection with the change in fair value of the swap.

The Company has hedged the interest rate risk on its $40 million aggregate principal amount of floating rate senior notes with a ten-year interest rate swap having a notional amount of $40 million and quarterly settlement dates over the term of the contract. The Company pays a fixed rate of 7.25 percent and receives a floating rate of three-month LIBOR plus 90 basis points on the notional amount. This interest rate swap has been designated as an effective cash flow hedge, whereby changes in the cash flows from the swap perfectly offset the changes in the cash flows associated with the floating rate of interest on the $40 million debt principal (see Note 9, "Borrowing Arrangements"). The fair value of the swap at December 31, 2006 and 2005 was a net liability of $1.1 million and $1.9 million, respectively, based on dealer quotes, considering current market rates, and was included in "other liabilities" on the Consolidated Statement of Financial Position. Accumulated other comprehensive loss at December 31, 2006 and 2005 included the accumulated loss on the cash flow hedge (net of taxes) of $0.7 million and $1.2 million, respectively. This reflects $0.5 million and $1.4 million (net of taxes) of other comprehensive income recognized for the year ended December 31, 2006 and 2005, respectively, in connection with the change in fair value of the swap.

During 2006, the Company entered into foreign currency forward contracts, designated as effective cash flow hedges, in order to hedge the risk of variability in cash flows associated with foreign currency payments required in connection with forecasted transactions and firm commitments to purchase oak barrels for its wine operations and certain equipment for its tobacco operations. At December 31, 2006, there were no foreign currency forward contracts outstanding, as all contracts were settled during 2006. The amounts recognized upon settlement of these contracts was not material.

Other derivative contracts at December 31, 2006 included forward contracts to purchase leaf tobacco for use in manufacturing smokeless tobacco products and grapes and bulk wine for use in wine production. These forward contracts meet the normal purchases exception, exempting them from the accounting and reporting requirements under SFAS No. 133.

11 — CAPITAL STOCK

The Company has two classes of capital stock: preferred stock, with a par value of $.10 per share, and common stock, with a par value of $.50 per share. Authorized preferred stock is 10 million shares and authorized common stock is 600 million shares. There have been no shares of the Company's preferred stock issued. Events causing changes in the issued and outstanding shares of common stock are described in the Consolidated Statement of Changes in Stockholders' Equity.

Common stock issued at December 31, 2006 and 2005 was 209,912,510 shares and 207,620,439 shares, respectively. Treasury shares held at December 31, 2006 and 2005 were 49,319,673 shares and 45,049,378 shares, respectively.

The Company repurchased a total of 4.3 million and 4.4 million shares during 2006 and 2005, respectively, at a cost of approximately $200 million each year. Included in the shares repurchased during 2005 were 64,000 shares that the Company repurchased at prevailing market prices directly from the trust established for the Company's qualified defined benefit pension plans. The shares repurchased during 2006 and a portion of the shares repurchased during 2005 were made pursuant to the Company's authorized program, approved in December 2004 by the Company's Board of Directors, to repurchase up to 20 million shares of its outstanding common stock. Through December 31, 2006, approximately 7.1 million shares have been repurchased at a cost of approximately $317 million under this program. Of the total shares repurchased in 2005, approximately 1.6 million shares were repurchased pursuant to the Company's previous authorized program, approved in October 1999, to repurchase its outstanding common stock up to a maximum of 20 million shares. Repurchases under this program resulted in a total cost of $646.2 million.

In May 2005, the Company authorized that 10 million shares of its common stock be reserved for issuance under the 2005 Long Term Incentive Plan ("2005 LTIP"), which was approved by stockholders at the

Company's Annual Meeting on May 3, 2005. Of the total shares reserved, 6.3 million shares of the Company's treasury stock were retired for this purpose. The remaining 3.7 million shares, which had been retired in previous years from the Company's treasury stock, in connection with the establishment of the UST Inc. Amended and Restated Stock Incentive Plan, the Nonemployee Directors' Stock Option Plan and the Nonemployee Directors' Restricted Stock Award Plan, are available for issuance under the 2005 LTIP (See Note 12, "Share-Based Compensation," for details on awards made under this plan).

12 — SHARE-BASED COMPENSATION

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R). The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments issued to acquire goods or services, including grants of employee stock options, to be recognized in the statement of operations based on their fair values, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma disclosure required under SFAS No. 123 for the periods prior to adoption of SFAS No. 123(R), the Company accounted for forfeitures as they occurred. Upon the adoption of SFAS No. 123(R), pro forma disclosure, as allowed under SFAS No. 123, was no longer an alternative. The Company has elected the modified prospective transition method as permitted by SFAS No. 123(R), in which compensation cost is recognized beginning with the effective date, based on the requirements of SFAS No. 123(R), for all share-based payments granted after January 1, 2006, and based on the requirements of SFAS No. 123 for all awards granted to employees prior to that date that remained unvested upon adoption of SFAS No. 123(R). Compensation expense related to share-based awards is recognized over the requisite service period, which is generally the vesting period. For shares subject to graded vesting, the Company's policy is to apply the straight-line method in recognizing compensation expense. The amount of incremental compensation expense recognized relating to stock options as a result of the adoption of SFAS No. 123(R) for the year ended December 31, 2006 was not material.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows on its Consolidated Statement of Cash Flows. SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation expense, or the pro forma compensation expense that would have been recognized under SFAS No. 123 in the case of stock options granted prior to January 1, 2006, to be reported as a financing cash inflow, rather than as an operating cash inflow. This requirement reduces net operating cash flows and increases net financing cash flows. Total cash flows do not differ from what would have been reported under prior accounting guidance.

Prior to the adoption of SFAS No. 123(R), the Company accounted for share-based compensation awards to employees and non-employee directors in accordance with the intrinsic value-based method prescribed by APB Opinion No. 25, as permitted under Statement No. 123. Under the intrinsic value-based method, no share-based compensation expense was reflected in net earnings as a result of stock option grants, as all options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Compensation expense was recognized in net earnings during the years ended December 31, 2005 and 2004, as a result of restricted stock granted to employees and non-employee directors and restricted stock units granted to employees.

As the Company did not account for share-based compensation awards under the fair value method prior to January 1, 2006, the following table illustrates the effect of applying the fair value method on net earnings and net earnings per share for the years ended December 31, 2005 and 2004 as prescribed in SFAS No. 123:

	2005	2004
Net earnings:		
As reported	$534,268	$530,837
Add: Total share-based employee compensation expense included in reported net income, net of related tax effect	3,884	2,138
Less: Total share-based employee compensation expense determined under the fair value method for all awards, net of related tax effect	(8,948)	(5,258)
Pro forma	$529,204	$527,717
Basic earnings per share:		
As reported	$ 3.26	$ 3.21
Pro forma	$ 3.23	$ 3.20
Diluted earnings per share:		
As reported	$ 3.23	$ 3.19
Pro forma	$ 3.20	$ 3.18

The following table provides a breakdown by line item of the pre-tax share-based compensation expense recognized in the Consolidated Statement of Operations for the three years ended December 31, 2006, 2005 and 2004, respectively, as well as the related income tax benefit and amounts capitalized as a component of inventory for each period.

	Year Ended December 31,		
	2006	2005	2004
Selling, advertising and administrative expense	**$ 9,440**	$5,976	$3,289
Cost of products sold	**486**	—	—
Restructuring charges(1)	**477**	—	—
Total pre-tax share-based compensation expense	**$10,403**	$5,976	$3,289
Income tax benefit	**$ 3,774**	$2,092	$1,151
Capitalized as inventory	**$ 115**	$ —	$ —

(1) Represents share-based compensation expense recognized in connection with one-time termination benefits provided to employees affected by the Company's previously announced cost-reduction initiative called "Project Momentum." See Note 20 — "Restructuring" for additional information regarding Project Momentum.

The Company maintains the following five equity compensation plans — (1) the UST Inc. 2005 Long Term Incentive Plan ("2005 LTIP"), (2) the UST Inc. Amended and Restated Stock Incentive Plan, (3) the UST Inc. 1992 Stock Option Plan, (4) the Nonemployee Directors' Stock Option Plan, and (5) the Nonemployee Directors' Restricted Stock Award Plan. In May 2005, the Company authorized that 10 million shares of its common stock be reserved for issuance under the 2005 LTIP, which was approved by stockholders at the Company's Annual Meeting on May 3, 2005. Subsequent to that date, all share-based awards were issued from the 2005 LTIP, as the UST Inc. Amended and Restated Stock Incentive Plan, the Nonemployee Directors' Stock Option Plan and the Nonemployee Directors' Restricted Stock Award Plan are considered to be inactive.

Forfeitures of share-based awards granted from these inactive plans are transferred into the 2005 LTIP as they occur, and are considered available for future issuance under the 2005 LTIP. Share-based awards are generally in the form of common shares, stock options, restricted stock or restricted stock units. Share-based awards granted under the 2005 LTIP vest over a period determined by the Compensation Committee of the Board of Directors ("Compensation Committee") and in the case of stock option awards, may be exercised up to a maximum of ten years from the date of grant. Under the UST Inc. Amended and Restated Stock Incentive Plan and the UST Inc. 1992 Stock Option Plan, share-based awards vest, in ratable installments or otherwise, over a period of one to five years from the date of grant and, in the case of stock option awards, may be exercised up to a maximum of ten years from the date of grant using various payment methods. Under the Nonemployee Directors' Stock Option Plan, options first become exercisable six months from the date of grant and may be exercised up to a maximum of ten years from the date of grant. In certain instances, awards of restricted stock are subject to performance conditions related to the Company's dividend payout ratio and/or earnings per share, which impact the number of shares of restricted stock that will ultimately vest. For restricted stock awards subject to performance conditions, the SFAS No. 123(R) grant date is the earliest date at which all of the following have occurred, (1) the Compensation Committee has authorized the award, (2) the Compensation Committee has established the performance goals that will be used to measure actual performance, and (3) the Company and the employee have a mutual understanding of the key terms and conditions of the award. The Company recognizes compensation expense for awards subject to performance conditions based on the estimated number of shares of restricted stock that will ultimately vest, and adjusts this estimate, as necessary, based on actual performance. Upon the exercise of stock options or vesting of restricted stock units, the Company issues new shares of common stock from the shares reserved for issuance under its equity compensation plans.

Stock Options

On December 8, 2005, the Board of Directors of the Company, upon the recommendation of its Compensation Committee, approved the acceleration of vesting of all outstanding, unvested stock options previously awarded to the Company's employees and officers, including executive officers, under the UST Inc. Amended and Restated Stock Incentive Plan and the UST Inc. 1992 Stock Option Plan. As a result of the acceleration, stock options to acquire approximately 1.1 million shares of the Company's common stock became exercisable on December 31, 2005. In order to prevent unintended personal benefits to the Company's officers, the accelerated vesting was conditioned on such officers entering into amendments to their original option award agreements providing that such officers will not, subject to limited exceptions, sell, transfer, assign, pledge or otherwise dispose of any shares acquired upon exercising the accelerated portion of the options before the earlier of the date on which that portion of options would have otherwise vested under the original terms of the applicable option agreements or separation from service. All other terms related to these stock options were not affected by this acceleration. As a result of the acceleration of these options, the Company is not required to recognize pre-tax incremental compensation expense in its Consolidated Statements of Operations associated with these options of approximately $3 million in 2006 and $0.5 million in 2007.

The following table presents a summary of the Company's stock option activity and related information for the year ended December 31, 2006 (options in thousands):

	Year Ended December 31, 2006			
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	6,845.6	$32.13		
Granted	200.0	$53.47		
Exercised	(2,112.2)	$31.53		
Forfeited	(5.4)	$33.21		
Expired	(14.0)	$34.01		
Outstanding at December 31, 2006	4,914.0	$33.25	4.93 years	$123.1 million
Exercisable at December 31, 2006	4,664.0	$32.33	4.68 years	$121.1 million

The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model, which incorporates various assumptions including expected volatility, expected dividend yield, expected life and applicable interest rates. The expected volatility is based upon the historical volatility of the Company's common stock over the most recent period commensurate with the expected life of the applicable stock options, adjusted for the impact of unusual fluctuations not reasonably expected to recur. The expected life of stock options is estimated based upon historical exercise data for previously awarded options, taking into consideration the vesting period and contractual lives of the applicable options. The expected dividend yield is derived from analysis of historical dividend rates, anticipated dividend rate increases and the estimated price of the Company's common stock over the estimated option life. The risk-free rate is based upon the interest rate on U.S. Treasury securities with maturities that best correspond with the expected life of the applicable stock options.

The following provides a summary of the weighted-average assumptions used in valuing stock options granted during the years ended December 31:

	2006	2005	2004
Expected dividend yield	**4.4%**	4.9%	5.0%
Risk-free interest rate	**4.6%**	4.5%	3.9%
Expected volatility	**20.2%**	24.2%	13.2%
Expected life of the option	**6.5 years**	7.3 years	7.5 years

The following table provides additional information regarding the Company's stock options for the years ended December 31:

	2006	2005	2004
Weighted-average grant date fair value per option	**$ 8.35**	$ 6.86	$ 2.76
Total intrinsic value of options exercised	**$38,239**	$43,234	$ 39,811
Tax benefit realized for deduction from stock option exercises	**$14,215**	$15,860	$ 17,070
Cash received from option exercises	**$68,214**	$69,375	$114,276

Receivables from the exercise of stock options in the amount of $6.9 million in 2006, $8.3 million in 2005 and $11.9 million in 2004 have been deducted from stockholders' equity.

Restricted Stock/Restricted Stock Units/Common Stock

A summary of the status of restricted stock and restricted stock units as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Restricted Stock		Restricted Stock Units	
	Number of Shares	**Weighted-Average Grant-Date Fair Value per Share**	**Number of Shares**	**Weighted-Average Grant-Date Fair Value per Share**
Nonvested at January 1, 2006	442,190	$39.66	171,390	$38.68
Granted	55,000	$50.14	109,930	$44.58
Forfeited	(7,018)	$39.92	(18,678)	$40.77
Vested	(29,734)	$35.64	(32,167)	$39.39
Nonvested at December 31, 2006	460,438	$41.17	230,475	$41.23

In addition to the table above, the Company awarded 97,000 restricted shares during 2006 for which the performance targets had not been established as of December 31, 2006. In accordance with SFAS No. 123(R), a grant date, for purposes of measuring compensation expense, cannot occur until the performance measures are established, as that is when both the Company and the award recipients would have a mutual understanding of the key terms and conditions of the award.

Of the 460,438 shares of restricted stock above, 278,000 shares are subject to certain performance conditions related to the Company's dividend payout ratio and/or earnings per share. The weighted-average grant date fair values of restricted stock granted during the years ended December 31, 2005 and 2004 were $38.67 and $39.65, respectively. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $1.6 million, $0.3 million and $0.2 million, respectively.

During the year ended December 31, 2006, 25,884 shares of common stock were awarded outright to non-employee directors as compensation for their annual retainer and meeting attendance, resulting in $1.2 million in compensation expense.

As of December 31, 2006, there is $9.6 million and $6 million of total unrecognized pre-tax compensation expense, net of estimated forfeitures, related to nonvested restricted stock and restricted stock units, respectively, granted under the Company's incentive plans. This cost is expected to be recognized over a weighted-average period of 2.0 years for both restricted stock and restricted stock units.

13 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of comprehensive income that relate to the Company are net earnings, foreign currency translation adjustments, the change in the fair value of derivatives designated as effective cash flow hedges, and, prior to the adoption of SFAS No. 158, minimum pension liability adjustments. On December 31, 2006, the Company adopted the provisions of SFAS No. 158, which requires companies to recognize the funded status of its defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. See Note 14, "Employee Benefit and Compensation Plans," for additional information regarding amounts recognized in accumulated other comprehensive loss upon adoption of SFAS No. 158.

	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Adjustment to Initially Apply SFAS No. 158	Fair Value of Derivative Instruments Adjustment	Total Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2003	$(2,801)	$(16,937)	$ —	$ (3,720)	$ (23,458)
Net change for the year	1,751	959	—	837	3,547
Balance at December 31, 2004	(1,050)	(15,978)	—	(2,883)	(19,911)
Net change for the year	1,161	(452)	—	1,400	2,109
Balance at December 31, 2005	111	(16,430)	—	(1,483)	(17,802)
Net change for the year	**639**	**924**	—	**(1,417)**	**146**
Impact of adoption of SFAS No. 158	**—**	**15,506**	**(54,721)**	**—**	**(39,215)**
Balance at December 31, 2006	**$ 750**	**$ —**	**$(54,721)**	**$(2,900)**	**$(56,871)**

The net change for the years ended December 31, 2006, 2005 and 2004, respectively, for the following components of accumulated other comprehensive loss, is reflected net of tax (expense) benefit of:

	2006	2005	2004
Foreign currency translation adjustment	**$ (344)**	$ (625)	$ (943)
Minimum pension liability adjustment	**(498)**	244	(516)
Adjustment to initially apply SFAS No. 158	**21,116**	—	—
Fair value of derivative instruments adjustment	**763**	(754)	(451)
	$21,037	$(1,135)	$(1,910)

14 — EMPLOYEE BENEFIT AND COMPENSATION PLANS

The Company and its subsidiaries maintain a number of noncontributory defined benefit pension plans covering substantially all employees over age 21 with at least one year of service. The Company's funded plan for salaried employees provides pension benefits based on their highest three-year average compensation. All other funded plans base benefits on an individual employee's compensation in each year of employment. The Company's funding policy for its funded plans is to contribute an amount sufficient to meet or exceed Employee Retirement Income Security Act of 1974 (ERISA) minimum requirements. The Company also maintains unfunded plans providing pension and additional benefits for certain employees.

The Company and certain of its subsidiaries also maintain a number of postretirement welfare benefit plans which provide certain medical and life insurance benefits to substantially all full-time employees who have attained certain age and service requirements upon retirement. The health care benefits are subject to deductibles, co-insurance and in some cases flat dollar contributions which vary by plan, age and service at retirement. All life insurance coverage is noncontributory.

On December 31, 2006, the Company adopted the provisions of SFAS No. 158, which requires companies to recognize the funded status of defined benefit pension and other postretirement benefit plans (measured as the difference between the fair value of plan assets and the benefit obligation) as an asset or liability in its statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs and unrecognized transition asset remaining from the initial adoption of SFAS No. 87, *Employers' Accounting for Pensions* ("SFAS No. 87"), and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other than Pensions* ("SFAS No. 106"), for the Company's defined benefit pension and other postretirement benefit plans, respectively. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company's historical method for amortizing such amounts. Actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income and will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income upon adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company's consolidated statement of financial position at December 31, 2006 are presented in the tables below. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of operations.

Effects of Adopting SFAS No. 158:

Pensions

	December 31, 2006		
	Prior to Adopting SFAS No. 158[1]	Effect of Adopting SFAS No. 158	As Reported
Prepaid pension costs	$ 11,781	$ (10,643)	$ 1,138
Intangible asset	750	(750)	—
Accrued pension cost	(102,806)	(46,638)	(149,444)
Deferred income taxes	8,349	20,311	28,660
Accumulated other comprehensive loss, after taxes	15,506	37,720	53,226
Accumulated other comprehensive loss, before taxes	23,855	58,031	81,886

(1) Represents amounts that would have been recognized under the provisions of SFAS No. 87.

Other Postretirement Benefits

	December 31, 2006		
	Prior to Adopting SFAS No. 158[2]	Effect of Adopting SFAS No. 158	As Reported
Accrued benefit cost	$ (90,290)	$ (2,300)	$ (92,590)
Deferred income taxes	—	805	805
Accumulated other comprehensive loss, after taxes	—	1,495	1,495
Accumulated other comprehensive loss, before taxes	—	2,300	2,300

(2) Represents amounts that would have been recognized under the provisions of SFAS No. 106.

The Company uses a December 31 measurement date for all of its plans. The following table represents a reconciliation of the plans at December 31, 2006 and 2005, respectively:

	Pension Plans		Postretirement Benefits Other than Pensions	
	2006	2005	2006	2005
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$ 534,704**	$ 493,334	**$ 84,984**	$ 92,631
Service cost	**18,940**	18,332	**5,346**	5,659
Interest cost	**30,436**	28,744	**4,928**	5,340
Plan participants' contributions	**—**	—	**393**	353
Plan amendments	**202**	340	**(774)**	(20,800)
Plan curtailment	**(4,607)**	—	**2,290**	—
Actuarial (gain) loss	**(6,008)**	14,863	**(2,216)**	7,176
Special termination benefits	**4,035**	—	**2,576**	—
Benefits paid	**(22,559)**	(20,909)	**(4,937)**	(5,375)
Benefit obligation at end of year	**$ 555,143**	$ 534,704	**$ 92,590**	$ 84,984
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 370,036**	$ 355,891	**—**	—
Actual return on plan assets	**54,020**	18,886	**—**	—
Employer contributions	**6,343**	17,371	**—**	—
Benefits paid	**(22,559)**	(20,909)	**—**	—
Administrative expenses	**(1,003)**	(1,203)	**—**	—
Fair value of plan assets at end of year	**$ 406,837**	$ 370,036	**—**	—
Funded Status				
Funded status at end of year	**$(148,306)**	$(164,668)	**$(92,590)**	$(84,984)
Unrecognized actuarial loss	**81,682**	125,565	**—**	23,737
Unrecognized prior service cost (credit)	**213**	36	**—**	(24,572)
Unrecognized transition asset	**(9)**	(17)	**—**	—
Accrued benefit cost	**$ (66,420)**	$ (39,084)	**$(92,590)**	$(85,819)
Amounts Recognized in the Consolidated Statement of Financial Position				
Before Adoption of SFAS 158				
Prepaid benefit cost	**—**	$ 32,422	**—**	$ —
Accrued benefit liability	**—**	(97,902)	**—**	(85,819)
Intangible asset	**—**	1,118	**—**	—
Accumulated other comprehensive loss	**—**	25,278	**—**	—
Net amount recognized	**—**	$ (39,084)	**—**	$(85,819)

	Pension Plans		Postretirement Benefits Other than Pensions	
	2006	2005	2006	2005
After Adoption of SFAS 158				
Noncurrent assets	$ 1,138	—	$ —	—
Current liabilities	(7,020)	—	(6,177)	—
Noncurrent liabilities	(142,424)	—	(86,413)	—
Net amount recognized	$(148,306)	—	$(92,590)	—
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net actuarial loss	$ 81,682	—	$ 20,113	—
Prior service cost (credit)	213	—	(17,813)	—
Unrecognized transition asset	(9)	—	—	—
Total, before taxes	$ 81,886	—	2,300	—

During 2007, $3.3 million, $73 thousand and $8 thousand of amounts recognized in accumulated other comprehensive loss for actuarial losses, prior service cost and transition asset, respectively, are expected to be recognized in net periodic benefit cost.

Assumptions

	Pension Plans		Postretirement Benefits Other than Pensions	
	2006	2005	2006	2005
The weighted-average assumptions used to determine benefit obligations				
Discount rate	**6.00%**	5.75%	**6.00%**	5.75%
Rate of compensation increase	**4.80%**	4.80%	—	—
The weighted-average assumptions used to determine net periodic benefit cost				
Discount rate	**5.75%**	6.00%	**5.75%**	6.00%
Expected return on plan assets	**7.50%**	7.50%	—	—
Rate of compensation increase	**4.80%**	4.80%	—	—

The rate of increase in per capita costs of covered health care benefits is assumed to be 8 percent for 2007 and is assumed to decrease gradually to 4.5 percent by the year 2013 and remain at that level thereafter.

Net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004, respectively, includes the following components:

	Pension Plans			Postretirement Benefits Other than Pensions		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
Service cost	**$ 18,940**	$ 18,332	$ 16,688	**$ 5,346**	$ 5,659	$ 4,734
Interest cost	**30,436**	28,744	27,493	**4,928**	5,340	4,854
Expected return on plan assets	**(26,136)**	(25,100)	(23,282)	—	—	—
Amortization of unrecognized transition asset	**(8)**	(8)	(8)	—	—	—
Amortization of prior service cost (credit)	**18**	(1)	(43)	**(5,456)**	(3,153)	(4,374)
Recognized actuarial loss	**6,388**	5,620	6,935	**1,406**	1,120	339
Curtailment and special termination benefits	**4,042**	—	—	**2,789**	—	—
Net periodic benefit cost	**$ 33,680**	$ 27,587	$ 27,783	**$ 9,013**	$ 8,966	$ 5,553

In connection with restructuring activities discussed further in Note 20, "Restructuring," the Company recorded special termination benefit charges of approximately $4 million related to its defined benefit plans and $2.8 million of net curtailment and special termination benefit charges related to its other postretirement benefits plans for the year ended December 31, 2006. These charges relate to enhanced retirement benefits provided to qualified individuals impacted by the restructuring activities and are reported on the "restructuring charges" line in the Consolidated Statement of Operations. The $2.8 million net curtailment and special termination benefit charge recognized for the Company's other postretirement benefits plans is comprised of a $2.6 million special termination benefit charge and a $2.3 million curtailment charge, partially offset by a $2.1 million benefit for acceleration of a prior service credit applicable to employees terminated under the restructuring activities.

A plan's projected benefit obligation (PBO) represents the present value of the pension obligation assuming salary increases. A plan's accumulated benefit obligation (ABO) represents this obligation based upon current salary levels.

The ABO, PBO and fair value of plan assets for all funded and unfunded plans as of December 31 are as follows:

	2006		2005	
	Plans in Which Assets Exceed Accumulated Benefits	**Plans in Which Accumulated Benefits Exceed Assets**	**Plans in Which Assets Exceed Accumulated Benefits**	**Plans in Which Accumulated Benefits Exceed Assets**
Accumulated benefit obligation	**$295,068**	**$192,427**	$277,098	$180,823
Projected benefit obligation	**352,618**	**202,525**	338,183	196,521
Fair value of plan assets	**316,709**	**90,128**	286,751	83,285

The accumulated benefit obligation for all defined benefit pension plans was $487.5 million and $457.9 million at December 31, 2006 and 2005, respectively. The Company's unfunded plans, maintained to provide additional benefits for certain employees, accounted for $98.3 million and $106.7 million of the ABO and PBO, respectively, at December 31, 2006.

The assumed health care cost trend rates have a significant effect on the amounts reported for the welfare benefit plans. To illustrate, a one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 2006 by approximately $12.4 million and increase the service and interest cost components of expense by approximately $1.8 million. A one-percentage point decrease in the assumed health care cost trend rate would have decreased the accumulated postretirement benefit obligation at December 31, 2006 by approximately $10.9 million and decreased the service and interest components of expense by approximately $1.5 million.

Plan assets of the Company's pension plans include marketable equity securities, which had included common stock of the Company, as well as corporate and government debt securities. At December 31, 2006, the fund did not hold any shares of the Company's common stock, as the fund sold its remaining 0.4 million shares in August 2006. At December 31, 2005, the fund held 0.4 million shares of the Company's common stock having a market value of $16.1 million. Although there were no repurchases made from the trust during 2006, in 2005, the Company repurchased 64,000 shares at prevailing market prices directly from the trust established for the Company's defined benefit pension plans. These repurchases were made in connection with the Company's objective to diversify the investments held by the trust. Dividends paid on shares held by the fund were $0.5 million and $0.9 million in 2006 and 2005, respectively.

Weighted-Average Asset Allocations by Asset Category

Asset Category	Target Allocation	Pension Plans — Allocation of Plan Assets at December 31 2006	2005
Equity securities	55-70%	68%	73%
Debt securities	25-40%	32%	27%
Other	0-5%	0%	0%
		100%	100%

The Company believes that in 2007 and beyond, its pension investments will earn a nominal return of 7.50 percent over the long term. The Company bases this belief upon the results of analyses that it has made of the asset categories in which it has pension investments and their weight in the overall pension investment portfolio. The primary analysis conducted by the Company estimates the expected long-term rate of return from a review of historical returns, using the longest return data available for each asset class. Minor modifications to the long-term return data are made to reflect reversion to the mean for equity securities, and to the current yield curve for fixed-income investments.

The overall objective of the Company's pension investment program is to achieve a rate of return on plan assets that, over the long term, will fund retirement liabilities and provide for required Plan benefits in a manner that satisfies the fiduciary requirements of ERISA. The Company believes that over the long-term, asset allocation is the key determinant of the returns generated by the Plan and the associated volatility of returns. In determining its investment strategies for Plan assets, the Company considers a number of specific factors that may affect its allocation of investments in different asset categories. The Company monitors these variables and Plan performance within targeted asset allocation ranges, and may periodically reallocate assets consistent with its long-term objectives to reflect changing conditions.

During 2006, an outside consultant completed an asset liability management study for the Company's funded ERISA retirement plans. The results of that study indicated that the efficiency of the Company's investment portfolio could be improved by a minor reallocation of Plan assets. Overall the new distribution increases the portfolio's targeted allocation to fixed-income investments from 30 percent to 35 percent, with a corresponding reduction in the targeted allocation to equity investments from 70 percent to 65 percent. The Company expects that this allocation target will be generally maintained subject to a corridor of five percentage points. No Plan assets are currently invested in other asset classes. However, the Company periodically assesses the appropriateness of other asset classes for the Plan and could decide to make a limited investment in other asset classes in the future. At the end of the year, Plan assets were invested 32 percent in fixed income securities and 68 percent in equity securities.

Cash Flows

During 2006 and 2005, the Company made discretionary contributions of $0.4 million and $11.6 million, respectively, to its qualified defined benefit pension plans.

During 2006 and 2005, the Company made contributions of $6.0 million and $5.8 million, respectively, to its non-qualified defined benefit pension plans. The Company expects to contribute $7.2 million to its non-qualified defined benefit pension plans in 2007.

In August 2006, the Pension Protection Act of 2006 (the "Act") was enacted into law. As the provisions of the Act include additional funding requirements for sponsors of certain qualified defined benefit plans, the Company is currently evaluating the impact that such provisions may have on the timing and level of future contributions.

The following table illustrates estimated future benefit payments to be made in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the Company's defined benefit pension plans and postretirement welfare benefit plans. These results have been calculated using the same assumptions used to measure the Company's benefit obligation and are based upon expected future service.

	2007	2008	2009	2010	2011	2012-2016
Pension plans	**$25,014**	**$26,518**	**$27,691**	**$29,233**	**$30,510**	**$178,274**
Postretirement benefits other than pensions	**$ 6,358**	**$ 6,343**	**$ 6,654**	**$ 6,955**	**$ 7,208**	**$ 41,399**

Additional Information

	Pension Plans	
	2006*	2005
(Decrease) increase in minimum pension liability included in other comprehensive loss, net of tax	**$(16,430)**	$ 452

* 2006 amount reflects the elimination of the additional minimum liability in connection with the adoption of SFAS No. 158, which is not a component of comprehensive income.

In October 2005, in light of the prescription drug benefits offered under Medicare Part D, the Company announced that, effective January 1, 2006, its welfare benefit plans would no longer include prescription drug coverage for substantially all Medicare-eligible retirees or their Medicare-eligible spouses or dependents. In accordance with FASB Staff Position No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, this amendment to reduce coverage to levels that are no longer deemed actuarially equivalent did not impact the actuarial experience gain the Company had previously recognized in connection with the subsidy. However, the combined impact of the amendment and the effective elimination of the subsidy are reflected as a credit to prior service cost.

In accordance with SFAS No. 106, the impact of the October 2005 plan amendment effectively eliminating prescription drug benefits, along with the impact of other amendments to retiree health and welfare plans, all communicated in the same October announcement, were recognized beginning in the fourth quarter of 2005. The impact of these amendments is included in the "Plan amendments" line item in the "Change in Benefit Obligation" table presented in this note. These amendments will continue to reduce net periodic postretirement benefit cost over the estimated remaining service period of affected participants. The impact of these amendments to the Company's 2006 consolidated statements of operations and financial position was not material.

The Company sponsors a defined contribution plan (the "Employees' Savings Plan") covering substantially all of its employees. Employees are eligible to participate in the Employees' Savings Plan from the commencement of their employment provided they are scheduled to work at least 1,000 hours per year. Company contributions are based upon participant contributions and begin upon completion of one year of service. The expense associated with Company contributions was $6.5 million, $6.2 million and $5.9 million in 2006, 2005 and 2004, respectively.

The Company has an Incentive Compensation Plan ("ICP") which provides for bonus payments to designated employees based on stated percentages of earnings before income taxes as defined in the ICP. The ICP also allows for discretionary reductions to this calculated amount. Expenses under the ICP amounted to $41.5 million in 2006, $41.3 million in 2005 and $43.6 million in 2004.

15 — INCOME TAXES

The income tax provision (benefit) consists of the following:

	2006	2005	2004
Current:			
Federal	**$276,967**	$251,001	$193,073
State and local	**31,015**	23,181	5,698
Total current	**307,982**	274,182	198,771
Deferred:			
Federal	**(12,049)**	10,618	86,686
State and local	**(4,873)**	8,549	14,081
Total deferred	**(16,922)**	19,167	100,767
	$291,060	$293,349	$299,538

The tax provisions do not reflect $14.2 million, $15.9 million and $17.1 million for 2006, 2005 and 2004, respectively, of tax benefits arising from the exercise of stock options. These amounts were credited directly to additional paid-in capital.

The deferred tax provision (benefit) amounts do not reflect the tax effects resulting from changes in accumulated other comprehensive loss (see Note 14, "Accumulated Other Comprehensive Loss").

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

UST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Components of deferred tax assets and liabilities as of December 31 are as follows:

	2006	2005
Deferred tax assets:		
Postretirement benefits other than pensions	$ 31,382	$29,378
Accrued pension liabilities	52,240	33,324
Antitrust litigation	5,011	5,869
Other accrued liabilities	23,105	13,592
Net operating loss, tax credit and capital loss carryforwards	19,745	20,866
All other, net	786	1,394
	132,269	104,423
Valuation allowance	15,915	16,295
Total deferred tax assets	116,354	88,128
Deferred tax liabilities:		
Depreciation	67,610	69,798
Prepaid pension asset	802	11,348
Capitalized debt costs	74	428
Inventory-related adjustments	10,259	6,904
Total deferred tax liabilities	78,745	88,478
Net deferred tax (assets) liabilities	($37,609)	$ 350

Pre-tax state net operating loss and tax credit carryforwards totaled $356.3 million and $367.3 million at December 31, 2006 and 2005, respectively. The valuation allowance was recorded to fully offset the tax benefit of certain state net operating loss carryforwards, due to uncertainty regarding their utilization. During 2006, the valuation allowance decreased $0.4 million due to the utilization of prior year operating losses to offset current year operating income. The net operating loss carryforwards fully offset with a valuation allowance expire through 2025. The Company expects to utilize remaining carryforwards, for which a valuation reserve has not been recorded, prior to their expiration between 2007 and 2022. In addition, the Company had a pre-tax federal capital loss carryforward of $2.2 million at December 31, 2005 and a foreign tax credit carryforward of $0.8 million at December 31, 2006. The Company expects to utilize the foreign tax credit carryforward prior to its expiration in 2011.

Differences between the Company's effective tax rate and the U.S. federal statutory income tax rate are explained as follows:

	2006	2005	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.7	2.8	2.6
Manufacturing deduction	(1.0)	(1.0)	—
Reversals of income tax accruals	(0.6)	(2.2)	(2.3)
Other, net	0.6	0.8	0.5
	36.7%	35.4%	35.8%

The Company recorded reversals of income tax accruals of $4.7 million, $18 million and $20 million, net of federal income tax benefit, in 2006, 2005 and 2004, respectively.

The effective tax rate in 2006 and 2005 was favorably impacted by the $8 million tax benefit from the deduction available for qualified domestic production activities, which was enacted by the American Jobs Creation Act of 2004.

At December 31, 2006 and 2005, the Company has not provided federal income taxes on earnings of approximately $1.7 million and $21.3 million, respectively, from its international subsidiaries. The decrease in the balance at December 31, 2006, as compared to the prior year, was due to the remittance of earnings to the Company in the form of dividend payments from one of its foreign subsidiaries.

16 — SEGMENT INFORMATION

The Company's reportable segments are Smokeless Tobacco and Wine. Through its subsidiaries, the Company operates predominantly in the tobacco industry as a manufacturer and marketer of moist smokeless tobacco products and also produces, imports and markets premium wines. Those business units that do not meet quantitative reportable thresholds are included in All Other Operations. This caption is comprised of the Company's international operations, which market moist smokeless tobacco products in select markets, primarily Canada. The Company operates primarily in the United States. Foreign operations and export sales are not significant.

Smokeless Tobacco segment sales are principally made to a large number of wholesalers and several retail chain stores which are widely dispersed throughout the United States. Over the past three years, sales to one customer have averaged approximately 16.6 percent of annual Smokeless Tobacco segment sales.

Wine segment sales are principally made to wholesalers, which are located throughout the United States. Over the past three years, sales to two customers have averaged approximately 46.9 percent of annual Wine segment gross sales.

Net sales and operating profit are reflected net of intersegment sales and profits. Operating profit is comprised of net sales less operating expenses and an allocation of corporate expenses.

The increase in identifiable Corporate assets in 2006 was primarily due to an increase in cash and cash equivalents and deferred tax assets, partially offset by a reduction in other assets. The increase in deferred tax assets and reduction in prepaid pension costs were primarily attributable to the adoption of SFAS No. 158 (see Note 14, "Employee Benefit and Compensation Plans"). The decrease in identifiable assets in All Other Operations in 2006 was primarily due to a decrease in cash and cash equivalents primarily related to a cash dividend from one of the Company's foreign subsidiaries (see Note 15, "Income Taxes"). Corporate assets consist mainly of cash and cash equivalents and short-term investments which reflect the aforementioned increase in 2006. Corporate capital expenditures and depreciation expense are net of amounts which have been allocated to each reportable segment and All Other Operations for purposes of reporting operating profit and identifiable assets. Interest, net and income taxes are not allocated and reported by segment, since they are excluded from the measure of segment performance reviewed by management.

	Year Ended December 31		
	2006	**2005**	**2004**
Net Sales to Unaffiliated Customers			
Smokeless Tobacco	**$1,522,686**	$1,561,667	$1,575,254
Wine	**282,403**	248,342	226,650
All Other	**45,822**	41,876	36,334
Net sales	**$1,850,911**	$1,851,885	$1,838,238
Operating Profit[1]			
Smokeless Tobacco	**$ 805,130**	$ 852,478	$ 897,991
Wine	**44,080**	37,764	32,382
All Other	**15,952**	14,338	10,266
Operating profit	**865,162**	904,580	940,639
Corporate expenses	**(30,351)**	(26,385)	(28,030)
Interest, net	**(41,785)**	(50,578)	(75,019)
Earnings from continuing operations before income taxes	**$ 793,026**	$ 827,617	$ 837,590
Identifiable Assets at December 31			
Smokeless Tobacco	**$ 587,490**	$ 632,438	$ 631,531
Wine	**527,310**	494,320	488,904
All Other	**10,126**	31,283	25,819
Corporate	**315,422**	208,942	513,229
Total assets	**$1,440,348**	$1,366,983	$1,659,483
Capital Expenditures			
Smokeless Tobacco	**$ 18,456**	$ 76,825	$ 60,047
Wine	**17,547**	12,207	9,283
All Other	**93**	193	358
Corporate	**948**	722	638
Capital expenditures	**$ 37,044**	$ 89,947	$ 70,326
Depreciation			
Smokeless Tobacco	**$ 30,005**	$ 31,302	$ 31,108
Wine	**13,840**	13,103	13,205
All Other	**194**	175	389
Corporate	**721**	761	731
Depreciation	**$ 44,760**	$ 45,341	$ 45,433

(1) Operating profit for each reportable segment and "corporate expenses" reflects the impact of restructuring charges. See Note 20, "Restructuring" for additional information.

17 — INTEREST, NET

The components of net interest expense on the Company's Consolidated Statement of Operations are as follows:

	2006	2005	2004
Interest expense on debt	**$57,484**	$62,984	$83,884
Interest income from cash equivalents	**(15,363)**	(10,558)	(7,859)
Capitalized interest	**(336)**	(1,848)	(1,006)
	$41,785	$50,578	$75,019

18 — NET EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share:

	2006	2005	2004
Numerator:			
Earnings from continuing operations	**$501,966**	$534,268	$538,052
Income (loss) from discontinued operations, net	**3,890**	—	(7,215)
Net earnings	**$505,856**	$534,268	$530,837
Denominator:			
Denominator for basic earnings per share — weighted-average shares	**160,772**	163,949	165,164
Dilutive effect of potential common shares	**1,508**	1,548	1,458
Denominator for diluted earnings per share	**162,280**	165,497	166,622
Net earnings per basic share:			
Earnings from continuing operations	**$ 3.13**	$ 3.26	$ 3.26
Income (loss) from discontinued operations	**0.02**	—	(0.05)
Net earnings per basic share	**$ 3.15**	$ 3.26	$ 3.21
Net earnings per diluted share:			
Earnings from continuing operations	**$ 3.10**	$ 3.23	$ 3.23
Income (loss) from discontinued operations	**0.02**	—	(0.04)
Net earnings per diluted share	**$ 3.12**	$ 3.23	$ 3.19

As of December 31, 2006 and 2004, all options outstanding were dilutive as their exercise prices were lower than the average market price of Company common shares. Options to purchase 0.6 million shares of common stock outstanding as of December 31, 2005 were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of Company common shares and, therefore, would be antidilutive.

19 — DISCONTINUED OPERATIONS

On June 18, 2004, the Company completed the transfer of its cigar operation to a smokeless tobacco competitor, in connection with the resolution of an antitrust action. This transfer was completed to satisfy the Company's obligation under a litigation settlement, and therefore no cash consideration was received from the smokeless tobacco competitor. Prior to the transfer, the cigar operation had been included within All Other Operations for segment reporting purposes. As a result of the transfer, the results related to this operation are presented within "income (loss) from discontinued operations" for all periods presented on the

Consolidated Statement of Operations. No loss on disposal was recorded in 2004, as a charge for the fair value of the cigar operation was previously recorded in 2003 as a component of the antitrust litigation loss.

The operating results of the cigar operation, for the year ended December 31, 2004 were as follows:

Net sales	$ 4,215
Loss before income taxes	(4,899)
Income tax expense	(2,316)
Loss from discontinued operations	$(7,215)

Results for the year ended December 31, 2004 included a loss from the cigar operation and the recognition of expenses, including a $3.9 million accrual for an income tax contingency. In 2006, the Company recognized $3.9 million of after-tax income from discontinued operations due to the reversal of the aforementioned income tax contingency. This reversal resulted from a change in facts and circumstances, as the income tax consequences of the Company's announced sale of its corporate headquarters in connection with Project Momentum have eliminated the need for the contingency.

20 — RESTRUCTURING

During the third quarter of 2006, the Company announced and commenced implementation of a cost-reduction initiative called "Project Momentum," with targeted savings of at least $100 million over its first three years. This initiative was designed to create additional resources for growth via operational productivity and efficiency enhancements. The Company believes that such an effort is prudent as it will provide additional flexibility in the increasingly competitive smokeless tobacco category.

In connection with Project Momentum, restructuring charges of $22 million, related to the aforementioned $100 million in savings, were recognized for the year ended December 31, 2006 and are reported on the "restructuring charges" line in the Consolidated Statement of Operations. These charges were incurred in connection with the formal plans undertaken by management and are accounted for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The recognition of restructuring charges involves the use of judgments and estimates regarding the nature, timing and amount of costs to be incurred under Project Momentum. While the Company believes that its estimates are appropriate and reasonable based upon the information available, actual results could differ from such estimates. The following table provides a summary of restructuring charges incurred to date, as well as the total amount of charges expected to be incurred, in connection with Project Momentum for each major type of cost associated with the initiative:

	Restructuring Charges Incurred for the Year Ended December 31, 2006	Total Charges Expected to be Incurred[(1)]
One-time termination benefits	$15,625	$16,000 – $17,000
Contract termination costs	390	400 – 500
Other restructuring costs	5,982	11,000 – 12,000
Total	$21,997	$27,400 – $29,500

(1) The total cost of one-time termination benefits expected to be incurred under Project Momentum reflects the initiative's overall anticipated elimination of approximately 10 percent of the Company's salaried, full-time non-union positions across various functions and operations, primarily at the Company's corporate headquarters. The majority of the total restructuring costs expected to be incurred were recognized in 2006, with the remainder anticipated to be recognized in 2007. Total restructuring charges expected to be incurred currently represent the Company's best estimates of the ranges of such charges; although there may be additional charges recognized as additional actions are identified and finalized.

One-time termination benefits relate to severance-related costs and outplacement services for employees terminated in connection with Project Momentum, as well as enhanced retirement benefits for qualified individuals. Contract termination costs relate to charges for operating leases incurred in conjunction with the consolidation and relocation of facilities. Other restructuring costs are mainly comprised of other costs directly related to the implementation of Project Momentum, primarily professional fees.

The following table provides a summary of restructuring charges incurred to date, as well as the total amount of charges expected to be incurred, in connection with Project Momentum, by reportable segment:

	Restructuring Charges Incurred for the Year Ended December 31, 2006	Total Charges Expected to be Incurred
Smokeless Tobacco	$19,542	$24,800 – $26,500
Wine	322	400 – 500
All Other Operations	151	200 – 300
Total — reportable segments	20,015	$25,400 – $27,300
Corporate (unallocated)	1,982	2,000 – 2,200
Total	$21,997	$27,400 – $29,500

Accrued restructuring charges are included on the "accounts payable and accrued expenses" line in the Consolidated Statement of Financial Position. A reconciliation of the changes in the liability balance since January 1, 2006 is presented below:

	One-Time Termination Benefits	Contract Termination Costs	Other Restructuring Costs	Total
Balance as of January 1, 2006	$ —	$ —	$ —	$ —
Add: restructuring charges incurred	15,625	390	5,982	21,997
Less: payments	(3,968)	(198)	(5,930)	(10,096)
Less: reclassified liabilities[(1)]	(7,308)	—	—	(7,308)
Balance as of December 31, 2006	$ 4,349	$ 192	$ 52	$ 4,593

(1) Represents liabilities associated with restructuring charges that have been recorded within other line items on the Consolidated Statement of Financial Position at December 31, 2006. The $7.3 million consists of $6.8 million associated with enhanced retirement benefits, which is reflected in the accrued liabilities for pensions and other postretirement benefits, (See Note 14, "Employee Benefit and Compensation Plans") and $0.5 million associated with share-based compensation, which is reflected in additional paid-in capital.

21 — CONTINGENCIES

The Company has been named in certain health care cost reimbursement/third party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities. The Company believes these pending litigation matters will not result in any material liability for a number of reasons, including the fact that the Company has had only limited involvement with cigarettes and the Company's current percentage of total tobacco industry sales is relatively small. Prior to 1986, the Company manufactured some cigarette products which had a de minimis market share. From May 1, 1982 to August 1, 1994, the Company distributed a small volume of imported cigarettes and is indemnified against claims relating to those products.

Smokeless Tobacco Litigation

The Company is named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are six individuals alleging use of the Company's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products. The actions for three of these individuals have been dismissed; one in September 2006 which was dismissed without prejudice and two in October 2006 which were dismissed with prejudice. All three remaining individuals also allege the use of other tobacco products.

The Company is named in an action in Florida by an individual plaintiff against various smokeless tobacco manufacturers including the Company and other organizations for personal injuries, including cancer, oral lesions, leukoplakia, gum loss and other injuries allegedly resulting from the use of the Company's smokeless tobacco products. The plaintiff also claims nicotine "addiction" and seeks unspecified compensatory damages and certain equitable and other relief, including, but not limited to, medical monitoring.

The Company is named in an action in Idaho brought on behalf of a minor child alleging that his father died of "cancer of the throat" as a result of his use of the Company's smokeless tobacco product. Plaintiff also alleges "addiction" to nicotine and seeks unspecified compensatory damages and other relief.

The Company has been named in an action in Connecticut brought by a plaintiff individually, as executrix and fiduciary of her deceased husband's estate and on behalf of their minor children for injuries, including "squamous cell carcinoma of the tongue," allegedly sustained by decedent as a result of his use of the Company's smokeless tobacco products. The Complaint also alleges "addiction" to smokeless tobacco. The Complaint seeks compensatory and punitive damages in excess of $15,000 and other relief.

The Company believes, and has been so advised by counsel handling these cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain regulatory and litigation issues, all such cases are, and will continue to be, vigorously defended. The Company believes that the ultimate outcome of such pending litigation will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position. Notwithstanding the Company's assessment of the potential financial impact of these cases, the Company is not able to estimate with any certainty the amount of loss, if any, which would be associated with an adverse resolution.

Antitrust Litigation

The Company has been named as a defendant in a number of purported class actions brought by indirect purchasers (consumers and retailers), and class actions brought by indirect purchasers of its moist smokeless tobacco products in the states of California, Massachusetts and Wisconsin. In the first quarter of 2006, the Company was named as a defendant in a purported class action brought by indirect purchasers in the state of Pennsylvania.

As indirect purchasers of the Company's smokeless tobacco products during various periods of time ranging from January 1990 to the date of certification or potential certification of the proposed class, plaintiffs in those actions allege, individually and on behalf of putative class members in a particular state or individually and on behalf of class members in the states of California, Massachusetts and Wisconsin, that the Company has violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. Plaintiffs seek to recover compensatory and statutory damages in an amount not to exceed $75,000 per class member or per putative class member, and certain other relief. The indirect purchaser actions are similar in all material respects.

The Company has entered into a settlement with indirect purchasers, which has been approved by the court, in the states of Arizona, Florida, Hawaii, Iowa, Maine, Michigan, Minnesota, Mississippi, Nevada, New Mexico, North Carolina, North Dakota, South Dakota, Tennessee, Vermont and West Virginia and in the District of Columbia ("Settlement"). Pursuant to the approved Settlement, adult consumers receive coupons redeemable on future purchases of the Company's moist smokeless tobacco products. The Company will pay all administrative costs of the Settlement and plaintiffs' attorneys' fees. The Company also intends to pursue settlement of other indirect purchaser actions not covered by the Settlement on substantially similar terms, with the exception of Pennsylvania, for which the Company believes there is insufficient basis for such a claim. In this regard, the Company continues to make progress. On March 8, 2006, the court entered final approval of the settlement of the Kansas class action and New York action. An evidentiary hearing on plaintiffs' motion for an additional amount of approximately $8.5 million in attorneys' fees, expenses and costs, plus interest, beyond the previously agreed-upon amounts already paid by the Company was held April 4-5, 2006. To date, the court has not ruled on the motion. The Company believes, and has been so advised by counsel handling this case, that it has meritorious defenses in this regard, and will continue to vigorously defend against this motion. As such, the Company has not recognized a liability for the additional amounts sought in this motion. The Company has had settlements approved by the respective courts in connection with indirect purchaser actions in approximately 80 percent of the states in which they were filed.

The Company has been served with a purported class action complaint filed in federal court in West Virginia attempting to challenge certain aspects of the Settlement and seeking additional amounts purportedly consistent with subsequent settlements of similar actions, estimated by plaintiffs to be between $8.9 million and $214.2 million, as well as punitive damages and attorneys' fees. The Company believes, and has been so advised by counsel handling this case, that it has meritorious defenses in this regard, and will continue to vigorously defend against this complaint. As such, the Company has not recognized a liability for the additional amounts sought in this complaint.

The Company recorded a charge of $40 million in 2003, which represented its best estimate of the total costs to resolve indirect purchaser actions. The corresponding liability is periodically reviewed and adjusted, when appropriate, for a number of factors, including differences between actual and estimated settlements, and changes in estimated participation and coupon redemption rates. In 2006, the Company recorded $2 million in pre-tax charges due to a change in the estimated coupon redemption rate for coupons in connection with the resolution of certain states' indirect purchaser antitrust actions and higher than anticipated administrative expenses. In 2005, the Company recorded a $12.5 million net pre-tax charge related to costs to resolve, subject to court approval, certain states' indirect purchaser actions less favorably than originally anticipated. At December 31, 2006, the liability associated with the resolution of these indirect purchaser actions decreased to $12.9 million from $15.1 million at December 31, 2005, primarily as a result of actual coupon redemption and payments of administrative costs, partially offset by the aforementioned pre-tax charges in 2006.

Each of the foregoing actions is derived from the previous antitrust action brought against the Company by a competitor, Conwood Company L.P. For the plaintiffs in the putative class actions to prevail, they will have to obtain class certification. The plaintiffs in the above actions also will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses in this regard, and they are and will continue to be vigorously defended. The Company believes that the ultimate outcome of these purported class actions and the California, Massachusetts and Wisconsin class actions will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, beyond the amounts accrued, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position. Notwithstanding the Company's assessment of the financial impact of these actions, management is not able to estimate the amount of loss, if any, beyond the amounts accrued, which could be associated with an adverse resolution.

Other Litigation

The Company has been named in an action in California brought by the People of the State of California, in the name of the Attorney General of the State of California, alleging that the Company's sponsorship relating to the National Hot Rod Association violates various provisions of the Smokeless Tobacco Master Settlement Agreement ("STMSA") and the related Consent Decree entered in connection with the STMSA (see Note 22, "Other Matters" for additional information regarding the STMSA). The complaint seeks declaratory and injunctive relief, unspecified monetary sanctions, attorneys' fees and costs, and a finding of civil contempt.

The Company believes, and has been so advised by counsel handling the foregoing case, that it has a number of meritorious defenses. Except as to the Company's willingness to consider alternative solutions for resolving certain litigation issues, the foregoing case is, and will continue to be, vigorously defended.

22 — OTHER MATTERS

On October 22, 2004, the "Fair and Equitable Tobacco Reform Act of 2004" (the "Tobacco Reform Act") was enacted in connection with a comprehensive federal corporate reform and jobs creation bill. The Tobacco Reform Act effectively repeals all aspects of the U.S. federal government's tobacco farmer support program, including marketing quotas and nonrecourse loans. Under the Tobacco Reform Act, the Secretary of Agriculture imposes quarterly assessments on tobacco manufacturers and importers, not to exceed a total of $10.1 billion over a ten-year period from the date of enactment. Amounts assessed by the Secretary are impacted by a number of allocation factors, as defined in the Tobacco Reform Act. These quarterly assessments are used to fund a trust to compensate, or "buy out," tobacco quota farmers, in lieu of the repealed federal support program. The Company does not believe that the assessments imposed under the Tobacco Reform Act will have a material adverse impact on its consolidated financial position, results of operations or cash flows in any reporting period. In 2006, 2005 and 2004, the Company recognized charges of approximately $3.2 million, $4.2 million and $1 million, respectively, associated with assessments required by the Tobacco Reform Act.

In November 1998, the Company entered into the STMSA with the attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated against the Company. The STMSA required the Company to adopt various marketing and advertising restrictions and make payments potentially totaling $100 million, subject to a minimum 3 percent inflationary adjustment per annum, over a minimum of 10 years for programs to reduce youth usage of tobacco and combat youth substance abuse and for enforcement purposes. The period over which the payments are to be made is subject to various indefinite deferral provisions based upon the Company's share of the smokeless tobacco segment of the overall tobacco market (as defined in the STMSA). As a result of these provisions, the Company cannot reasonably estimate the value of the total remaining payments, given that these provisions require annual determination of the Company's segment share. As such, the balance of the future potential payments, based on these segment share determinations, will be charged to expense in the period that the related shipments occur, with disbursements made in the following year. The total charges recorded in selling, advertising and administrative expenses by the Company in connection with the STMSA were $16.7 million, $14.8 million and $13.2 million in 2006, 2005 and 2004, respectively.

In the first quarter of 2004, the Company paid $200 million as part of the resolution of an antitrust action brought by a smokeless tobacco competitor.

23 — QUARTERLY FINANCIAL DATA

(Unaudited)

	First	Second	Third	Fourth	Year
2006					
Net sales	**$433,641**	**$472,900**	**$458,649**	**$485,721**	**$1,850,911**
Gross profit	**329,431**	**360,486**	**342,794**	**352,112**	**1,384,823**
Net earnings	**115,913**	**134,655**	**118,085**	**137,203**	**505,856**
Basic earnings per share*	**0.72**	**0.84**	**0.74**	**0.86**	**3.15**
Diluted earnings per share*	**0.71**	**0.83**	**0.73**	**0.85**	**3.12**
2005					
Net sales	$ 440,527	$ 480,116	$ 456,830	$ 474,412	$ 1,851,885
Gross profit	340,123	370,090	346,319	352,222	1,408,754
Net earnings	121,832	136,525	132,234	143,677	534,268
Basic earnings per share*	0.74	0.83	0.81	0.88	3.26
Diluted earnings per share*	0.73	0.82	0.80	0.88	3.23

* Quarterly earnings per share amounts are based on average shares outstanding during each quarter and, therefore, may not equal the total calculated for the full year.

Results for the third and fourth quarters of 2006 included pre-tax restructuring charges of $17.5 million and $4.5 million, respectively. These charges were incurred in connection with the Company's cost-reduction initiative, Project Momentum.

Results for the fourth quarter of 2006, included the reversal of $4.7 million of tax accruals attributable to completed income tax audits and the expiration of certain statutes of limitation.

Results for the second quarter of 2005 included a $12.5 million pre-tax charge related to costs to resolve certain states' indirect purchaser actions less favorably than originally anticipated.

Results for the fourth quarter of 2005 included the reversal of $9.3 million of tax accruals attributable to completed income tax audits and the expiration of certain statutes of limitation.

Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A — Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company, under the direction of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has reviewed and evaluated the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's CEO and CFO believe, as of the end of such period, that the Company's disclosure controls and procedures are effective.

Report of Management on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Internal control systems, no matter how well designed, may have inherent limitations. As such, internal control policies and procedures over financial reporting established by the Company may not prevent or detect misstatements. Therefore, even those systems designed to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation, presentation and reporting.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included in Part II, "Item 8 — Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) during the fourth quarter of the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B — Other Information

Not applicable.

PART III

Item 10 — Directors, Executive Officers and Corporate Governance

The Company hereby incorporates by reference the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K which is contained under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in its Notice of 2007 Annual Meeting and Proxy Statement.

The Company hereby incorporates by reference the information with respect to the names, ages and business experience of the directors of the Company which is contained in the table and the accompanying text set forth under the caption "Election of Directors" in its Notice of 2007 Annual Meeting and Proxy Statement.

Executive Officers of the Registrant

The name, current position with the Company, age and business experience of each executive officer of the Company as of January 31, 2007 is set forth below:

Name	Current Position	Age
Murray S. Kessler	President and Chief Executive Officer	47
Robert T. D'Alessandro	Senior Vice President and Chief Financial Officer	53
Richard A. Kohlberger	Senior Vice President, General Counsel and Chief Administrative Officer	61
Theodor P. Baseler	President — International Wine & Spirits Ltd.	52
Daniel W. Butler	President — U.S. Smokeless Tobacco Company	47

None of the executive officers of the Company has any family relationship to any other executive officer, director of the Company or nominee for election as director.

After election, all executive officers of the Company serve until the next annual organization meeting of the Board of Directors or until their successors are elected and qualified. All of the executive officers of the Company have been employed continuously by it for more than five years, except for Mr. Butler who joined the Company in 2004.

Mr. Kessler has served as President and Chief Executive Officer of the Company since January 1, 2007 and served as its President and Chief Operating Officer from November 3, 2005 to December 31, 2006. Mr. Kessler has served as a member of the Company's Board of Directors since November 3, 2005. He served as President of U.S. Smokeless Tobacco Company ("USSTC") from April 6, 2000 to November 2, 2005. He served as Senior Vice President of USSTC from January 3, 2000 to April 5, 2000. He has been employed by the Company since January 3, 2000.

Mr. D'Alessandro has served as Senior Vice President and Chief Financial Officer of the Company since January 3, 2000. He served as Senior Vice President and Controller from January 1, 1996 until January 2, 2000. He has been employed by the Company since May 4, 1981.

Mr. Kohlberger has served as Senior Vice President, General Counsel and Chief Administrative Officer of the Company since January 1, 2007, and served as its Senior Vice President, General Counsel and Secretary from January 10, 2005 to December 31, 2006. He served as Senior Vice President from October 29, 1990 to January 9, 2005. He has been employed by the Company since October 9, 1978.

Mr. Baseler has served as President of International Wine & Spirits Ltd. since January 1, 2001. He served as Executive Vice President and Chief Operating Officer of International Wine & Spirits Ltd. from July 28, 2000 to December 31, 2000 and as Senior Vice President from January 1, 1996 to July 27, 2000. He has been employed by the Company since August 30, 1984.

Mr. Butler has served as President of USSTC since November 3, 2005. He served as Executive Vice President and General Manager of USSTC from September 1, 2004 to November 2, 2005. He was employed at Kraft Foods from 1987 to 2004 and held several executive positions of increasing responsibility. From 2002 to 2004, Mr. Butler served as Executive Vice President and General Manager of the Nabisco Biscuit Division of Kraft Foods. From 2000 to 2002, he served as Executive Vice President and General Manager of Kraft Canada. He has been employed by USSTC since September 1, 2004.

Code of Ethics

The Company has adopted a Code of Ethics for senior officers (the "Code") that applies to its principal executive officer, principal financial officer and principal accounting officer (Controller). The Code is available on the Company's website, www.ustinc.com, under the heading "Investors/Corporate Governance/Codes of Conduct." A free copy of the Code will be made available to any stockholder upon oral or written request addressed to the Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830. The Company will post promptly on its website any amendment to the Code or waiver of a provision thereunder, rather than filing with the SEC any such amendment or waiver as part of a Current Report on Form 8-K. The

Company has also adopted a Directors' Code of Responsibility and a Code of Corporate Responsibility applicable to all employees. These codes are also posted on the Company's website and are similarly available from the Company.

Director Nomination Procedures

The Company hereby incorporates by reference the information with respect to director nomination procedures which is contained under the caption "Director Nomination Procedures" in its Notice of 2007 Annual Meeting and Proxy Statement.

Audit Committee Matters

The Company hereby incorporates by reference the information with respect to its Audit Committee and the "Audit Committee Financial Expert" which is contained under the caption "Committees of the Board" in its Notice of 2007 Annual Meeting and Proxy Statement.

Item 11 — Executive Compensation

The Company hereby incorporates by reference the information with respect to executive compensation contained in the tables, related notes thereto and the accompanying text set forth under the caption "Executive Compensation," and the information with respect to Compensation Committee interlocks and insider participation which is contained under the caption "Committees of the Board." The information contained under the caption "Compensation Committee Report" in its Notice of 2007 Annual Meeting and Proxy Statement is incorporated herein by reference in response to this Item.

Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The Company hereby incorporates by reference the information with respect to the security ownership of management which is contained in the table and the accompanying text set forth under the caption "Election of Directors" in its Notice of 2007 Annual Meeting and Proxy Statement.

In addition, the Company hereby incorporates by reference the information with respect to the security ownership of persons known to the Company to beneficially own more than 5 percent of the Company's outstanding stock, which is contained under the caption "Beneficial Ownership of Common Stock" in its Notice of 2007 Annual Meeting and Proxy Statement.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which securities may be issued as of December 31, 2006. The securities which may be issued consist solely of UST Inc. Common Stock.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	5,730,732[1]	$34.43	9,250,464
Equity compensation plans not approved by security holders[2]	9,610	$43.40	—
Total	5,740,342	$34.45	9,250,464

(1) Consists of 250,000 shares issuable upon exercise of outstanding stock options, 301,522 shares issuable upon vesting of outstanding restricted stock, 202,150 shares issuable upon conversion of outstanding restricted stock units and 23,727 shares issuable upon conversion of outstanding deferred stock under the UST Inc. 2005 Long-Term Incentive Plan ("2005 LTIP"). In addition, 1,542,900 shares issuable upon exercise of outstanding stock options, 261,013 shares issuable upon vesting of outstanding restricted

stock and 28,325 shares issuable upon conversion of outstanding restricted stock units under the UST Inc. Amended and Restated Stock Incentive Plan (formerly the UST Inc. 2001 Stock Option Plan) are included in the above total. Also included in the total are 3,075,100 shares and 45,995 shares issuable upon exercise of outstanding stock options under the 1992 Stock Option Plan and the Nonemployee Directors' Stock Option Plan, respectively.

(2) Includes the Nonemployee Directors' Restricted Stock Award Plan.

(3) Represents the weighted-average grant date fair value of restricted stock and restricted stock units and the weighted-average exercise price of options outstanding at December 31, 2006.

Item 13 — Certain Relationships and Related Transactions, and Director Independence

The Company hereby incorporates by reference information with respect to indebtedness of management which is contained in the table and the accompanying text set forth under the caption "Indebtedness of Management," and with respect to the Company's policies and procedures for the review and approval of transactions in which a related party is known to have a direct or indirect interest, the information under the caption "Policy Governing Related Party Transactions" in its Notice of 2007 Annual Meeting and Proxy Statement.

In addition, the Company hereby incorporates by reference information with respect to the independence of directors which is contained under the caption "Director Independence" in its Notice of 2007 Annual Meeting and Proxy Statement.

Item 14 — Principal Accountant Fees and Services

The Company hereby incorporates by reference the information required herein which is contained under the captions entitled "Audit and Non-Audit Fees" and "Audit Committee Pre-Approval Policies and Procedures" in its Notice of 2007 Annual Meeting and Proxy Statement.

PART IV

Item 15 — Exhibits and Financial Statement Schedules

Documents filed as part of this Report:

UST Inc. Schedule II — Valuation and Qualifying Accounts For the Years 2006, 2005 and 2004
(Dollars in thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2006:				
Deducted from accounts receivable:				
Allowance for doubtful accounts	**$ 79**	**$ 26**	**$ (6)**	**$ 99**
Deducted from inventories:				
Reserve for inventory obsolescence....	**2,995**	**2,053**	**(2,318)**	**2,730**
Year ended December 31, 2005:				
Deducted from accounts receivable:				
Allowance for doubtful accounts	513	236	(670)	79
Deducted from inventories:				
Reserve for inventory obsolescence....	2,424	3,567	(2,996)	2,995
Year ended December 31, 2004:				
Deducted from accounts receivable:				
Allowance for doubtful accounts	1,375	7	(869)	513
Deducted from inventories:				
Reserve for inventory obsolescence....	7,190	4,089	(8,855)	2,424

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

The following exhibits are filed by the Company pursuant to Item 601 of Regulation S-K:

3.1 — Restated Certificate of Incorporation dated May 5, 1992, incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 1992.

3.2 — By-Laws adopted on December 23, 1986, amended and restated effective October 22, 1998, amended August 4, 2005, amended and restated effective January 1, 2007, incorporated by Reference to Exhibit 3.1 to Form 8-K dated November 2, 2006.

4.1 — Indenture dated as of May 27, 1999, between UST Inc. and State Street Bank and Trust Company, incorporated by reference to Exhibit 4 to Form 10-Q for the quarter ended June 30, 1999.

4.2 — Form of certificate of 7.25% Senior Note, incorporated by reference to Exhibit 4.2 to Form S-4 Registration Statement Filed on August 16, 1999.

4.3 — Form of certificate of Floating Rate Senior Note, incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement filed on August 16, 1999.

4.4 — Form of certificate of 8.80% Senior Note, incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement Filed on May 12, 2000.

4.5 — Form of certificate of 6.625% Senior Note, incorporated by reference to Exhibit 4.2 to Form S-4 Registration Statement Filed on November 6, 2002.

10.1* — Employment Agreement entered into on July 23, 1987 between the Company and Vincent A. Gierer, Jr., an Executive Officer, incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 1986.

10.2* — Employment Agreement entered into on December 14, 2000 between the Company and Richard H. Verheij, a former Executive Officer, incorporated by reference to Exhibit 10.2 to Form 10-K for the fiscal year ended December 31, 2000.

10.3* — Employment Agreement entered into on June 30, 2000 between the Company and Richard A. Kohlberger, an Executive Officer, incorporated by reference to Exhibit 10.3 to Form 10-K for the fiscal year ended December 31, 2000.

10.4* — Form of Severance Agreement dated October 27, 1986 between the Company and certain officers, incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 1986.

10.5* — 1992 Stock Option Plan, as amended and restated as of December 9, 1999, and incorporated by reference to Exhibit A to 2000 Notice of Annual Meeting and Proxy Statement dated March 20, 2000.

10.6* — 2001 Stock Option Plan, as amended and restated and renamed the Stock Incentive Plan, as of February 20, 2003, incorporated by reference to Appendix II to 2003 Notice of Annual Meeting and Proxy Statement dated March 27, 2003.

10.7* — UST Inc. Incentive Compensation Plan, as amended and restated as of January 1, 2003, incorporated by reference to Appendix I to 2003 Notice of Annual Meeting and Proxy Statement dated March 27, 2003.

10.8* — Amendment to UST Inc. Incentive Compensation Plan adopted on October 15, 2003, incorporated by reference to Exhibit 10.8 to Form 10-K for the fiscal year ended December 31, 2003.

10.9* — Officers' Supplemental Retirement Plan, as amended and restated as of January 1, 2003, incorporated by reference to Exhibit 10.9 to Form 10-K for the fiscal year ended December 31, 2003.

10.10* — Nonemployee Directors' Retirement Plan, as amended and restated as of January 1, 2002, incorporated by reference to Exhibit 10.10 to Form 10-K for the fiscal year ended December 31, 2001.

10.11* — Directors' Supplemental Medical Plan, as amended and restated as of February 16, 1995, incorporated by reference to Exhibit 10.10 to Form 10-K for the fiscal year ended December 31, 1994.

10.12* — Nonemployee Directors' Stock Option Plan effective May 2, 1995, incorporated by reference to Exhibit A to 1995 Notice of Annual Meeting and Proxy Statement dated March 24, 1995.

10.13* — Amendment to Nonemployee Directors' Stock Option Plan, effective June 30, 2000, incorporated by reference to Exhibit 10.13 to Form 10-K for the fiscal year ended December 31, 2000.

10.14* — Nonemployee Directors' Restricted Stock Award Plan effective January 1, 1999, and incorporated by reference to Exhibit 10.11 to Form 10-K for the fiscal year ended December 31, 1998.

10.15* — Form of Notice of Grant and Nonstatutory Stock Option Agreement between the Company and certain officers, incorporated by reference to Exhibit 10.1 to Form 8-K filed September 16, 2004.

10.16* — Restricted Stock Agreement, by and between the Company and Murray S. Kessler, an Executive Officer, as amended and restated effective September 13, 2004, incorporated by reference to Exhibit 10.2 to Form 8-K filed September 16, 2004.

10.17* — Severance Agreement, dated September 13, 2004, by and among the Company, U.S. Smokeless Tobacco Company and Murray S. Kessler, incorporated by reference to Exhibit 10.3 to Form 8-K filed September 16, 2004.

10.17(a)* — Amendment dated November 3, 2005 to Agreement, dated September 13, 2004, by and among the Company, U.S. Smokeless Tobacco Company and Murray S. Kessler, an Executive Officer, incorporated by reference to Exhibit 10.2 to Form 8-K filed November 8, 2005.

10.18* — Form of Notice of Grant and Restricted Stock Agreement between the Company and certain officers dated October 27, 2004, incorporated by reference to Exhibit 10.1 to Form 8-K filed November 2, 2004.

10.19* — Form of Notice of Grant and Restricted Stock Agreement between the Company and Murray S. Kessler dated January 3, 2005, incorporated by reference to Exhibit 10.1 to Form 8-K filed January 7, 2005.

10.20* — Subsequent Agreement, dated February 8, 2005, by and between the Company and Richard H. Verheij, a former Executive Officer, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 9, 2005.

10.21* — Summary of Nonemployee Director Compensation, dated February 17, 2005, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 22, 2005.

10.22* — Form of Nonemployee Director Stock Option Agreement dated February 16, 2005, incorporated by reference to Exhibit 10.2 to Form 8-K filed February 22, 2005.

10.23* — Retention Bonus Agreement, dated November 3, 2005, by and between the Company and Vincent A. Gierer, Jr., an Executive Officer, incorporated by reference to Exhibit 10.1 to Form 8-K filed November 8, 2005.

10.24* — Form of Amendment to Option Award Agreement, dated December 31, 2005, by and between the Company and certain officers of the Company or its subsidiaries, incorporated by reference to Exhibit 10.1 to Form 8-K filed December 13, 2005.

10.25* — UST Inc. Long-Term Incentive Plan, as amended and restated effective December 7, 2005, incorporated by reference to Exhibit 10.2 to Form 8-K filed December 13, 2005.

10.26* — Amendment to the UST Inc. Long-Term Incentive Plan, dated December 7, 2006.

10.27* — Form of Notice of Grant and Restricted Stock Agreement between the Company and certain officers, incorporated by reference to Exhibit 10.3 to Form 8-K filed December 13, 2005.

10.28* — Form of Notice of Grant and Stock Option Agreement between the Company and Daniel W. Butler, incorporated by reference to Exhibit 10.4 to Form 8-K filed December 13, 2005.

10.29* — Form of Indemnification Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K filed August 10, 2005.

10.30* — UST Inc. Director Deferral Program, incorporated by reference to Exhibit 10.1 to Form 8-K filed April 10, 2006.

10.31* — Severance Agreement, dated June 23, 2006, by and between UST Inc. and Robert T. D'Alessandro, incorporated by reference to Exhibit 10.1 to Form 8-K filed June 27, 2006.

10.32* — Severance Agreement, dated June 23, 2006, by and among UST Inc., U.S. Smokeless Tobacco Company and Daniel W. Butler, incorporated by reference to Exhibit 10.2 to Form 8-K filed June 27, 2006.

10.33* — Severance Agreement, dated June 23, 2006, by and among UST Inc., International Wine & Spirits Ltd. and Theodor P. Baseler, incorporated by reference to Exhibit 10.3 to Form 8-K filed June 27, 2006.

10.34* — Employment Agreement, dated December 7, 2006, by and between UST Inc. and Murray S. Kessler, incorporated by reference to Exhibit 10.1 to Form 8-K filed December 11, 2006.

10.35* — Form of Notice of Grant and Restricted Stock Agreement between the Company and Daniel W. Butler, incorporated by reference to Exhibit 10.2 to Form 8-K filed December 11, 2006.

10.36 — Purchase and Sale Agreement, by and between UST Inc. and Antares 100WP LLC, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 2, 2007.

21 — Subsidiaries of UST Inc.

23 — Consent of Independent Registered Public Accounting Firm.

31.1 — Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2 — Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32 — Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of the rules governing the preparation of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UST Inc.

Date: February 23, 2007

By: /s/ MURRAY S. KESSLER
Murray S. Kessler
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

February 23, 2007	Director, Chairman of the Board	/s/ VINCENT A. GIERER, JR. Vincent A. Gierer, Jr.
February 23, 2007	Director, President and Chief Executive Officer (Principal Executive Officer)	/s/ MURRAY S. KESSLER Murray S. Kessler
February 23, 2007	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ ROBERT T. D'ALESSANDRO Robert T. D'Alessandro
February 23, 2007	Vice President and Controller (Principal Accounting Officer)	/s/ JAMES D. PATRACUOLLA James D. Patracuolla
February 23, 2007	Director	/s/ JOHN D. BARR John D. Barr
February 23, 2007	Director	/s/ JOHN P. CLANCEY John P. Clancey
February 23, 2007	Director	/s/ PATRICIA DIAZ DENNIS Patricia Diaz Dennis
February 23, 2007	Director	/s/ JOSEPH E. HEID Joseph E. Heid
February 23, 2007	Director	/s/ PATRICK J. MANNELLY Patrick J. Mannelly
February 23, 2007	Director	/s/ PETER J. NEFF Peter J. Neff
February 23, 2007	Director	/s/ ANDREW J. PARSONS Andrew J. Parsons
February 23, 2007	Director	/s/ RONALD J. ROSSI Ronald J. Rossi

Exhibit 10.26

Amendment to the UST Inc. 2005 Long-Term Incentive Plan

The UST Inc. 2005 Long-Term Incentive Plan (the "Plan") is amended effective December 7, 2006, by deleting section 10 of the Plan in its entirety and inserting the following in lieu thereof:

10. Dilution and Other Adjustments.

If any change in corporate capitalization, such as a stock split, reverse stock split, or stock dividend; or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off, of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to shareholders (other than a cash dividend that is not an extraordinary cash dividend) results in the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation (or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding shares of Common Stock), or a material change in the value of the outstanding shares of Common Stock as a result of the change, transaction or distribution, then the Committee shall make equitable adjustments, as it determines are necessary and appropriate, in:

(i) the number and type of securities (or other property) with respect to which Awards may be granted;

(ii) the limitations on the aggregate number of shares of Common Stock that may be awarded to any one single Participant under various Awards;

(iii) the number and type of securities (or other property) subject to outstanding Awards (provided the number of shares of any class subject to any Award shall always be a whole number); and

(iv) the terms, conditions or restrictions of outstanding Awards and/or Award Agreements, including but not limited to the grant, exercise or purchase prices with respect to outstanding Awards;

provided, however, that all such adjustments made in respect of each ISO shall be accomplished so that such Option shall continue to be an incentive stock option within the meaning of Section 422 of the Code. Any and all such adjustments shall be conclusive and binding for all purposes of the Plan.

Parent and Subsidiaries

UST Inc. is an independent corporation without a parent. It had the following significant subsidiaries as of December 31, 2006:

Name of Subsidiary or Affiliate	Jurisdiction of Incorporation or Registration	Percentage of Ownership by UST Inc. or its Wholly Owned Subsidiaries
International Wine & Spirits Ltd.	Delaware	100%
Ste. Michelle Wine Estates Ltd.	Washington	100%
U.S. Smokeless Tobacco Company	Delaware	100%
U.S. Smokeless Tobacco Manufacturing Company	Delaware	100%
U.S. Smokeless Tobacco Brands Inc.	Delaware	100%

Certain subsidiaries have been omitted since, if considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the UST Inc. Employees' Savings Plan, the Registration Statement (Form S-8 No. 333-36844) pertaining to the 1992 Stock Option Plan, Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-60698) pertaining to the 2001 Stock Option Plan, the Registration Statement (Form S-8 No. 33-59229) pertaining to the Nonemployee Directors' Stock Option Plan, the Registration Statement (Form S-4 No. 333-101036) pertaining to the registration of senior notes due July 15, 2012, and the Registration Statement (Form S-4 No. 333-85285) pertaining to the registration of senior notes due June 1, 2009, of our reports dated February 22, 2007 with respect to the consolidated financial statements and schedule of UST Inc., UST Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of UST Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Stamford, Connecticut
February 22, 2007

Exhibit 31.1

UST INC.
CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Murray S. Kessler, President and Chief Executive Officer of UST Inc., certify that:

1. I have reviewed this annual report on Form 10-K of UST Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ MURRAY S. KESSLER

Murray S. Kessler
President and Chief Executive Officer

Date: February 23, 2007

UST INC.

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Robert T. D'Alessandro, Senior Vice President and Chief Financial Officer of UST Inc., certify that:

1. I have reviewed this annual report on Form 10-K of UST Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ ROBERT T. D'ALESSANDRO

Robert T. D'Alessandro
Senior Vice President and Chief Financial Officer

Date: February 23, 2007

002CS-13083